02024698

pE 4-1-02

RECD S.E.C.
APR 4 2002
080

1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's railway operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong and elsewhere in Asia;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation, in particular franchised buses and public light buses;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and
- other factors beyond the Company's control.

With respect to the Company's property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong and elsewhere in Asia;
- the level of interest rates prevailing in Hong Kong;
- the Company's ability to complete property developments on time and within budget;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- supply and demand in property markets in Hong Kong and mainland China;
- competition from other property developments;
- the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and
- other factors beyond the Company's control.

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: April 4, 2002

By: ______________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

EXHIBIT 1

地鐵公司
MTR Corporation



annual report

2001

6



Beneath the surface

vision MTR – Hong Kong's fast track to a world class city. **mission** to develop and manage a world class railway together with property and other related businesses, to enhance the quality of life in Hong Kong.

Milestones 2001

january

- **A new shareholders' agreement** was signed for Creative Star Limited (now Octopus Cards Limited), removing its non-profit making restriction. MTR continued as majority shareholder.

february

- **The Company was selected as operations and maintenance consultant** for the metro systems in Bangkok and Kaoshiung, signifying continued growth in our external consultancy business.

may

- **MTR was one of only three companies presented** with "The General Secretariat Award for Innovation in Public Transport" by the International Association of Public Transport (UITP) World Congress – the only Asian award winner.

- **Installation of platform screen doors** commenced at Choi Hung Station, as part of a programme to retrofit all underground stations by 2006.

- **Weekday evening peak service** was enhanced for all three Urban Lines, providing increased capacity, greater convenience and a more comfortable travelling environment for passengers.

june

- **A ceremony was held** at Tseung Kwan O Depot to mark the completion of all civil engineering works for the Tseung Kwan O Extension, on schedule for public opening in August 2002.



- **On 1 June**, MTR became one of the constituent stocks in the Hang Seng Index and the MSCI Provisional Index Series.

july

- **MTR submitted a competitive** project proposal to Government to build, operate and finance the Shatin to Central Link. The Company also tendered for the construction and operation of a cable car linking Tung Chung with Ngong Ping, the site of the Po Lin Monastery and the Big Buddha statue, and submitted a proposal on the Island Line Extensions, comprising the North Island Link and the West Island Line, which are natural extensions of the MTR system.

- **The tender for the Choi Hung Park and Ride Development** was awarded to Chun Wo Holdings Limited. The development will provide an improved environment for transport interchange while meeting demand for quality residential and commercial property in the area.



- **MTR commenced operation and maintenance** of the Automated People Mover at the Hong Kong International Airport.

september

- **North Point Interchange** opened, reducing interchange time between the Kwun Tong Line and Island Line to just one minute via a new platform screen door-fitted, air-conditioned interchange.



- **The Train Modernisation Programme** was completed three months ahead of the original schedule. The modernised trains feature improved lighting, ventilation, handles and poles, wheelchair and baggage space, maps and InfoPanels.

october

- **The estimated project outturn cost** of the Tseung Kwan O Extension was further revised down to HK$18 billion, a reduction of more than 40% compared to the original estimate. New rolling stock for the Tseung Kwan O Extension – MTR's first Asian-built trains – arrived from Korea for testing and commissioning.

- **The Company raised** HK$6 billion through two club loan facilities on very attractive terms, completing a financing programme during 2001 totalling HK$16 billion obtained at historically low interest rates.

november

- **The Ride 10 Get One Free programme** – a six-month fare concession bonus scheme was launched for all Octopus cardholders – to help MTR passengers face difficult economic conditions, and to stimulate ridership.

- **Paradise Mall** previously the Heng Fa Chuen Shopping Centre, opened after some HK$80 million spent renovating the shopping centre, bringing the concept of shoppertainment to new heights.

december

- **MTR was voted "Number One in Hong Kong"** in Review 200, a poll of Asia's leading companies conducted by the *Far Eastern Economic Review* in 2001.



- **The Company invited tenders** for Area 55b, the first property development tender along the new Tseung Kwan O Extension.

Key figures

Financial highlights *in HK$ million*	2001	2000	% Increase/ (Decrease)
Revenue			
Fare	5,728	5,715	0.2
Non-fare	1,864	1,862	0.1
Operating profit from railway and related operations before depreciation	4,059	3,914	3.7
Profit on property developments	3,248	3,376	(3.8)
Operating profit before depreciation	7,307	7,290	0.2
Profit attributable to shareholders	4,284	4,069	5.3
Total assets	98,128	92,565	6.0
Loans, obligations under finance leases and bank overdrafts	31,385	27,203	15.4
Shareholders' funds	54,049	50,355	7.3
Financial ratios *in %*			
Operating profit from railway and related operations before depreciation as a percentage of turnover	53.5	51.7	3.5
Debt/equity ratio	58.1	54.0	7.6
Return on average shareholders' funds	8.2	8.5	(3.5)
Interest cover *in times*	3.8	3.8	–
Share information			
Earnings per share *in HK$*	0.85	0.81	4.9
Dividend per share *in HK$*	0.42	0.10*	N/A
Share price at 31 December *in HK$*	10.20	13.65	(25.3)
Market capitalisation at 31 December *in HK$ million*	51,563	68,250	(24.4)
Operations highlights			
Total passenger boardings *in millions*			
MTR Lines	758	767	(1.2)
Airport Express Line	9.0	10.3	(12.8)
Average number of passengers *in thousands*			
MTR Lines *weekday*	2,231	2,240	(0.4)
Airport Express Line *daily*	25	28	(10.7)
Fare revenue per passenger *in HK$*			
MTR Lines	6.81	6.73	1.2
Airport Express Line	62.5	53.1	17.7
Proportion of franchised public transport boardings *in %*			
All movements	23.5	24.1	(2.5)
Cross-harbour	57.4	57.9	(0.9)
Proportion of transport boardings travelling to/from the airport *in %*			
Airport Express Line	27	28	(3.6)

* Represented dividends for approximately three months during which the Company's shares were listed in 2000.

Chairman's statement

- Net profit rose 5.3% to HK$4,284 million
- Excellent operating performance
- Tseung Kwan O Extension well under budget, ahead of schedule



Dear Shareholders,

In the Company's second year as a publicly listed company, MTR achieved satisfactory profits despite the poor economic environment in Hong Kong. This achievement was made possible by further improvements in efficiency and productivity whilst at the same time maintaining or exceeding the high operational standards achieved in previous years. The results testify to our successful business model that integrates our railway business with the development of substantial properties connected to our railway stations and depots.

Total net profit for the year reached HK$4,284 million, an increase of 5.3% over 2000. Earnings per share increased by 4.9% to HK$0.85.

The Board of Directors has proposed a final dividend of HK$0.28 per share which combined with the interim dividend of HK$0.14 per share would bring total dividends for the year to HK$0.42 per share. As in the previous year, shareholders will be given an option to receive dividends in either cash or in scrip. The Government has undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that no more than half of the total dividend will be paid in cash, thus demonstrating its continued support for the Company and providing us with capital for future development.

2001 achievements

Economic weakness in Hong Kong together with continued migration of population from urban areas to the New Territories and competition from other transport modes contributed to a 1.3% year-on-year decline in total patronage to 767 million, although total fare revenue increased marginally by 0.2% to HK$5,728 million. Patronage on the Airport Express Line was particularly affected by the tragic events of 11 September 2001 in the United States.

To counter the strong competition, we increased our initiatives to attract people to use the MTR and worked closely with the Government to improve the integration of our network with those of other transport operators. We refurbished stations to create a livelier environment and increased train service on the Urban Lines during off-peak hours and at evening peak times. The train modernisation programme, which was completed ahead of schedule, also improved the attraction of the MTR by providing customers with more comfortable trains, better lighting and ventilation, more comfortable seats and additional space for luggage or wheelchair use. The September opening of the new cross-platform interchange between the Kwun Tong Line and the Island Line at North Point Station resulted in significant time savings for passengers. New marketing initiatives, such as Hello Kitty & Snoopy model trains and other loyalty programmes were also introduced to promote ridership.

Our non-fare revenues increased marginally by 0.1% to HK$1,864 million, resulting in total revenues from railway and other businesses of HK$7,592 million, an increase of 0.2% over 2000. Notable achievements in our other businesses were significant increases in external consultancy business and continued good results from our property investment and management businesses. Our ongoing programme of increasing efficiency and productivity through cost control saw operating costs before depreciation decrease by 3.5% when compared to last year, a saving of HK$130 million. This allowed operating profit from railway and related operations to increase by 3.7% to HK$4,059 million. The operating margin of 53.5% was the highest since 1998.

11

During the year good progress was made in the construction and pre-sales of residential property units, particularly in Tung Chung, allowing the Company to realise property development profits of HK$3,248 million despite the soft property market.

MTR also benefited from declining interest rates with interest expenses decreasing to HK$874 million from HK$1,143 million. We took full advantage of the low interest rate environment to re-finance less cost effective borrowings as well as to take on additional net borrowings to finance our capital expenditure programme. Depreciation, however, increased by 4.2% to HK$2,178 million mainly as a result of the capitalisation of the Quarry Bay Congestion Relief Works costs during the year.

Outlook

Despite the challenging business environment, we see a number of exciting opportunities for our future development.

In our railway business, we take pride in our record of delivering major railway projects on time and within budget. The Tseung Kwan O Extension project is now well advanced, with the major civil construction works for the entire line completed in June last year and remaining works progressing satisfactorily. I am pleased to report that the latest estimated cost for the project has been revised to HK$18 billion, a reduction of more than 40% compared to the original budget and 14% below last year's revised budget. We are targeting to open the line for public service around mid August 2002, four months ahead of our project obligation to the Government.

As I reported last year, the Government's long-term policy commitment to promote rail as the backbone of Hong Kong's public transport network, as embodied in its Railway Development Strategy 2000, is of long-term importance to MTR. During the year, we continued our discussions with the Government regarding a number of Railway Development Strategy 2000 projects as well as the Penny's Bay Rail Link. We submitted several proposals to undertake new projects and extensions on the basis of a commercial return, which the Government has recognised to be typically calculated at a margin of between 1% and 3% above our weighted average cost of capital.

In response to the Government's invitation, in July 2001 we submitted a competitive proposal for the Shatin to Central Link. This is an important project for the Company and the Government has assured us that the proposal will be assessed in both its financial and technical aspects on a "level playing field" basis as between the Company and Kowloon-Canton Railway Corporation, which we understand has also submitted a proposal. We believe that our proposal is highly competitive in respect of cost, programme and customer service features. The tender is currently under consideration by the Government.

Separately, we have also submitted proposals to construct, finance and operate the Island Line Extensions, comprising the North Island Link and the West Island Line, which are regarded as natural extensions of the MTR system. We expect progress in discussions with the Government on these proposals during 2002. On the Penny's Bay Rail Link, we continued our discussions with the Goverment on the project agreement which we expect to finalise in 2002 and for construction work to begin thereafter. We also submitted a proposal to build a cable car system on Lantau Island, linking Tung Chung with Ngong Ping and the nearby Big Buddha statue and Po Lin Monastery. We have been shortlisted by the Government for final negotiations on this project, which would establish a major new tourist attraction in Hong Kong.

In our real estate business, with all development projects of the Airport Railway awarded by the end of year 2000, the focus now is to ensure the timely construction, completion and, as appropriate, leasing or sale of these properties. With respect to property developments along the Tseung Kwan O Extension, our tender for Area 55b in December 2001 attracted strong interest and the development was awarded in January 2002 to a consortium led by New World Development Company Ltd. We anticipate tenders for more Tseung Kwan O development packages during 2002. The refurbishment undertaken during 2001 at Paradise Mall and Telford Boulevard, as well as the adjustment of trade mix at Maritime Square, should enhance rental yields in 2002. Our property management business will continue to expand, as further developments on the Airport Railway projects are completed.

We continue to examine new ways to build on MTR's goodwill and image, and its large customer base. Usage of Octopus cards continued to expand in 2001, with 8.2 million cards in issue by year-end, an increase for the year of 15.5%. The management of Octopus Cards Limited is committed to expanding card usage further as well as exploring other revenue enhancing initiatives.

In our advertising business, the Company will strive to increase revenues despite poor market conditions. The "e-Instant Bonus" system launched in the year will be extended whilst new advertising formats and panels will be installed. Refurbishment and re-merchandising of stations will continue.

I reported last year that we are always mindful of opportunities outside of Hong Kong. As at the end of 2001 we were involved in external rail consultancy contracts in Bangkok, Kaoshiung, Taipei, Singapore, Delhi and Sydney as well as cities in Mainland China such as Shanghai, Guangzhou and Shenzhen. We continue to look for consultancy contracts that leverage our skill base and enhance our revenue.

To support our future development, the Company continues to maintain a strong balance sheet with comfortable financial ratios. Our capital expenditures on committed projects and existing systems will fall significantly after completion of the Tseung Kwan O Extension. We therefore have substantial capacity to raise capital to finance new projects or businesses.

The current difficult economic environment and competition from other modes of transport continue to challenge our existing operations. We will therefore continue our efforts to control costs, increase productivity and improve efficiency where possible. Inevitably this will affect our staff and I extend to them my sincere thanks for their co-operation, understanding and commitment. Cost control balanced with the need to continue providing excellent levels of service is firmly embedded in the minds of everyone at the Company. A good example of this will be the opening of the Tseung Kwan O Extension, where we intend to meet the additional operational requirement without increasing overall staffing levels; with all staff being required for the operation of this line to be re-deployed from other parts of our business.

Economic considerations have also led the Board of Directors to decide not to raise fares in 2002, following a similar decision in 2001.

Our commitment to stakeholders

The Company, as a unique railway organisation managing diverse businesses, is committed to its Core Values of Service, Respect and Value for all stakeholders, including our nearly half million shareholders, the 2.23 million passengers served each weekday and our 7,231 staff members. These core values underlie our commitments and lay the foundation for our business and social objectives. We are determined to meet those objectives by maintaining high standards of disclosure, transparency, strong corporate governance and building an ethical culture within the Company. We continue to strive to be a socially responsible organisation, placing emphasis on social sustainability and taking the lead in promoting environmental and safety awareness. The Company became a founding member of the Association for Socially Responsible Investment in Asia last year and our achievements in environmental initiatives were recognised by our winning the "Hong Kong Eco-Business Grand Award".

Our 2001 staff attitude survey revealed that the majority of our employees regards MTR as a progressive company, where safety and working conditions, communication and employee involvement are areas of strength. Externally, we are viewed as a leading company in Hong Kong providing high quality services, according to the "Review 200" survey conducted last year by the Far Eastern Economic Review. Guided by our vision, mission and core values, we aim to remain at the forefront of promoting social and environmental awareness, good corporate governance and open investor communications.

Optimism in a challenging environment

The global economy continues to perform poorly, although there are some early signs of a recovery in the United States. Hong Kong's economic growth slowed substantially in 2001 while entering its third consecutive year of deflation. We nevertheless remain optimistic concerning the outlook for our Company. With costs tightly contained, a healthy balance sheet, excellent people and a culture of transparency, strong risk management and control, MTR is soundly positioned to meet future challenges.

To achieve our mission in 2002, MTR will focus on the following objectives:

- Achieve further cost control through increased efficiencies and re-deployment of staff.
- Improve patronage.
- Commission the Tseung Kwan O Extension with a target opening date of August.
- Pursue new rail projects in Hong Kong including the Shatin to Central Link and the Penny's Bay Rail Link.
- Further develop the planning of the Island Line Extensions in conjunction with the Government.
- Continue the tendering process for Tseung Kwan O Extension property developments and strengthen revenue from our investment properties.
- Continue to expand our consultancy services and project operations outside Hong Kong.
- Enhance revenue from rail related businesses such as Octopus, advertising, station retail and telecommunications.

Finally, I extend my gratitude to my directors and all staff for their commitment and hard work in these difficult times. I wish to further thank our shareholders, financiers and business partners for their continued support.

Jack So Chak-kwong *Chairman*
Hong Kong, 28 February 2002

Corporate governance

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices. In recognition of our achievements, MTR received the Diamond Award in the public sector category for Best Corporate Governance Disclosure from the Hong Kong Society of Accountants in 2000.

The overall management of the Company's business is the responsibility of the Board of Directors. The Board, however, delegates day-to-day management to the Executive Directorate, and focuses its attention on matters affecting the Company's finances and shareholders. These include financial statements, dividend policy, changes in accounting policy, the annual operating budget, certain material contracts, major financings and investments, risk management strategy, treasury policies and fare structures.

The Company takes care to ensure the Board is in a position to exercise its powers in an informed manner. The Board meets regularly and its members receive information between meetings about business developments. All Board members have full and timely access to the relevant information and may take independent professional advice if necessary.

As an integral part of good corporate governance a number of committees have been established. These committees comprise non-executive directors who have been invited to serve as members. Their independent and objective views on various aspects of how MTR is governed provide proper control and ensure that we continue to achieve the high standards expected of a major listed company.

Audit committee

The Audit Committee meets regularly to review the completeness, accuracy and fairness of the Company's financial statements. They consider the nature and scope of internal and external audit reviews. They also assess the effectiveness of the systems of internal control the Company has established to allow the Board to monitor the Group's overall financial position and to protect its assets.

The Audit Committee Chairman prepares an annual report to the Board covering its activities for the year and highlighting any significant issues. The Audit Committee in 2001 met four times and comprised three non-executive Directors.

Remuneration committee

The Remuneration Committee meets regularly to consider human resources issues, including the terms and conditions of employment, remuneration and retirement benefits of the Chairman and Chief Executive and members of the Executive Directorate.

The Remuneration Committee in 2001 consisted of three members who were all non-executive Directors.

Nominations committee

The Nominations Committee carries out the process of recommending and nominating candidates to fill vacancies on the Board.

The Nominations Committee during the year comprised three members, all of whom were non-executive Directors.

Internal audit

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The department has unrestricted access to information that allows it to review all aspects of the Company's activities and internal controls. On a regular basis, it conducts comprehensive audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. The Internal Auditor reports directly to the Chairman of the Board and has direct access to the Audit Committee.

Code of best practice

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong. The only exception is that non-executive Directors of the Company are not appointed for a specific term. Apart from those Directors appointed by the Chief Executive of Hong Kong SAR under the MTR Ordinance, other Directors must retire by rotation and re-election at the annual general meetings, in accordance with the Company's Articles of Association.

Ethical culture

MTR has sought to bring sound corporate governance into every aspect of its operations at all levels of the organisation. To this end, the Board has approved a Code of Conduct to be followed by all staff in dealing with colleagues, customers, clients, suppliers, contractors and consultants. The code is designed to create an ingrained set of values that provide a common understanding of right and wrong in business dealings. It also outlines ways of resolving ethical problems that arise in the workplace. We hope that through this code, the Company can continue to build on the high standards it has already achieved.

RESPONSIBILITY

MTR's operations make a major contribution to the prosperity and well-being of Hong Kong. MTR is committed to taking a leading role in raising standards of social responsibility among listed companies, not just in Hong Kong but across Asia.

The case for sustainability

In all of our operations, MTR aims at providing a framework to promote sustainability. For MTR rail operations, this means providing equitable access to affordable, safe, effective and reliable transportation while minimising consumption of non-renewable resources, generation of noise, and emissions to air and water. For our property business, it means reducing environmental impacts during construction and taking care in our designs and management to account for social and environmental needs, where practicable.

There are a number of compelling business reasons for this approach, including:

- Reducing energy costs.
- Reducing potential liabilities, through reducing risks to the environment and to the safety of customers and staff. During 2001 we undertook 219 environmental audits and 206 health and safety audits, helping us to maintain our excellent records in these areas.
- Improving productivity by encouraging staff to implement best practices.
- Ensuring construction projects proceed with minimal delays and with the support of nearby communities.
- Attracting socially responsible investors. In response to the growth in this sector of investment, efforts have been made to approach such investors to understand their disclosure requirements and obtain feedback that will help us improve our operations. In 2001 we became a Founding Member of the Association for Socially Responsible Investment in Asia (ASrIA). This is the first not-for-profit membership association dedicated to promoting sustainable and responsible investment in the region.



barrier free

In 2001, our railway network was voted Hong Kong's "Most Barrier Free Public Transport Facilities" by the Hong Kong Physically Handicapped and Able-Bodied Association, a body comprising disabled people, senior citizens and care givers.

To demonstrate our continued commitment to sustainability and transparency, MTR plans to publish in April 2002 a corporate sustainability report – the first such initiative in Hong Kong. The web-based report provides further details describing how sustainability influences our strategic planning and how sustainability issues are managed on a day-to-day basis. It also reports on progress against last year's targets, sets sustainability targets for 2002 and challenges readers to provide their feedback on sustainability and the MTR. The report, which covers our rail and property activities, notes that we have made greater progress with our rail activities, although acknowledging that we seek to replicate such progress for our property interests over the coming years.

Environment

As the operator of a railway system in a densely populated city MTR plays a significant role in reducing the environmental cost of moving 2.23 million people every weekday. Compared with the MTR, taxis and buses produce respectively 100 times and 10 times more atmospheric pollution.

Management of environmental issues

Last year, each department set its own environmental targets within the overall corporate framework and monitored progress towards achieving them using our corporate Environmental Management System.

We strive to reduce as far as possible the environmental impact of our operations. Each year we look for ways to reduce our consumption of electricity. The traction energy consumption measured in kilowatt hours per kilometre has increased by 0.7% as compared to last year due to changes in train schedules and performance criteria. This increase is significantly less than the general trend over the past five years, supporting our efforts to fine-tune the energy use by optimising the signaling system, the trains and our services.

Traction power consumption


Kilowatt hours per km
3.5
3.0
2.5
2.0
1.5
1.0
0.5
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Over the past 10 years MTR has reduced the consumption of electricity, including traction power. This saves costs and benefits the environment.

Noise during construction and operation of our railways is a key concern for us. We have worked hard to reduce complaints and incidents exceeding regulatory limits. We will continue to work closely with the Government and local communities on this issue. Highlights of our noise reduction program were removal of a further 30 track joints and the purchase of a second high capacity rail grinder.

Wastewater from our railway operations is another important issue. The Company had planned during 2001 to complete its drainage and effluent treatment programme to comply with the relevant ordinance. In support of this project, eight new water treatment plants and extensive pipeline diversions were required. During the course of this work, 11 additional sewerage connections were discovered. As a result, completion of this enlarged project has been extended into 2002.

In addition to improvements to our infrastructure, we promote recycling throughout our operations. 100% of scrap metal and oil was recycled this year, resulting in recovery of 720 tonnes of metal and 3,150 litres of oil.

Property

We have also taken an environmental lead as a co-developer and manager of properties. Market sentiment is generating demand for increasingly efficient, well-built and "green" developments. We review and where appropriate use more effective construction methods and materials, such as metal formwork and dry wall systems. Examples of an environmentally friendly approach can be seen in our innovative planning for the large Area 86 site centred on the future Tseung Kwan O South Station and the use of sky gardens and balconies in the Kowloon Station Development Package 3.

Contractors and Procurement

In support of raising environmental awareness within the construction and contracting sector, during the year we introduced the Contractor Project Environmental Awards. A contractor's environmental performance is measured by compiling the results of monthly environmental site audits, the monitoring of specific environmental impacts at the contractor's sites and the contractor's efforts in training and in achieving agreed environmental targets. They are the first awards of this type in Hong Kong.

All suppliers have completed an environmental assessment to ensure that all goods and services supplied meet standards for materials, recycling and sustainability.

Environmental accounting

During the year, we initiated a pilot scheme to determine the extent of spending on environmental issues based on the existing Activity Based Costing structure. The results will be reviewed in 2002.

In recognition of our environmental initiatives, MTR won the Award in the Green Office category for 2001, presented by the Hong Kong Eco-Business Awards.

Community

By providing an efficient transport system linked to high quality property developments, MTR provides people with "more time for life" – for their families, recreation and work.

Accessibility

We strive to make our railways accessible to all including children, seniors and the physically impaired. To enhance the physical mobility of our passengers, we have installed a variety of features in stations to help the elderly and the physically impaired. These include lifts and ramps, by which 70% of our platforms can now be reached, Braille route maps and bi-directional wide ticket gates. In December, the Company, together with 11 other public transport operators in Hong Kong, supported the annual "International Disabled Persons Day", providing free unlimited travel on the MTR for the disabled and their care-takers. In 2001, our network was voted Hong Kong's "Most Barrier Free Public Transport Facility" by the Hong Kong Physically Handicapped and Able-Bodied Association.

Outreach

In our relations with the wider community, MTR also seeks to identify areas of need where the Company can devote some of its resources for health, humanitarian and other social benefit. The Company's commitment to the community has helped foster an attitude of care among employees. In addition to corporate giving, our staff donated to different causes during 2001. Many also devoted leisure time to helping the less fortunate, in part through events organised by our Association of Voluntary Workers, a unique grass-roots organisation whose activities MTR supports.

In particular, we aim to interact with the people around us in ways that promote a wider integration of the activities of the Company with that of the SAR. To enable the public to celebrate a milestone in the transport heritage of Hong Kong, as well as to promote the benefits of the train modernisation scheme, we organised events in August to commemorate the last day in service of first generation MTR trains. Two thousand people bought charity tickets for the last journey of such trains from Central Station to the Kowloon Bay Depot, where they joined a further 6,000 people at the depot's open day.

Health and safety

We are committed to ensuring the health and safety of employees, customers, contractors and the public on our premises. We take care to enhance safety awareness in all areas and strive for continuous improvement in safety performance. Our efforts during 2001 once again resulted in safety records that are among the best in the world for our type of operations.

Raising awareness

Education on the safe use of the railway under our Passenger Behaviour Education programme continued throughout the year. MTR employees gave a total of 39 talks in schools, centres for the elderly and other institutions. Trips were organised to the MTR and Airport Railway facilities. Public commitment to safety was also enhanced by our annual Model Passenger Awards, Escalator Safety Campaign, Safety Month and participation in Transport Day.

Awareness of safety among employees was advanced during the year through regular training, events such as the Corporate Safety Week and the Inter-company safety quiz. A pilot Behavioural Accident Prevention Protection Process was introduced at the Airport Railway, with the aim of improving working practices from a safety perspective. We also continued to refine our Contractor Safety Management System that helps ensure tight standards in both continuing operations and new construction work.

Improving risk management

All new equipment destined for MTR continued to be evaluated for its health and safety performance and station modernisation also contributed to improved conditions. Our risk management system, which seeks to identify and mitigate potential hazards, was improved through the upgrading of the Hazard Registration System which now offers faster retrieval of data, analysis and reporting.

Investor relations

Investors and MTR

MTR has a wide base of investors in both the equity and debt capital markets. The Company is committed to cultivating high standards of investor relations through regular and open communications. With over 15 years' presence in the international capital markets, we are widely recognised as one of Asia's leaders in investor relations' practices.

Communicating with the investment community

As a result of our efforts in investor relations, MTR has become one of the most widely covered companies in the region, with well over 20 brokerage and investment houses currently publishing research on a regular basis. Management is encouraged by the extent and depth of this coverage and is committed to fostering an even closer working relationship with the investment community to increase its understanding of the Company.

During 2001, this commitment was demonstrated by the involvement of senior management in more than 250 meetings with research analysts and institutional investors. This was in addition to participation in a significant number of local, regional and global investor conferences.

Supporting our retail shareholders

As at 31 December 2001 the Company's retail shareholders numbered over 470,000, the largest shareholder base of any company in Hong Kong. To ensure effective communication between these individuals and MTR, in addition to the formal reporting of results through our financial reports and the Annual General Meeting, we operate a dedicated hotline within our Corporate Relations Department for shareholders' enquiries. In 2001 alone, we responded to nearly 40,000 telephone calls. We also provide extensive information on the investor information pages of our website.

Many of the retail investors who subscribed at the initial public offering remain as shareholders and we greatly value their support. In recognition of this, we held sales promotions and produced a set of limited edition souvenir tickets in 2001 exclusively for MTR shareholders.

Annual report

We have continued to find ways of improving the dissemination of our Annual Report to shareholders. Following recent changes in legislation, beginning with this 2001 Annual Report, our shareholders may elect to receive a summary version instead of the full version. Both reports can be accessed via our website and are available in both English and Chinese.

Investor website

Consistent with our efforts to provide high quality and timely disclosure of information about the Company's operations and finances, during 2001 we upgraded the investor information section of the corporate website. The investment community is now able to access up-to-date information on the Company in a quicker and more user-friendly manner.

Market recognition

Our dedication to achieving good investor relations and our commitment to high standards of disclosure and transparency continued to be recognised by the financial community in 2001.

The Company's 2000 Annual Report was again voted one of the best in Hong Kong by the Hong Kong Management Association, receiving the "Best Annual Reports Silver Award". With the success of the IPO and a well-received global bond issue in 2000, together with a continuing policy of high disclosure, the Company was voted "Best Company in Investor Relations in Hong Kong" by *Finance Asia* magazine, following a survey of investors and executives in major international financial centres. We were also named the "Best Credit in Hong Kong and in Asia" for the third consecutive year in 2001 by *The Asset* magazine, based on a benchmark survey of institutional fixed income investors.

Key shareholder information

Financial calendar 2002

Announcement of 2001 results	28 February
Last day to register for 2001 final dividend	25 March
Book closure period	26 March to 8 April
Annual General Meeting	16 May
2001 final dividend payment date	14 June
Announcement of 2002 interim results	August
2002 interim dividend payment date	October
Financial year end	31 December

Registered office
MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website
http://www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in the USA through an American Depository Receipt (ADR) Level 1 Programme sponsored by Morgan Guaranty Trust Company. They are also quoted on the London SEAQ International System.

Ordinary shares *(as at 31 December 2001)*
Shares outstanding: 5,055,229,742 shares
Hong Kong SAR Government shareholding: 3,869,799,423 shares (76.55%)
Free float: 1,185,430,319 shares (23.45%)

Nominal value	HK$1 per share
Market capitalisation *(as at 31 December 2001)*	HK$51.563 billion

Share price performance



Relative index
HK$
130
120
100
80
60
40
21
18
15
12
9
6
2001 Jan
Jun
Dec
MTR share price relative to HSI (left scale)
MTR share price (right scale)

Dividend policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable in October and June respectively, with the interim dividend representing approximately one third of the total dividend to be paid for the entire year.

Dividend per share (in HK$)

2000 Final Dividend	0.10*
2001 Interim Dividend	0.14
2001 Final Dividend	0.28
ADR Level 1 Programme	
Ordinary share to ADR ratio	10:1
Depositary Bank	Morgan Guaranty Trust Co. 60 Wall Street, New York NY 10260-0060, USA

Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index
Hang Seng Hong Kong Composite Index
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index

Stock codes

Ordinary Shares	
The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
ADR Level 1 Programme	MTRUY
SEAQ International	
Reuters	0066q.L

Annual Report 2001

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Central Registration Hong Kong Limited, Rm 1901-1905, Hopewell Centre, 188 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our full and summary annual/interim reports and accounts are also available online at our corporate website at http://www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Central Registration Hong Kong Limited, Rm 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and research analysts, please contact:
Corporate Finance Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 3811 Facsimile: (852) 2993 7696
Email: investor@mtr.com.hk

* Represented dividends for approximately three months during which the Company's shares were listed in 2000.



Hong Kong International Airport
LANTAU ISLAND
NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
Airport
Tung Chung
19
Yam O
Disney
Tsing Yi
18
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Nam Cheong
Olympic
20
Kowloon
21
Hong Kong
22
Tamar
Kowloon Tong
Lok Fu
Wong Tai Sin
Tsz Wan Shan
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Po Lam
Hang Hau
Tseung Kwan O South
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Jordan
Tsim Sha Tsui
Ma Tau Wai
Kai Tak
Tokwawan
Ho Man Tin
Whampoa
Hung Hom
Tai Wai
Kennedy Town
Belcher
Sai Ying Pun
Sheung Wan
Central
Central West
Admiralty
Wan Chai
Causeway Bay
Tin Hau
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan

operating network and potential extensions

MTR's existing railway network stretches the length and breadth of Hong Kong. The proposed new lines and those under construction will expand the footprint, beginning in August with the Tseung Kwan O Extension in Kowloon.

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Interchange Station
- Property Developments along Tseung Kwan O Extension

Project in progress

- Tseung Kwan O Extension
- Airport Railway Four Tracking

Existing network

- Airport Express Line
- Tung Chung Line
- Kwun Tong Line
- Tsuen Wan Line
- Island Line

Proposed extensions

- Penny's Bay Rail Link (Extension to Disney Theme Park)
- North Island Link
- West Island Line
- Shatin to Central Link
- Kwun Tong Line Extension

Properties developed by the Company

1. Telford Gardens / Telford Plaza
2. World-wide House
3. Admiralty Centre
4. Argyle Centre
5. Luk Yeung Sun Chuen / Luk Yeung Galleria
6. New Kwai Fong Gardens
7. Sun Kwai Hing Garden
8. Fairmount House
9. Kornhill / Kornhill Gardens
10. Fortress Metro Tower
11. Hongway Garden / Vicwood Plaza
12. Perfect Mount Gardens
13. New Jade Garden
14. Southorn Garden
15. Heng Fa Chuen / Heng Fa Villa / Paradise Mall
16. Park Towers
17. Felicity Garden
18. Tierra Verde / Maritime Square
19. Tung Chung Crescent / Citygate
20. Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian Tower / Olympian City One / Olympian City Two
21. Waterfront
22. One International Finance Centre / IFC Mall

Executive management's report

ENVIRONMENT

Renewed economic weakness

The year 2001 saw a deterioration in prospects for a recovery of the Hong Kong economy, as conditions in the United States and other major markets worsened over the course of the year. Although the terrorist attacks of September 11 and the immediate aftermath have become a dominant event, the US had begun to show signs of a slowing economy as early as March. Not until the end of the year did the 11 rate cuts by the US Federal Reserve Board appear to arrest the pace of the decline.

The weakness in the US economy has inevitably affected Hong Kong, given its open marketplace and significant trade flows with the United States. Despite the support afforded by continued strong growth in Mainland China, domestic export and re-exports registered substantial decreases of respectively 15.2% and 4.6%.

Tourism was also affected. Inbound visitors number remained flat while arrivals from developed countries fell markedly.

In addition to a poor external environment, Hong Kong continued to undergo a significant structural adjustment brought about by the Asian financial crisis and the currency board system that links the Hong Kong currency to the US dollar. Deflation remained a major threat as the consumer price index registered a decline of 1.6% for the year. Despite high levels of liquidity in the banking system and lower nominal interest rates in line with the US, an uncertain outlook continued to discourage business investment and reduce employment. The local stock market was among the worst performers of the major markets, the Hang Seng Index closing the year at 11,397, down 25%. With property and stock prices depressed and unemployment worsening, consumer confidence and spending remained weak. For the year, Hong Kong's GDP rose only 0.1%, after a rise of 10.5% in 2000.

Despite the economic downturn, the Government remains committed to its investment plans in education and infrastructure to support Hong Kong's long-term development. Major projects such as Castle Peak Road improvements, Container Terminal 9 back up facilities, Phase I of Disneyland, and the Science Park are in progress. Initiatives will be taken to capitalize on Hong Kong's excellent transport infrastructure and its links with the Mainland to promote Hong Kong as a logistics centre. These new investments and initiatives will not only provide a solid foundation for Hong Kong's long-term development, but also help to mitigate the economic burden felt by the community.

Market shares of major transport operators in Hong Kong

In percentage


2001
2000
MTR
KCRC
KMB
Citybus
NWFB
Other buses
Green mini buses
Trams
Ferries

Total public transport utilisation for 2001 was 4,017 million passengers of which 3,971 million were carried by the franchised transport operators.

Market shares of transport operators crossing the harbour

In percentage


2001
2000
MTR
Buses
Ferries

Reliability and value for money have helped the MTR retain a strong market share among the franchised operators for cross-harbour transport.

Rail expansion remains desired goal

Despite the weak economy, the franchised public transport industry experienced a modest growth of 1.5%. Total public transport demand for the year was 4,017 million, up from 3,971 million in 2000, of which franchised operators including MTR, KCR, buses, green mini-buses, trams and ferries, carried 3,276 million. However, the weak economy and continued strong competition from other modes of transport saw MTR's market share fall marginally from 24.1% to 23.5%, while that of buses rose from 47.2% to 47.6%.

Although overseas tourist arrivals rose by 5.1% mainly due to a dramatic increase in visitors from Mainland China, the air passenger traffic stayed flat at 23.0 million in 2001. The market share of the Airport Express Line fell marginally from 28% to 27% in 2001.

In spite of the short-term decline in patronage, the longer-term trend for Hong Kong to favour railway as the preferred mode of transportation remains firmly in place, bolstered by the public's increasing demand for a better environment, especially air quality. With the risk that Hong Kong's status as a regional financial and service centre could also be threatened by pollution, the business community has also shown increasing support for measures to protect and enhance Hong Kong's environment.

Against this backdrop, the Government continues to work towards the implementation of Railway Development Strategy 2000 (RDS-2000), which affirms that railways will form the backbone of the future transport system in Hong Kong. RDS-2000 has identified six new railway systems for priority development, including the North Island Link, West Island Line and Shatin to Central Link. This aims to bring 70% of the population within one kilometre of a railway station and raise railway's overall share of public transport from 31% in 2000 to 43% in 2016.

Market shares of transport operators to/from the airport

In percentage


2001
2000
Airport Express Line
Buses
Private cars
Coaches
Others
Taxis

The Airport Express Line remained a key provider of transport to and from the airport.

A challenging property sector

The Hong Kong property market remained fundamentally weak throughout the year, with buying confidence suffering a further setback as Hong Kong's economy slowed considerably. Although affordability improved significantly during the year, rising unemployment, uncertain job prospects and excess supply weighed heavily on the market. The number of transactions rose only marginally from a 10-year low of 85,774 units in 2000 to 88,190 units. With interest rates bottoming out and developers offering more aggressive pricing and financing terms, activity picked up in the fourth quarter and a number of new projects in prime locations registered impressive sales. However, with the timing of recovery in Hong Kong still unclear and unemployment set to rise further, it is far from certain that this momentum can be carried into 2002.

In the office sector, a continued influx of companies wishing to use Hong Kong as a regional base heightened demand for quality office space. This was largely offset by shrinking demand overall, owing to poor business conditions and further consolidation in sectors such as technology and financial services. As a result, the significant rise in rental rates in 2000 was reversed, dampening capital values. Despite continuing excess supply of Grade A office space, a greater balance is expected to emerge over coming years, as strong demand emerges from multinational companies locating their Asian headquarters in Hong Kong to take advantage of China's accession to the World Trade Organisation.

Although consumer sentiment and spending remained weak throughout the year, the retail property sector was relatively stable, holding on to rental gains acquired since mid 1999. Larger, higher quality and well-managed shopping centres in good locations have continued to be the main beneficiaries in the sector, attracting quality brand name retailers and strong retail traffic.



upgrading the platform

To reduce energy consumption and improve the station environment, MTR launched a HK$2 billion project to retrofit platform screen doors at all underground stations – the only railway in the world to undertake such a project. Passengers will also benefit from improved trackside safety.

- Combined fare revenues for the MTR Lines and Airport Express Line rose 0.2% to HK$5,728 million
- All Performance Requirements and Customer Service Pledge targets were met or exceeded
- Productivity and operating margin increased

OPERATIONS

MTR continued to make a major contribution to Hong Kong's quality of life and its role as an efficient service hub by providing a safe, reliable, fast and environmentally friendly mass transport service.

Patronage

Following an improvement at the end of 2000, the year 2001 saw a decline in patronage, as unemployment rose, population migrated from urban areas to the New Territories not served by the MTR and competition from other modes of transport intensified. The MTR Lines recorded total passenger volumes for the year of 758 million, compared to 767 million in 2000. This represents a 23.5% share of the total franchised public transport market compared to 24.1% in 2000. Cross-harbour traffic fell marginally, accounting for 57.4% of all franchised cross-harbour boardings. Fare revenue from the MTR Lines was HK$5,164 million.

With a continued poor economic environment in Hong Kong, the Company did not increase fares in 2001 and further decided not to increase fares in 2002.

Fare trend


Index
1000
800
600
400
200
80
85
90
95
2001
HK payroll index (avg 11.27% growth p.a.)
Consumer price index (A) (avg 6.35% growth p.a.)
MTR system average fare (avg 6.35% growth p.a.)

Over the past 20 years, MTR fares have tracked the consumer price index closely and on average have become much more affordable for Hong Kong people.

Passengers and fares


In HK$ billion
Million
8
6
4
2
1,000
750
500
250
812
798
790
778
767
5.2
5.4
5.6
5.7
5.7
$6.39
$6.82
$7.14
$7.35
$7.46
1997
1998
1999
2000
2001
Number of passengers (right scale)
Fare revenue (left scale)
Average fare

The weak economy and competition from other modes of transport led to a slight decline in MTR patronage in 2001.



The Airport Express Line faced relatively greater challenges, especially after the events of September 11 in the United States, which severely affected the air travel industry. Passenger volumes for 2001 fell by 12.8% to 9.0 million, representing 27% of the total market. Revenue was not affected, however, as fare discounts were removed. The average fare rose from HK$53.1 in 2000 to HK$62.5 in 2001, generating revenue of HK$564 million, an increase of 2.7%.

Innovative marketing initiatives helped promote ridership. The launch of the new "More Time For Life" branding in July, combined with the use of popular young entertainers, rejuvenated MTR's image and attracted more young people. The web-based MTR Club, re-launched in July 2000, had by year-end recruited over 120,000 members, building a powerful platform for future loyalty programmes and cross selling.

Monitoring every detail of our railway operation is crucial to exceeding the 99% reliability performance target. This year we migrated all our control panel data onto a PC Windows based system. This will support our plans for station control room consolidation, saving cost and improving response time.

precision control

The patronage promotions introduced in 2001, such as Hello Kitty & Snoopy model trains, Ride 10 and Get KFC meals and Wellcome shopping coupons were all very successful, generating a total of 3.17 million incremental passengers.

International performance comparisons: The 10-member Community of Metros (CoMET)

Metro system network data (2000)	MTR Lines*	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I
Passenger journeys *in million*	767	405	970	1,393	1,381	1,247	404	486	2,042	3,203
Car kilometres *in million*	92	133	429	324	517	214	91	82	241	610
Route length *in km*	74	153	408	200	471	211	115	49	177	264
Number of stations	43	170	275	134	425	297	65	46	134	144

* The Airport Express Line is excluded from metro benchmarking

Note: the other metros in the comparison are Berliner Verkehrs - Betriebe, London Underground Limited, New York City Transport Authority, Sistema de Transporte Colectivo, Regie Autonome de Transports Parisiens Metro, Regie Autonome de Transports Parisiens Regional Express Railway, Metropolitano de Sao Paulo, Teito Rapid Transit Authority and Moscow Metro. The benchmarking agreement prohibits specifically identifying the data for metro system.

Service performance

We met our demanding performance requirements, ensuring punctuality and convenience for passengers. The reliability of ticketing equipment and tickets saw further improvement, while that of the railway and other station equipment remained extremely high.

The Company's Operating Agreement with the Government sets out minimum performance requirements, which are supplemented by Customer Service Pledges established by MTR. We exceeded all these targets. For the year, MTR passenger journeys were 99.9% on time. This means an MTR passenger who travels twice a day and five days a week would on average experience a delay of five minutes or more only once every two years. In the few cases of major service disruption, our staff responded swiftly to assist passengers and ensured rapid resumption of services. Escalator reliability was 99.9%, with on average one machine out of service for about half-an-hour per month. All other equipment recorded excellent reliability figures.

The outstanding performance together with service enhancements contributed to high levels of customer satisfaction. MTR conducts market surveys and solicits customer feedback regularly to support continuous improvement. In 2001, the Service Quality Indices for the MTR Lines and Airport Express Line stood at 69 and 80 respectively on a 100 point scale, indicating that our services are well received. We also performed well according to the latest international benchmarking of the 10-member Community of Metros (CoMET) where MTR retained its strong position with respect to safety, service quality, reliability, passenger cost and profitability.

Improvement initiatives

A number of important improvements to trains, stations and customer service were made in 2001 that also contributed to high customer satisfaction, reliability and increased capacity.

In December 2000, we increased the train service of the Urban Lines during off-peak hours, followed in mid 2001 by a higher frequency evening peak service. These initiatives shortened overall travel time and added to passenger comfort.

Thanks to early completion of the train modernisation programme, the saloon environment was much improved. The new train carriages provide better, more energy efficient lighting and ventilation, more comfortable seats and additional space for luggage or wheelchair users. They also contain informative and user-friendly Flashing Route Maps showing the direction of travel, the next station and exit door, as well as new LED displays for unobtrusive advertisement and infotainment. The driving cabs benefit from better ergonomics, as well as quicker fault diagnosis and easier

Operations performance in 2001

Service performance item	Performance Requirement	Customer Service Pledge target	Actual performance in 2001
Train service delivery	98.5%	99.5%	99.8%
Passenger journeys on time			
• MTR Lines	98.5%	99.5%	99.9%
• Airport Express Line	98.0%	99.0%	99.8%
Train punctuality			
• MTR Lines	98.0%	99.0%	99.3%
• Airport Express Line	98.0%	99.0%	99.9%
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	577,247
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	6,000	11,768
Add value machine reliability	95.5%	97.0%	98.8%
Ticket issuing machine reliability	93.0%	97.0%	99.0%
Ticket gate reliability	97.0%	98.5%	99.6%
Escalator reliability	98.0%	99.0%	99.9%
Passenger lift reliability	98.5%	99.0%	99.7%
Temperature and ventilation			
• Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	95.0%	99.9%
• Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	96.3%
Cleanliness			
• Train compartment: cleaned daily	N/A	97.0%	99.9%
• Train body: washed every 2 days	N/A	97.0%	99.9%



maintaining our standards

The sophisticated electrical and mechanical equipment in our rolling stock calls for first-class maintenance to uphold safety and reliability. Our rigorous asset replacement programmes also help extend working life and reduce costs.

recovery. The feedback on the modernised trains from customers and employees has been very favourable.

The smooth opening in September of the new cross-platform interchange between the Kwun Tong Line and the Island Line at North Point Station was another significant achievement. The new facility saves passengers considerable time and resulted in an immediate 1.8% increase in cross-harbour passengers, and a 0.6% increase in total passengers.

Building this new interchange required major works and diversion of the existing Kwun Tong Line, which was conducted during non-traffic hours on 25 August. The changeover involved the simultaneous disconnection of track, overhead lines, signalling and other operational systems at Quarry Bay and their reconnection to the new systems installed in the new tunnels leading to North Point Station. Careful planning and execution enabled this major work to be completed on time, within budget and with minimum disruption.

To enhance customer service, we continued to upgrade station entrances, concourses and control rooms, as part of our Station Improvement Program. We also began to install platform screen doors on station platforms to improve the overall environment, energy efficiency and safety. The first installation became operational at Choi Hung in October 2001. MTR is the only company in the world to retrofit platform screen doors to lines already in service.

Awards

The Company has established an excellent track record in project management, technical and operational expertise in all aspects of railway operation, including design, construction, commissioning, operation and maintenance.

Throughout the year, our depth of expertise gained recognition in numerous international and local awards. The company was one of only three companies to win "The General Secretariat Award for Innovation in Public Transport" at the biennial world congress of the International Association of Public Transport (UITP). MTR was also rated "Best Transport Operator" in the annual survey on the "Performance of Public Transport Institutions in Hong Kong" by the Democratic Alliance for the Betterment of Hong Kong.

In January, MTR was awarded ISO 9001: 2001 certification, the first Hong Kong company to be so benchmarked by the Hong Kong Quality Assurance Agency (HKQAA) against this newly published revised quality standard.

Higher productivity

Our commitment to exploiting new technologies and adopting best practices in the design, maintenance and operation of the railway again saw tangible results in 2001.

Total operating costs fell from HK$3,663 million to HK$3,533 million as we achieved significant productivity gains. These resulted from business process re-engineering and developing a multi-skilled

Railway maintenance cost per revenue car km (at constant $)


In HK$ at 1997 price
2001
6.6
3.1
9.7
2000
7.4
2.9
10.3
1999
7.7
2.8
10.5
1998
8.1
3.1
11.2
1997
9.8
3.6
13.4
Infrastructure and station facilities
Rolling stock

A systematic maintenance programme has steadily reduced the relative cost of keeping our system in the best operating order.

Benchmarking comparisons


(MTR performance vs. best performance)
100
100
100
Service reliability passenger journey on time
100
99
Punctuality percentage of trains on time
40
55
System utilisation passenger km per capacity km
84
86
Density number of passengers per track km
2000
1999
Best Performance = 100

MTR again exceeded internal targets as well as those set by the Government, allowing us to retain market leadership in punctuality and reliability.

Staff efficiency and financial performance


(MTR performance vs. best performance)
100
74
61
Staff efficiency number of passengers per staff hour
100
100
Cost efficiency fare revenue per total cost
92
74
Service running cost total cost per car km
100
100
Passenger cost total cost per passenger
2000
1999
Best Performance = 100

Higher service levels have not affected our ability to run our operations safely and efficiently.



making the connection

Precision welding of rails in the new tunnels at North Point is one small detail in the creation of a new interchange to improve passenger transfer between the Kwun Tong and Island lines.

System and market information

Railway operation data	2001		2000	
Total route length *in km*	82.5		82.2	
Number of rail cars	923		923	
Number of "e-Instant Bonus" in stations	16		-	
Number of station kiosks and mini-banks at stations	386		377	
Number of poster advertising panels at stations	15,105		15,000	
Number *of advertising panels in trains*	8,944		10,384	
Daily hours of operation	19		19	
Minimum train headway *in seconds*	Morning peak	Evening peak	Morning peak	Evening peak
• Tsuen Wan Line	120	144	120	150
• Kwun Tong Line	128	144	128	150
• Island Line	128	156	128	165
• Tung Chung Line				
Hong Kong - Tung Chung	600	600	600	600
Hong Kong - Tsing Yi	300	300	300	300
• Airport Express Line	600	600	600	600

work force that has enabled us to re-deploy staff and reduce manpower. Outsourcing certain non-core maintenance and supporting services also yielded substantial savings.

Where appropriate, MTR has also automated operations. During the year a new train bogie-cleaning machine was commissioned and automatic turn-around *of trains introduced at the Sheung* Wan and Tsuen Wan terminal stations, resulting in reduced manpower requirements.

Our Total Station Operation and Total Depot Operation schemes, begun in 2000, made further progress. These involve the gradual merger of operations and maintenance activities at stations and depots. *Staff members are trained with a wider array of* skills, resulting in higher productivity, greater flexibility and faster response.

Lower costs

Higher staff productivity was matched by cost reductions in other areas. We reduced electricity consumption by optimising further the *Automatic Train Control* system and replacing station lighting by more energy efficient devices. We also benefited from rebates offered by the power supply companies.

The railway operation requires substantial on-going capital investment. Maintenance and replacement of equipment and systems is also a major cost. Optimal maintenance and asset *replacement* is therefore crucial if we are to meet our performance targets profitably over the longer term.

We regularly and systematically assess the conditions of our equipment and systems to devise the most effective replacement programmes. Each project is subject to a detailed evaluation to *ensure the best result. Once approved, projects are managed* professionally so that they are completed on time, within budget and provide the expected performance. In 2001 we again met our expectations in these areas.

Outlook

It is expected that the weak economy will continue to impact patronage during the first half of 2002. The early opening of the *Tseung Kwan O Extension in August will provide an opportunity* for growth and help increase patronage and revenues from the fourth quarter.

We will continue to adopt appropriate new technologies and introduce best practices in all areas of our operations. Our aim is to provide the best possible service, increase revenues and achieve *high operating margins.*


客務中心
Customer Service Centre

underground crystal

MTR leases a total of 15,124 square metres of commercial space in stations, with a tenant mix ranging from art galleries to banks. These businesses enhance the passenger experience while generating additional revenues to the Company from rentals.

BUSINESSES

- Revenues fell 2.2% to HK$973 million, affected by the weak economy
- HK$71 million of new external consultancy contracts signed
- Expansion of Octopus network

The Company continued its efforts during the year to develop other businesses. The 2.23 million people from all walks of life who use the MTR network every weekday and the railway infrastructure itself together offer abundant possibilities to generate revenues from commercial ventures, advertising and services. In addition, the Company's 20-year track-record of operating one of the world's best mass transit systems and our international reputation present significant opportunities for securing fees for external consultancy services. Our success in these fields has seen revenues from other businesses rise by 27% over the past five years.

Octopus Card

Our decision in 1994 to form a joint venture company, Creative Star Limited (now Octopus Cards Limited) to develop a smart card for fare collection on the transport operation has proven to be far-sighted. Today, around 88% of passenger journeys on the MTR use this highly convenient method of access. We have expanded its use rapidly to cover other modes of transport and, more recently, retail operations such as 7-Eleven and on a trial basis, McDonald's. Octopus is possibly the most successful form of plastic "cash" in the world today, with an average of 6.9 million transactions each day.

By the end of 2001, 8.2 million cards had been issued, representing a growth rate of 15.5% over 2000. Average daily transaction value grew from HK$41 million at the start of the year to HK$47 million by year end, as the user network expanded. The system was rolled out to all 161 cabs of Hong Kong Tramways in August and the number of maxicabs taking Octopus rose to 1,300. Car parks continued to join the system and trials were successfully completed in September on parking meters. A large number of non-transport organisations also adopted or fully implemented the card system, including photocopiers at universities, Vitasoy vending machines, public swimming pools and Maxim's fast-food restaurants. Trial runs for gate entry at the Shatin and Happy Valley racecourses were also successful.

Eight new banks, as well as Circle K convenience stores, began offering add value services, further increasing the attraction of Octopus cards. Expansion of automatic add-value services via bank issued credit cards will promote greater Octopus usage in the growing non-transport segment, as cardholders' concerns that their electronic "purses" may run out are eliminated. Over the year, the number of such automatic add-value accounts grew 120% to 308,000.

In 2001, profit contribution from the investment in Octopus Cards Limited rose to HK$29 million, an increase of 123% over 2000.

Advertising

Both passenger carriages and stations are ideal locations for advertising. Increasingly popular with advertisers are the trackside video projection systems which offer full motion video viewing at station platforms. During the year, 20 such systems were installed. Special advertising on station walls and train bodies also continued to see strong demand, despite a generally soft market enabling the Company to retain more than 50% share of the competitive outdoor advertising market.

In September, following successful trials, a new interactive electronic coupon advertising system, e-Instant Bonus, was launched. The system allows advertisers to promote their discount offers to millions of passengers a day. Users can obtain discount coupons using their Octopus cards. All offers can be updated instantaneously via MTR's data network. This initiative was followed in November by the launch of a free weekly magazine *Hui Guide Guide*, containing both lifestyle and MTR-related information. The magazine has been well received by advertisers and end-users.

Nevertheless, advertising revenue for the year was affected by the weak economy, falling by 15% to HK$428 million.

Telecommunications

Over recent years, the rising penetration rate of wireless telecommunications in Hong Kong has led to a shift in the Company's telecommunications revenue, with the mobile component increasing as fixed-line declines. Mobile phone usage has become the main driver for telecommunications income, with the number of calls made within the MTR system rising to 215 million and all minutes to 435 million. However, the increased penetration was partly offset by the reduction in paging and payphone rental income, whose usage is declining in Hong Kong. Rental income relating to the installation of mobile base stations also contributed a new source of income.

Total telecommunications revenue in 2001 fell 0.6% to HK$173 million.

Revenues from other business activities



In HK$ million
2001
428
221
173
151
973
2000
504
217
174
100
995
1999
366
213
168
76
823
1998
375
164
158
146
843
1997
405
110
163
89
767
Poster advertising
Kiosk rental
Telecommunications services
Others

We have been very successful in using our infrastructure and experience to generate additional revenues, which fell marginally in 2001 owing mainly to the weak advertising market.

adformation

We leverage on our infrastructure to capture additional revenues. The 2.23 million people using the MTR each weekday are a sought after consumer group to which we offer access through an increasing number of channels, including InfoPanels inside our trains.



To advertise on this panel
call 2527 9125
Panel News

Station commercial facilities

In agreement with the Government, MTR allocates certain floor areas at its stations for commercial facilities. At year end, a total of 15,124 square metres of such space was taken up. Services provided by these commercial facilities, such as ATM machines, bakeries, convenience stores and confectionery shops enhance passenger experience while generating additional revenues to the Company from rentals. During the year we began work on refurbishing commercial facilities at certain stations, notably at Central Station. This involves expanding new layouts and adjusting the trade mix, in order to improve the attractiveness of the outlets. We are also adding commercial outlets to maximise the permitted commercial floor space.

Despite the weaker economy, income from station commercial facilities rose slightly by 2% to HK$221 million in 2001.

External consultancy

2001 saw a dramatic expansion of the Company's external rail consultancy business. A total of 69 overseas consultancy contracts were awarded to MTR. Over the life of these projects they will earn a total of HK$71 million in fees and contributed strongly to the increase in consultancy revenue during the year.

In February, we were selected for a contract to assist in supplying the Electrical & Mechanical systems for the new underground mass transit in Bangkok. A total of four contracts were signed for work in Singapore, including one with Montgomery Watson to design tunnel alignments for the new Circle Line. In Mainland China, we are now working in Shenzhen and Guangzhou, while in Taiwan we are providing consultancy services on railway operations, maintenance and system assurance to the Kaoshiung Rapid Transit Corporation and on railway maintenance to the Taipei Rapid Transit Corporation.

Work on existing contracts proceeded well. The contract in UK with Westinghouse Signals Ltd. was completed ahead of schedule, confirming the Company's expertise, professionalism and efficiency. Work for the Delhi Metro Rail Corporation Limited on the development of its smart card system and rolling stock design also continued on schedule and to the satisfaction of the client.

In addition to overseas work, we were awarded a contract by the Airport Authority to operate and maintain the Automated People Mover at Hong Kong International Airport. As a result, our technical expertise has been recognised at home as well as abroad.

Revenues from consultancy rose 300% in 2001 to HK$32 million.

Outlook

The prospect of a weak economy may subdue growth in non-fare revenues especially during the first half of 2002. Nevertheless we are committed to maximising the considerable potential our resources offer in this area.

The Octopus network will continue to expand. Trials are planned for taxis and we will continue to spread the system across the transportation and mass retail sectors. Octopus Cards Limited is also exploring the possibility of its cards being used for payment of Government services and for effecting payment over the Internet.

Following the successful introduction of *Hui Guide Guide*, we intend in 2002 to distribute a free daily newspaper, to capture more advertising dollars. Although competition in outdoor advertising is increasing, we will leverage our unique advantage in offering a controlled advertising environment. New formats and panels will be installed to improve returns.

Refurbishments and additional commercial facilities at stations together with an improved tenant mix, will support commercial revenues, which should be increased by contributions from the new Tseung Kwan O Extension.

Overseas, the Company is developing relationships with a number of railway organisations and we confidently expect to add more contracts to our expanding portfolio of external consultancy business.


Chez Michelle

REVIEW

- Property development profit down slightly by 3.8% to HK$3,248 million
- Strong performances from investment property and property management
- Solid progress on Airport Railway developments, Tseung Kwan O Extension property tender commenced

walking in paradise

The upgrading and renaming of Heng Fa Chuen shopping mall as Paradise Mall was the highlight of a good year for the Company's portfolio of retail investment properties, which are increasing their lead over their competitors.

Hong Kong's property market was generally weak throughout the year. Hence, we initiated only two new development projects, namely Choi Hung Park and Ride development and Tseung Kwan O Area 55b. Although we kept the market situation, including land premium indicators, under constant review, we decided it would not be prudent to tender further new projects.

The Airport Railway development packages completed in the year achieved a significant share of total property sales in Hong Kong. This indicates that MTR locations remain particularly attractive because of their convenience and good planning. The majority of sales were in the second half of the year, following successful financial and other incentives introduced by various developers to stimulate the general market. By year end, overall demand for flats in the urban areas was holding fairly steady, with the majority of buyers being end-users.

In 2001 we recognised HK$3,248 million in profits from property development, in line with expectations. The property development contributions were supported by strong performances from our investment portfolio and property management units.

A prudent and balanced approach

The Company plays a key role in the urban growth of Hong Kong by creating and supporting the development of new, well planned communities based around railway stations. A good example of this is Tung Chung, where we have played a leading role in establishing the new town.

We work in joint venture with established, qualified development companies selected through open tender. Our development agreements minimise the downside financial risk to MTR, through a variety of profit-sharing measures such as securing up-front profit, sharing by asset-in-kind or back-end profit. Land premium payments are the responsibility of the appointed developer. Our integrated approach has allowed the Company to combine revenues from property development with recurrent income from property investment and management, improving the quality of earnings.

Timing of new property development tenders is a key issue for the Company and necessarily reflects both general economic conditions and other factors, such as land premium and developer interest, that impact the property sector. We have been careful to avoid situations where market conditions may depress the realisation of the Company's potential asset value to an unacceptable level.

Through most of 2001, we took the view that Tseung Kwan O Extension related developments should not be brought to market given the prevailing environment. By late December, sentiment had improved and we tendered out Area 55b, a residential site of four towers. Following the successful tender, an award was made in January 2002 to a consortium led by New World Development Company Ltd. We re-planned the remaining tender programme to align it with the anticipated economic recovery over the next two to three years.

Construction activity progressed well on both residential and commercial schemes at the remaining Airport Railway sites. We undertook some fine-tuning of the construction programmes for certain packages, while keeping unchanged our core targets. Since construction quality has become an issue of community concern in Hong Kong we paid particular attention to improving the already high quality control standards of these projects.

Investment properties and the property management business both performed well, contributing in total HK$891 million in revenues. Value-added residential estate services for owners were expanded and we invested in major shopping centre refurbishments at Paradise Mall and Telford Boulevard, while keeping costs under stringent control. Our success stood in marked contrast to an otherwise lacklustre retail property sub-sector, where many operators suffered from the economic downturn.

Development properties

Airport Railway

With the award of the final Airport Railway development package in 2000, 2001 was characterised by continuing construction activity and staged development completions from earlier packages.

Airport Railway property development plan and progress



Gross floor area in thousand sq.m.
Hong Kong
416
Kowloon
1,097
Olympic
682
Tsing Yi
293
Tung Chung
1,011
Property development progress
Under construction
Construction completed or near completion
Property development plan
Residential
Office
Hotels/Serviced apartment
Retail and others

Despite a soft market MTR made good progress in the construction and sale of properties along the Airport Railway.

Airport Railway Property Developments (Packages awarded)

Location	Developers	Type	Gross floor area (sq.m.)	No. of parking spaces	Expected completion date
Hong Kong Station	Sun Hung Kai Properties Ltd.	Office	254,190		By phases
	Henderson Land Development Co. Ltd.	Retail	59,460		from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998-2004
	Bank of China Group Investment Ltd.	Car park		1,344	
Sub-total			415,900		
Kowloon Station					
Package One	Wing Tai Holdings Ltd.	Residential	147,547		Completed in
(The Waterfront)	Temasek Holdings (Pte) Ltd.	Car park		1,332	2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two	The Wharf (Holdings) Ltd.	Residential	210,319		By phases
(Sorrento)	Wheelock and Company Ltd.	Car park		1,313	from
	New Asia Realty and Trust Company Ltd.				2002-2003
	Realty Development Corporation				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		2004
		Cross border bus terminus	5,886		
		Car park		410	
Package Four	Amoy Properties Ltd.	Residential	128,845		2003
		Car park		864	
Packages Five, Six	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
and Seven		Office *	235,778		from
		Serviced apartment *	68,472		2003-2007
		Hotel	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,974	
Sub-total			1,096,947		
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Fully
(Island Harbourview)	Bank of China Group Investment Ltd.	Retail	14,900		completed in
	Kerry Properties Ltd.	Residential	169,950		2000
	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
	Capitaland Commercial Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		By phases
(Park Avenue and	Kerry Properties Ltd.	Residential	220,050		from
Central Park)	Bank of China Group Investment Ltd.	Market	1,100		2001-2002
	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		2005
		Kindergarten	1,300		
		Car park		300	
Sub-total			682,171		

Airport Railway Property Developments (Packages awarded) continued

Location	Developers	Type	Gross floor area (sq.m.)	No. of parking spaces	Expected completion date
Tsing Yi Station					
(Tierra Verde)	Cheung Kong (Holdings) Ltd.	Retail	46,170		Fully
	Hutchison Whampoa Ltd.	Residential	245,700		completed in
	CITIC Pacific Ltd.	Kindergarten	925		1999
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Development Co. Ltd.	Office	15,000		By phases
(Tung Chung Crescent)	Henderson Land Development Co. Ltd.	Retail	48,500		from
	New World Development Co. Ltd.	Hotel	22,000		1999-2003
	Sun Hung Kai Properties Ltd.	Residential	275,510		
	Swire Properties Ltd.	Kindergarten	700		
		Car park		2,037	
Package Two	HKR International Ltd.	Retail	2,500		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002-2005
	Lippo China Resources Ltd.	Car park		618 †	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,668		By phases
(Caribbean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508		2002-2005
		Kindergarten	678		
		Car park		1,215	
Sub-total			1,030,814		
Grand Total:			3,518,627 (37 million sq. ft.)	14,591	

* This falls within the range of 231,778 to 235,778 sq. m. for offices and 68,472 to 72,472 sq. m. for serviced apartments as stipulated in the latest approved Master Layout Plan.

† This falls within the range of 637-745 as stipulated in the latest Master Layout Plan.

Completed properties became available in the Tung Chung, *Olympic and Kowloon Station packages.* Despite the weak market, reasonable sales of flats were recorded from Airport Railway development sites, by year-end totalling 12,700 units. Notable examples were the Caribbean Coast development at Tung Chung, which generated great public interest and solid sales when launched in October, and Sorrento at Kowloon Station, which was launched in November.

Our commercial schemes also moved ahead. The sale to Bank of China of the 28,000 square metres office block at Olympic Station Package One was completed in July. In October, the Hong Kong Monetary Authority agreed to purchase almost *30,000 square* metres of offices in International Finance Centre Tower 2 for its headquarters, affirming the status of the Hong Kong Station site as the financial heart of the expanded Central Business District.

We worked closely with package developers to refine schemes in line with changing market conditions. Notably, we gained Town Planning Board approval in November to modify the Kowloon Station Packages 5, 6, and 7 development to improve the site *layout and incorporate a changed design for the 480 metres* tall Landmark Tower. These changes add value, reduce cost and improve marketing prospects for the Kowloon Station development as a whole. In this spirit, in November we and our package developers launched a new identity, Union Square, to give a clearer market positioning to the overall Kowloon Station development scheme.

Tseung Kwan O Extension

The Tseung Kwan O Extension project saw significant construction progress in property enabling works undertaken as part of the railway related works contracts. These include foundations and basements abutting the underground railway, together with the shell and related parts of the development scheme

Tseung Kwan O Extension property development plan

Gross floor area in thousand sq. m.


250
Tiu Keng Leng
290
Tseung Kwan O
142
Hang Hau
1,640
Area 86 (Dream City)
Residential
Retail
Office

At the end of the year, the Company tendered out Area 55b of the Tseung Kwan O Extension and further tenders will be offered in 2002 if conditions are favourable.

superstructure necessary to provide public transport interchange facilities when the railway opens.

We devise schemes that limit these direct works to the practical minimum to reduce front-end enabling and holding costs. In this way, the Company minimises its up front capital commitments while developers, once appointed, still benefit from the ability to proceed quickly with construction. *For instance, construction* work for phase one of the Tseung Kwan O Extension depot at Area 86, provides for later development above the depot as part of the integrated planning for the area, thereby minimising the requisite property enabling works.

We continued to make progress with the Government towards finalising the land grants for sites along the Tseung Kwan O Extension. Despite the size and complexity of these sites, by year *end an agreement was reached on Area 55b, within our planned* timescale. We also worked with Government departments, utility companies and others to ensure that adequate provision of off-site infrastructure will be available.

We are well positioned to roll forward our tender programme through 2001 and into 2002. Having successfully tendered the Area 55b development as the market improved towards the end of the year, we anticipate further tenders during 2002 *if market conditions are suitable.* The opening of the railway will enhance community awareness of the benefits of Tseung Kwan O's convenient location.

Other development projects

In August we signed a contract with Chun Wo Holdings Ltd. to develop a site above Choi Hung Station. This is a strategic interchange location between the MTR and local transport. The scheme will enhance interchange facilities, add retail and residential units, as well as incorporating park and ride car parking facilities, in which we will retain majority ownership for investment purposes.

We deferred our intention to proceed, at initial planning level, with a development above the remaining open-air part of Chai Wan Depot. We nevertheless remain convinced of the benefits this will bring to the community and will review and update the concept when conditions turn more favourable.

Planning continued for the site adjacent to Tsing Yi Station, currently occupied by a transport interchange and lorry park. The many recent changes in the Tsing Yi area suggest we should consider a concept for the site different from that originally envisaged. We are now evaluating potential alternatives.

Investment properties

Income from investment properties was encouraging with a steady growth over 2000. This was achieved in the midst of renovation of two major shopping centres with a considerable percentage of retail floor space removed from productive use. The loss of revenue was compensated *by a stronger than* anticipated performance of the unaffected retail space.

This performance is attributable to our highly focused management of the trade mix, commercial arrangements and promotional activities of our shopping centres. These efforts, together with sound maintenance and good ambience, made our four shopping centres, *Telford Plaza, Maritime Square,* Paradise Mall and Luk Yeung Galleria preferred destinations of the shopping public.

The major upgrading and renaming of Heng Fa Chuen shopping mall into Paradise Mall, with its first-of-a-kind "eatertainment" concept, set new standards in the local shopping centre scene. Supported by aggressive marketing and promotions, Paradise Mall has successfully enlarged the catchment area with increased traffic and business. *Paradise Mall was near 100% pre-let upon opening* and performed above our year-end expectations.

Tseung Kwan O Extension *Property Developments* (Packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	No. of parking spaces	Expected period of package tenders	Expected completion date
Tiu Keng Leng Station	4	Residential	236,965		2002–2004	2006
		Retail	13,000			
		Car park		639		
Tseung Kwan O Station[†]	4	Residential	110,925		2001–2005	2007
		Retail	75,514			
		Office	103,130			
		Car park		1,633		
Hang Hau Station	2	Residential	138,652		2002–2004	2006
		Retail	3,500			
		Car park		381		
Area 86	14	Residential	1.6 million		2002–2009	2012
		Retail	40,000			
		Car park		4,329		
Grand total			2.3 million (25 million sq. ft.)	6,982		

* Subject to review, land grant conditions and completion of statutory processes
[†] Include awarded packages of Area 57a and Area 55b with details as follows:

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in July 2000	2004
	Nan Fung Development Ltd.	Retail	3,637			
	Henderson Land Development Co. Ltd.	Car park		80		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in January 2002	2005
	Chow Tai Fook Enterprises Ltd.	Retail	11,877			
	Wee Investments Pte. Ltd.	Car park		262		

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Retail	2,400		Awarded in July 2001 (construction in progress)	2005
		Residential	17,233			
		Car park		51		
		Park and Ride		450		

Further improvement works to our highly successful Telford Plaza shopping centre in Kowloon East were completed with the opening of the renovated Telford Boulevard. This section spreads across the highest volume pedestrian route within the Plaza and the trade mix has been designed to capitalise on this strength to yield positive commercial results.

Maritime Square, our popular regional shopping centre at Tsing Yi Station, continued to perform well. At the close of the year, strategic merchandising and trade mix refinement were in place to enhance the business and shopping environment of the retail centre. Our continuous efforts towards quality centre management help reinforce Maritime Square as the retail centre of choice in its district. Occupancy remains around 100%.

In managing our shopping centres, we operate in close partnership with our tenants and strive for innovative ideas and marketing concepts that appeal to our target shoppers. We carefully develop and implement marketing campaigns including advertisements, exhibitions, celebrity shows and

Investment Property portfolio (As at 31 December 2001)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	39,658	-	100%
	Car park	-	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,741	-	50%
	Car park	-	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,066	-	100%
	Car park	-	651	100%
Paradise Mall, Heng Fa Chuen, Chai Wan, Hong Kong	Shopping centre	18,588	-	100%
	Car park	-	415	100%
Maritime Square, Tsing Yi	Shopping centre	28,791	-	100%
	Kindergarten	920	-	100%
	Car park	-	220	100%
	Motorcycle park	-	50	100%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	-	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	-	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	-	100%
	Car park	-	126	100%
International Finance Centre, Central, Hong Kong	Car park	-	136	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	-	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	-	-	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	-	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	-	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	-	100%

Note: The above properties are let to tenants for commercial use except Heng Fa Chuen Residents' Club House. All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, International Finance Centre and Olympian City where the leases expire on 30 June 2047.

Properties held for sale (As at 31 December 2001)

Location	Type	Saleable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	27,741 *	-	40%
	Car park	-	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	5,896	-	40%
	Car park	-	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	-	117	40%

* This is expressed in gross floor area and comprises 267 units

Managed properties (As at 31 December 2001)

Number of managed residential flats	39,613 units
Area of managed commercial and office space	370,022 sq.m.



global positioning

Prime locations and integration with the MTR network make the Company's properties sought after by investors and end-users. The Hong Kong Monetary Authority's decision to buy 30,000 m² of International Finance Centre Tower 2, confirms the site's location at the heart of the new Central Business District.

Investment properties


2001
658
10.4
2000
666
10.2
1999
589
8.9
1998
553
8.3
1997
485
7.7
Net rental income (in HK$million)
Value of investment properties (in HK$ billion)

Despite major renovation work, income from investment properties held up well, a tribute to MTR's excellent management of its portfolio.

attractive shopping incentive schemes. We also operate free shuttle buses to maximise the accessibility of our centres to the community.

Looking ahead, we have given significant attention to the planning, design, interface arrangements and development of Union Square, the major mixed-use development in downtown Kowloon. At its heart will be a major retail centre of more than 80,000 square metres that we are positioning as MTR's flagship mall. This important development is the first downtown retail development in which the Company has a majority interest. *Our objective is to bring innovation and unique retail advantages* to both retailers and end-users. We will continue development work in cooperation with Sun Hung Kai Properties, whose subsidiary is the minority owner of the shopping centre and the developer of the interfacing schemes.

Property management

During the year, with further property completed along the Airport Railway coming under the Company's management, MTR has become one of the largest property management company in Hong Kong. By year end 39,613 residential units and 370,022 square metres of office and retail space were under our management. Income from property management rose by 21.7% to HK$73 million. Further Airport Railway development properties will come under our management in the years ahead.

The weak economic climate meant we needed to keep costs under tight control, while at the same time *offering high quality* yet cost effective services. That we were able to retain all existing management mandates attests to our success in doing so. We devised a number of revenue generating value-added services for customers and enhanced convenience for users.

Our high-end Premier Management, which offers such attractions as 24-hour concierge service at selected developments, has been especially well received.

A similar success has been the introduction of personalised Octopus cards for residents for convenient access and for use with other interactive equipment. We have achieved *market leadership in this area* and intend to build further on this success. To enhance customer convenience and to increase operational efficiency, we continued to upgrade our informatics and on-line management services, which are sited on a dedicated MTR property portal via Superhome.net.

The rapid fall in interest rates in the United States, which has been mirrored in Hong Kong, is clearly positive for the property sector. So too is the continued growth of Hong Kong's population, maintained by substantial annual immigration from Mainland China. Weighed against these factors are poor consumer *sentiment resulting from the weak economy and* employment uncertainties, as well as a temporary excess of property supply.

We maintain a cautious but optimistic view of the market. Good accommodations are still required as *the population grows and* new families are formed. Our well-located, well-planned and well-managed development schemes are ideally placed to support this demand. 2001 has shown clear evidence that flat buyers prefer urban locations with good public transport, *preferably with rail access.*

During 2002, we will move ahead with our leasing plans for the 47,000 square metres of International Finance Centre Tower 2 floor space that we have retained for investment purposes.

Distribution of property management income


In percentage
2001
2000
9.4
11.4
24.1
22.6
62.9
Residential
Retail
Office
Carpark

There are 39,613 residential units under the Company's management, contributing to rising income from this business.

MTR is one of the largest property managers in Hong Kong and income from this business rose 21.7 % to HK$73 million. Our Premier Management, offering concierge service, proved especially popular.

five star living



Currently under construction, the space will be available in 2003. We will begin active marketing when we consider conditions *to be right.*

The refurbished Paradise Mall and Telford Boulevard together with the improved retail trade mix at Maritime Square, all of which were completed around year end, *should generate enhanced* returns to our investment portfolio in 2002.

We will continue to expand our property management portfolio by absorbing further completed units and floor space from the Airport Railway projects. We expect steady growth in revenue from this source, since our development agreements provide for management charges to be levied on property as it is completed. Further introduction of Octopus card use in estates and the expansion of on-line and *other user-support services should add* value throughout the management portfolio.

We also intend to extend our property management services into *Mainland China when suitable business opportunities arise.*

The Government has made a clear policy commitment to the development of Hong Kong's railway infrastructure, giving MTR a firm mandate to explore options to expand the Company's network. We are currently engaged in the planning and construction of a number of new lines that will generate significant future cash flows from both railway operations and associated property developments.

early arrival

Construction of the Tseung Kwan O Extension is ahead of schedule and will open MTR services to a new part of Hong Kong. New trains for the line have been delivered for testing.



FOR THE FUTURE

Tseung Kwan O Extension ahead of schedule, below budget

In every project we undertake, the Company takes great care to conduct a detailed evaluation to ensure project viability and minimise the capital costs involved. We spare no effort during construction to achieve completion *on time and within budget*.

Our success on the Tseung Kwan O Extension, now nearing completion, is one prominent example of our ability to manage such exacting tasks. *This new line will bring areas of Tseung Kwan O new town into the MTR network for rapid access to both Kowloon* and Hong Kong Island, linking into the Kwun Tong Line. During 2001, we completed all rail track and civil construction works. The permanent power supply was commissioned and the first five trains were delivered for commissioning in Hong Kong.

When fully operational, the line will carry an estimated 56,000 passengers per hour per direction in the peak hour. Associated property developments scheduled for completion over the period 2004 to 2012 will involve construction of 2.1 million gross square

Tseung Kwan O Extension project

in HK$ million	Original budget	Revised budget	Expenditure up to 31 December 2001	Expenditure up to 31 December 2000
Construction costs				
Civil works	11,232	7,283	5,866	4,465
Electrical and mechanical works / rolling stock	7,206	3,670	2,360	1,132
Works entrusted to Government	207	526	378	367
Associated construction costs				
Site investigation and land costs	1,261	720	258	222
Non-construction costs				
Consultancy fees, corporate and financing costs	10,589	5,801	4,011	3,008
Total	30,495	18,000	12,873	9,194

metres of residential units, 132,014 gross square metres of retail space and 103,130 gross square metres of offices, as well as 6,982 parking spaces. These developments will contribute to Company revenues and to the creation of a modern urban community in East Kowloon.

With excellent cooperation from our contractor partners we are comfortably ahead of schedule and have targeted an early commencement of operation in August 2002, four months ahead of our project obligations to the Government. The final outturn cost is predicted to be less than HK$18 billion, representing a final cost of more than 40% below the original budget, reflecting the impact of the economic downturn and sizeable project management savings.

Shatin to Central Link

In January 2001, the Government invited MTR to submit a competitive tender for the Shatin to Central Link, a development for which we had first commissioned studies in 1995. Nearly 50 people worked for six months on the final proposal, which included many options for the Government to consider.

Our proposal was keenly competitive in respect of cost and programme. Given an early commitment from the Government on availability of land and certain items affecting existing facilities, we expressed confidence that the new link could be open for public use by early 2008. To safeguard the levels of financial return promised in the prospectus for our Initial Public Offering, the proposal included a modest number of property developments at or adjacent to stations on the new line.

At the time of this report going to print, the tender is still under consideration by the Government.

Committed capital expenditure programme


In HK$ billion
2006
0.4
2005
0.6
0.1
2004
0.6
0.7
2003
2.7
0.3
0.6
2002
4.1
0.3
0.9
2001
4.9
Quarry Bay Congestion Relief Works
Airport Railway further captial works
Tseung Kwan O Extension including further capital works

The Company's committed capital expenditure programme has shrunk significantly, benefiting from substantial savings arising from tightly managed project implementation.

dream works

Design work continues on the HK$2.6 billion Penny's Bay Rail Link that will bring Hong Kong people and tourists to the new Disneyland, now under construction.



Penny's Bay Rail Link and proposed Island Line Extension

Construction work is planned to begin in mid 2002 on the Penny's Bay Rail Link that will connect the new Hong Kong Disneyland, currently under construction, with the MTR network. This project, with an estimated cost of HK$2.6 billion, involves construction of a new station at Yam O in Lantau, as an interchange for the Tung Chung Line. In conjunction with this rail link to the new Hong Kong Disneyland, a tourism-related commercial development comprising about 100,000 square metres of gross floor area is proposed adjacent to the future Yam O Station.

Our proposals for the North Island Link and West Island Line, which were identified as natural extensions of the existing urban network in the Government's RDS-2000 strategy paper, are under consideration by the Government. The North Island Link will connect the Tung Chung Line to the Island Line at Fortress Hill, while the West Island Line will extend the network beyond Sheung Wan to Kennedy Town. We expect progress on these submissions during 2002 in order to ensure completion within the 2008–2012 time frame.

Tung Chung cable car

Our reputation for operating a transit system to the highest standards positions us well to explore related infrastructure that would benefit Hong Kong while providing new avenues of growth for the Company. Our proposed cable car on Lantau Island linking Tung Chung with Ngong Ping and the nearby Big Buddha statue and Po Lin Monastery would achieve just these results.

We were approached to take a lead on this initiative by the Government in 1998 and have since worked together with experienced consultants to devise a scheme that maximises the potential of such a facility. Our proposal, if adopted, would create a major new tourist and leisure landmark. The 15-minute cable car ride rising 400 metres above sea level would give spectacular views over the Airport, the Tung Chung Valley and out to sea as far as Macau, followed by views of the Buddha and the monastery.

Terminal buildings at Tung Chung and Ngong Ping, in addition to housing the operation-related parts of the cable car, would contain retail provision for restaurant and other leisure facilities. The entire project has been aligned and designed to harmonise with the surroundings and to minimise the impact on the peaceful environment at Po Lin. Careful studies estimate that over one million people are expected to use the cable car in its first year of operation. A key contributor to its attraction would be convenient access via the Tung Chung Line.

A decision from the Government is expected shortly. If our proposal is accepted, we will work assiduously to complete the project by late 2005, ahead of the Government's original goal.

Transit links

We are working closely with the Government on other initiatives to ensure that Hong Kong continues to benefit from the world-class, environmentally friendly public transit system which it needs in order to maintain its attraction as a regional business and tourist hub. A focus will be on improving the integration of the MTR network itself and of this network with other modes of transport.

To enable these developments and to extend MTR services into less densely populated areas, we are examining suitable routes for above ground light rail links. These less expensive but environmentally-sound systems could make a significant contribution to Hong Kong's quality of life.

Pedestrianisation

The promotion of pedestrianisation and improving pedestrian links between MTR stations and their surrounds will be important features of our activities in coming years. Such schemes enhance the attraction of MTR stations and hence support patronage.

Both the Hong Kong Institute of Planners and the Chartered Institute of Transport have highlighted the need for more pedestrianisation in Hong Kong to improve the urban landscape, so as to bring it more in keeping with the claims to being a "world city".

More directly, the Company has worked hard to create pedestrian links between MTR stations and neighbouring buildings. To this end, we cooperate closely with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. Over the past 10 years, more than a dozen pedestrian links, as between Causeway Bay Station and the Times Square commercial complex, have helped increase the convenience of the MTR network.

In 2002, two more such connections will be added at the Shau Kei Wan and Wong Tai Sin stations. Work has also begun on a pedestrian link at Mongkok as part of an Urban Renewal Authority redevelopment and at Kwun Tong, in a redevelopment project led by Sun Hung Kai Properties. Both will be completed by 2003. We are currently in discussion with various parties on a further eight links.

RESOURCES

The skills, motivation and continuity of our employees contribute to sustain and enhance the high quality and reliability of our operations. MTR's company philosophy and culture enables us to attract, retain and develop high calibre people at all levels, through offering well-structured remuneration, training and career development, as well as a stimulating and caring working environment with open communication for employees, consultants and contractors.

Towards a multi-skilled worforce

With cost considerations to the fore in 2001, much of our efforts concentrated on raising productivity while maintaining high levels of job satisfaction. Staff costs have fallen continuously since 1998 and a hiring freeze is now in place for all but exceptional cases. We have achieved this with organisational restructuring and streamlining, some staff reductions, balanced by the steady development of a multi-skilled workforce encouraged through open and transparent communication, staff redeployment and outsourcing. Hence, we were able to operate the major Quarry Bay Congestion Relief Works scheme without additional hiring. We have also planned effectively so as to be able to meet the operational manpower needs of the Tseung Kwan O Extension from existing resources. All initiatives have been carried out in a context of mutual agreement and a recognition that the challenges presented also offer opportunities for advancement, helping to ensure continued harmonious labour relations in 2001.

During the year, human resources processes were streamlined with the development of a new Human Resources Management Information System, which will be formally launched in 2002. The training component of our operations has increased. New equipment and a new e-learning centre helped improve the delivery of training in 2001, as did revised training methods. Our Training Departments received ISO9001 and ISO9002 certification, as well as the "International Excellence in Practice Award" from the American Society for Training and Development.

Total staff strength


No. of staff
2001
4,756 960 978 537 7,231
2000
4,943 994 904 491 7,332
1999
5,132 1,057 918 430 7,537
1998
5,890 1,339 1,111 446 8,786
1997
4,575 1,128 2,380 403 8,486
Operations
Corporate management and service departments
Engineering and project
Property development and management

Development of a multi-skilled workforce and staff redeployment helped reduce headcounts while maintaining high levels of job satisfaction

Service, Respect and Value

In line with the Company's development, our Core Values were officially launched during the year, through a series of activities at the corporate and departmental level. The three values of Service, Respect and Value are helping to foster a strong culture of continuous improvement among our people in support of business objectives.

To gauge staff's attitudes and opinions about the Company, in 2001 we conducted our fourth Staff Attitude Survey. This provided essential input in formulating our future policies and plans while also demonstrating our success in handling the recent changes at the Company following its privatisation and in face of the economic downturn. Our people strongly support the Company and identify with its business and social objectives.

Our achievements were recognised with the "Good People Management Award 2001" being the second consecutive award received from the Hong Kong SAR Labour Department.



the people that matter

Apart from offering opportunities for staff to develop multi-skills and enrich their work experience, MTR also provides staff activities such as the Christmas Fun Day for families to participate and share the enjoyment.

Code of Conduct

The Company's recently published Code of Conduct, which was drawn up during the year, formalises the policies and practices that we have developed to deal responsibly with our internal and external stakeholders. Its 12 sections include those covering employees, customers, contractors, the community, as well as health and safety. The Code applies to everyone working at the Company and in 2002 will be the subject of an extensive education campaign designed to ensure a full understanding throughout the organisation. Its aim is to ensure consistently high standards of care and fair treatment of those involved with MTR. This ranges from fair competition in commercial transactions, through excluding all acceptance or solicitation of advantages and conflict of interests, to a commitment to transparency towards customers.

Financial review

Financing achievements

During 2001, we succeeded in capitalising on our good standing in the financial market to reduce substantially our borrowing costs in a very challenging business environment. We completed a sizeable financing programme to fund our continued expansion, maintained a solid balance sheet and saw our high credit ratings reaffirmed.

HK$16 billion debt raised

The Group completed a borrowing programme totalling HK$16 billion during 2001. The funding was mainly used to refinance less cost-effective credit facilities and to cover our capital expenditure on railway projects.

Given the ample liquidity and very attractive pricing available domestically, we decided to focus in 2001 on the Hong Kong dollar market. We completed HK$11 billion of financing through bilateral and club loan facilities at very fine spreads and with maturities of up to seven years, taking advantage of the historically low pricing in the loan market.

The domestic bond market also offered attractive opportunities as interest rates fell substantially throughout the year. Institutional investors were eager to lock in fixed rate investments in sizeable amounts and to extend maturity. Tapping into this very significant demand, the Group issued a total of HK$5 billion of medium term notes at very attractive all-in costs.

Despite our focus in financings on the Hong Kong dollar market in 2001, our US dollar bonds continued to attract a strong following among international investors. Benefiting from this demand and excess liquidity in Asia, our Global and Yankee bonds performed extremely well in the secondary market. Our 2010 Global bonds traded as tight as 90 basis points above the yield of comparable US treasuries, down from around 160 basis points at the beginning of the year. As a result of this impressive performance and our sovereign credit ratings, the MTR 2010 Global bond has remained a key benchmark for new US dollar bond issues from Hong Kong.

As at the year-end the Group had a total of HK$5.5 billion in undrawn committed facilities, which are sufficient to cover our anticipated funding needs up to the first quarter of 2003.

Borrowing costs reduced

The finer borrowing terms and lower interest rates available during 2001 allowed the Group to cut its interest cost while maintaining a conservative mix of fixed and floating rate debt to reduce interest rate risk. The average borrowing cost for the year fell to 6.6% from 7.8% in 2000, resulting in a HK$269 million reduction in net interest expense. This made a significant contribution to our bottom line and further strengthened our debt servicing capability.

No new equity issued

At MTR's initial public offering in 2000, the Hong Kong SAR Government indicated that it would further reduce its equity holding in us in the fiscal year ending March 2002, while maintaining a majority holding for at least 20 years. Due to adverse market conditions, the Government has not yet announced a firm timetable for the second sale of MTR shares.

Although our undertaking not to issue further equity expired in the fourth quarter of 2001, we did not raise capital through new equity financings in view of our strong balance sheet, the very favourable interest rate environment and the Company's strong financing capacity in the debt market.

Sound risk management

MTR's risk management strategy in relation to financing activities has achieved excellent results in recent years despite severe market volatility. During 2001, we continued to manage our debt portfolio in accordance with the well-established Preferred Financing Model. The Model seeks to diversify risks by specifying the preferred mix of fixed and floating rate debt, the permitted level of currency exposure, a well-balanced spread of maturities, the use of different types of financing instruments and an adequate length of financing horizon. By adhering to the Model, we have achieved a balanced debt profile with adequate risk diversification and forward coverage.

The risks associated with off-balance sheet transactions have been highlighted recently by events in the energy industry. MTR remains one of the most active corporate users of off-balance sheet financial derivative instruments in Hong Kong. However, such instruments are used solely for hedging purposes to reduce risk and not for speculation. We use derivatives to manage interest rate and currency exposures, in order to achieve a debt profile guided by the Preferred Financing Model. In addition, we generally deal only with counterparties enjoying credit ratings of single A or better and has developed a framework to monitor and control counterparty risk exposure using the "expected loss" concept and "value-at-risk" methodology.

Strong credit ratings

The volatile and difficult business environment in 2001 has affected the credit ratings of many large multinationals. In contrast, MTR's strong credit fundamentals have continued to receive high recognition from international rating agencies. We were the first Hong Kong corporate borrower to obtain international credit ratings and have since enjoyed the same ratings as the Hong Kong Government from Moody's, Standard & Poor's and R&I. Following the upgrade of Hong Kong's sovereign ratings early in the year, Standard & Poor's raised the Company's long-term

Debt servicing capability


Times* / in percentage**
Ratio
20
16
12
8
4
1.0
0.8
0.6
0.4
0.2
0.28
0.40
0.51
0.54
0.58
1997
1998
1999
2000
2001
Interest cover* (left scale)
Interest as a % of total loans outstanding** (left scale)
Debt/equity ratio (right scale)

We carefully manage our debt/equity ratio and interest cover in establishing our financial plans

Sources of borrowing


In percentage (as at 31 December 2001)
58.8
2.0
By market
Hong Kong
US
Japan
Europe
Asia (excl. Japan)
By instrument
Global bonds
Medium-term notes
Yankee & 144A bonds
Bank loans & export credits
Samurai bonds & yen financing
HK$ bonds

Ample liquidity and fine rates led MTR to raise substantial amounts in the Hong Kong dollar market in 2001.

Preferred Financing Model and debt profile


(as at 31 December 2001)
Source in percentage
50-70
30-50
0-10
76
20
Capital market instruments
Medium-term loans
Export credits
Short-term loans and overdrafts
Interest rate base in percentage
40-60
52
Fixed rate
Floating rate
Financing horizon in months
6-15
15
Maturity in percentage
20-40
30-60
12
Within 2 years
2 to 5 years
Beyond 5 years
Currency in percentage
70-100
0-30
77
23
HK$
US$
a: Preferred Financing Model
b: Actual debt profile

We maintained a well-diversified debt portfolio with adequate forward coverage of future funding consistent with the Company's Preferred Financing Model

Use of interest rate and currency risk hedging products


In percentage (as at 31 December 2001)
2001
2000
49
55
By instrument
Interest rate swaps and options
Cross currency and interest rate swaps
Foreign exchange forwards
By maturity
Beyond 5 years
2 to 5 years
Within 2 years

A variety of hedging instruments are used to manage our debt portfolio and foreign currency exposures. Derivatives are used only for hedging purposes and no speculative positions are taken domestic/foreign currency ratings from A+/A to AA-/A+ in February 2001 to be on par with the Hong Kong SAR Government. At the same time, the agency revised MTR's short-term domestic/foreign currency ratings from A-1/A-1 to A-1+/A-1 and maintained the outlook as stable.

Credit ratings

	Short-term ratings*	Long-term ratings*
Standard & Poor's	A-1+/A-1	AA-/A+
Moody's	-/P-1	Aa3/A3
Japan Rating and Investment Information Inc. (R&I)	a-1+/-	AA/AA-

* Ratings for Hong Kong dollar denominated debt and foreign currency denominated debt respectively

Moody's re-affirmed in May 2001 our short-term foreign currency and long-term domestic/foreign currency ratings at respectively P-1 and Aa3/A3, the same as for the Hong Kong SAR Government. Earlier in February, it had revised the outlook of our A3 foreign currency rating from stable to positive following a similar change to the outlook of Hong Kong's foreign currency sovereign rating.

MTR's Japanese credit ratings at AA/AA- for long-term domestic/foreign currency debts and a-1+ for short-term local currency debt were also re-affirmed by R&I in May 2001.

Prudent financial planning

In light of the difficult operating environment during the year, we carefully reviewed all aspects of our business and where appropriate adjusted key planning assumptions to ensure our financial plan remain robust given the prevailing conditions and future expected returns.

Under the revised financial plan, we will continue our efforts to enhance revenue and improve cost efficiency so as to achieve continuous improvement in our operating results. With further cost reductions for the Tseung Kwan O Extension and continued streamlining of other capital works, our capital expenditure programme for the next three years between 2002 and 2004 inclusive has been reduced to HK$10.6 billion. This should leave us with significant financing capacity to undertake new projects in the next few years.

In July 2001 we submitted to the Government a tender bid for the Shatin to Central Link, as well as a project proposal for the Island Line Extensions. Our financing plans for these proposals were prepared on the basis that our current financial strength will be largely maintained. Since these tenders and proposals are currently being reviewed by the Government, we will examine the appropriate capital structures and funding alternatives in more detail at a later stage.

MTR has a well established and sophisticated long-term financial planning model based on a clear methodology for evaluating new projects and investments. All investment proposals are subject to a rigorous evaluation process taking into account our weighted average cost of capital. The key financial planning assumptions are carefully reviewed as part of our annual budgeting exercise and sensitivity analyses are conducted on key variables. Our capital structure as well as key financial ratios including interest, dividend and cashflow coverages, are carefully monitored on a regular basis.

We will continue with our railway development strategy whereby property developments are undertaken at sites along new railways to supplement returns on railway investment. These property development earnings also help mitigate the effect of increased depreciation and interest charges during the early years of the railway operations.

Review of financial results

Profit and loss

Total patronage for the MTR Lines, which comprise the Urban Lines and the Tung Chung Line, declined by 1.2% from 767 million in 2000 to 758 million in 2001. The average weekday patronage stood at 2.23 million, compared to 2.24 million in 2000. Our overall market share declined from 24.1% in 2000 to 23.5% and our cross-harbour market share slipped from 57.9% to 57.4%.

Total fare revenue for the MTR Lines amounted to HK$5,164 million, which was marginally below the figure of HK$5,166 million in 2000. The average fare increased from HK$6.73 in 2000 to HK$6.81, mainly as a result of the full year effect of the additional 10 cents per ride charged since July 2000 in relation to the platform screen doors project and increased length of average journey.

The average daily patronage on the Airport Express Line declined by 11.7% to 25,000 from 28,300 in 2000, following the removal of the remaining 10% fare discount from July 2001 and the decline in air travellers in the last quarter of the year. Our estimated market share of passengers travelling to and from the airport fell from 28% in 2000 to 27%. Despite the reduction in patronage, total revenue from the Airport Express Line grew by 2.7% to HK$564 million, with the average fare increasing from HK$53.1 to HK$62.5 in 2001.

Non-fare revenues increased marginally from HK$1,862 million in 2000 to HK$1,864 million, comprising HK$891 million from property rental and management and HK$973 million from station commercial and other revenue. Because of the sluggish economy, advertising business recorded a 15.1% reduction in revenue to HK$428 million in 2001. However, this was partly compensated by an increase in property management income and external consultancy revenues.

Operating expenses before depreciation decreased by 3.5% from HK$3,663 million in 2000 to HK$3,533 million. A reduction in staff costs was again achieved in 2001, from HK$1,688 million in 2000 to HK$1,641 million, reflecting cost savings from the continuous improvement in productivity and efficiency and the effective redeployment of staff in the past two years. Other operating costs decreased by 4.2% as a result of better pricing obtained on maintenance and service contracts and a reduction in revenue and maintenance projects.

The operating profit from railway and related operations before depreciation amounted to HK$4,059 million, an increase of 3.7%

Investment in new railway lines and the existing network

In HK$ billion



● Tseung Kwan O Extension including further capital works
● Airport Railway including further capital works
● Urban Lines including Quarry Bay Congestion Relief Works

The Tseung Kwan O Extension is currently our main investment project. Careful management and lower prices have reduced the estimated outturn cost by over 40% or HK$12.5 billion.

Operating margin

In percentage



— Operating profit from railway and related operations before depreciation as a percentage of turnover
— Operating profit before depreciation as a percentage of turnover

In 2001 we achieved an operating margin of 53.5% from railway and related operations, the highest since 1998.

Operating profit contributions

In HK$ billion



● Railway operations and related businesses
● Property development
● Property ownership and management

Revenues from the railway operations and related businesses increased their contribution to profitability in 2001.

Net results

In HK$ billion



— Turnover
— Operating profit before depreciation
— Net profit

Given the poor economic conditions, our stable revenues and 5.3% increase in net profits were creditable achievements.

from HK$3,914 million in 2000. This represented a margin of 53.5% on total revenue and was the highest since 1998.

Profit on property developments amounted to HK$3,248 million as compared with HK$3,376 million for the previous year, including mainly the profit recognition of deferred income and sharing of profits in respect of certain Airport Railway developments in line with their construction progress and the pre-sale of properties. The amounts recognised during the year related mainly to Tung Chung, Kowloon and Olympic station developments.

Operating profit before depreciation increased marginally by 0.2% to HK$7,307 million. Depreciation and amortisation charges increased by 4.2% to HK$2,178 million following capitalisation of the Quarry Bay Congestion Relief Works project costs during the year. As a result, operating profit after depreciation decreased by 1.3% from HK$5,199 million in 2000 to HK$5,129 million.

Net interest expense fell from HK$1,143 million in 2000 to HK$874 million, reflecting the lower average interest rate paid on our borrowings, at 6.6% compared to 7.8% for 2000.

Net profit for the year increased by 5.3% from HK$4,069 million in 2000 to HK$4,284 million. Both basic and diluted earnings per share were HK$0.85.

The Board has recommended a final dividend of 28 cents per share, amounting in total to HK$1,415 million, with a scrip dividend option offered to all shareholders. The Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of MTR's total dividend will be paid in cash.

Balance sheet

The Group's balance sheet continued to be well capitalised, with the bulk of our assets invested in the railway system. Total fixed assets increased from HK$78,475 million last year to HK$79,243 million as at 31 December 2001. The increase was mainly attributable to capital expenditure on railway improvement works, including rolling stock modernisation, station improvements, Quarry Bay Congestion Relief and West Rail Interface works, as well as major upgrading and improvements to investment properties.

Construction of the Tseung Kwan O Extension project has progressed according to programme. The total cost incurred during the year amounted to HK$3,665 million, bringing the total expenditure for the project to HK$12,833 million by the year-end. As a result of the continued cost reduction measures, the latest estimate of total project cost has been further reduced from HK$21 billion to HK$18 billion, representing saving of over 40% from the original budget of HK$30.5 billion.

Property development in progress represents the costs incurred in preparation of sites for property developments less reimbursements already received from developers. Property development in progress at the year-end amounted to HK$3,361 million, an increase of 24.5% from last year's HK$2,699 million. This is mainly due to further costs of foundation works incurred for developments along Tseung Kwan O Extension, where the amounts will be recoverable from developers in due course.

Total loans outstanding at the end of the year amounted to HK$31,385 million, an increase of HK$4,182 million from last year. Loan drawdowns from existing and new facilities during the year were mainly used to finance the construction of the Tseung Kwan O Extension project and capital works for the MTR system. As a result, our debt-to-equity ratio increased from 54.0% a year ago to 58.1% at year-end 2001, in line with our longer-term financial plan. Our interest cover remained at a satisfactory level of 3.8 times, the same as last year.

Deferred income decreased from HK$10,403 million in 2000 to HK$8,411 million, as amounts were recognised as profit in accordance with the progress of construction and pre-sales of property development projects at Kowloon, Olympic and Tung Chung stations. The deferred income as at 31 December 2001 comprised mainly balances in respect of packages at Tung Chung and Kowloon stations.

Our share capital of HK$32,807 million was slightly higher than in 2000, as a result of shares issued from the scrip dividend and share options exercised.

As at 31 December 2001, total shareholders' funds stood at HK$54,049 million, an increase of HK$3,694 million from HK$50,355 million as at 31 December 2000. The increase was mainly attributable to the retained profit of HK$3,081 million and the shares issued from scrip dividends of HK$601 million.

Cash flow

The net cash inflow from operating activities increased slightly to HK$4,155 million from HK$3,756 million last year due to higher revenues and lower operating expenses. The main cash outflow related to the Tseung Kwan O Extension and other capital work projects, which together with interest and dividends paid amounted to HK$8,312 million. The net loan drawdown for the year increased slightly from last year's HK$4,125 million to HK$4,310 million.

Turnover


In percentage
2001
2000
12.8
13.1
11.7
75.4
Fare revenue
Station commercial and other revenue
Rental and management income

In 2001, fare revenues as a percentage of total revenues were flat, while an increase in property rental and management income offset a decline in other income.

Operating expenses


In percentage
2001
2000
Staff costs and related expenses
Energy and utilities
Operational rent and rates
Stores and spares consumed
Repairs and maintenance
Expenses relating to station commercial and other businesses
Property ownership and management expenses
Railway support services
General and administration expenses
Other expenses

MTR continued to make progress in reducing operating costs which decreased 3.5% to HK$3,533 million.

Debt/equity profile


In HK$ billion
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Shareholders' funds
Loans outstanding

As a result of the need to fund the Tseung Kwan O Extension and other capital works, our debt/equity ratio rose to 58.1% at year end, in line with our long term financing plan and still at a prudent level

Fixed assets growth


In HK$ billion
2001
2000
1999
1998
1997
Airport Railway
Investment properties
Urban Lines including capital works

Total fixed assets grew as MTR refurbished investment properties and conducted railway improvement works

Ten-year statistics

	2001*	2000*	1999	1998	1997	1996	1995	1994	1993	1992
Financial										
Profit and loss account *in HK$ million*										
Turnover	7,592	7,577	7,252	6,981	6,574	6,253	5,737	5,188	4,573	4,036
Operating profit before depreciation	7,307	7,290	5,523	4,720	3,805	3,342	3,143	2,901	2,557	2,303
Depreciation	2,178	2,091	2,039	1,426	927	850	658	594	571	590
Interest and finance charges	874	1,143	1,104	475	95	957	1,289	1,269	1,251	1,310
Profit	4,284	4,069	2,116	2,819	2,783	1,535	1,196	1,038	735	403
Dividend proposed and declared	2,118	500	-	-	1,252	647	-	-	-	-
Earnings per share *in HK$*	0.85	0.81	0.42	-	-	-	-	-	-	-
Balance sheet *in HK$ million*										
Total assets	98,128	92,565	87,250	82,104	75,428	64,644	45,356	35,487	31,686	27,379
Loans, obligations under finance leases and bank overdrafts	31,385	27,203	23,177	16,897	10,875	12,696	14,736	18,121	18,591	18,402
Deferred income	8,411	10,403	13,776	15,970	16,705	9,094	1,056	-	-	-
Shareholders' funds	54,049	50,355	45,115	42,601	41,815	35,473	25,261	12,363	11,258	7,932
Financial ratios *in percentage*										
Operating profit from railway and related operations before depreciation as a percentage of turnover	53.5	51.7	48.2	47.3	53.7	53.4	54.8	55.8	55.9	57.0
Non-fare revenue as a percentage of turnover	24.6	24.6	22.2	22.1	21.0	18.8	17.8	16.8	16.4	16.0
Debt/equity ratio	58.1	54.0	51.4	39.7	26.0	35.8	58.3	146.6	165.1	232.0
Debt/equity ratio (excluding revaluation reserves)	66.2	62.2	58.5	45.0	31.3	43.8	73.4	251.9	302.0	340.1
Interest cover *in times*	3.8	3.8	3.7	5.1	15.7	4.0	2.9	2.1	2.0	1.8
Employees										
Corporate management and service departments	960	994	1,057	1,339	1,128	1,092	1,096	1,062	1,014	938
Operations	4,756	4,943	5,132	5,890	4,575	4,499	4,490	4,345	4,237	4,033
Engineering and project	978	904	918	1,111	2,380	1,871	1,444	729	515	296
Property development and management	537	491	430	446	403	382	367	346	341	335
Total	7,231	7,332	7,537	8,786	8,486	7,844	7,397	6,482	6,107	5,602

	2001*	2000*	1999	1998	1997	1996	1995	1994	1993	1992
Railway operations										
Revenue car km operated *in thousands*										
MTR Lines	96,751	92,199	94,704	94,260	84,258	83,769	82,472	80,012	77,437	76,566
Airport Express Line	19,458	19,557	19,394	9,011	-	-	-	-	-	-
Total number of passengers *in thousands*										
MTR Lines	758,421	767,416	779,309	793,602	811,897	816,572	812,519	804,062	778,509	751,005
Airport Express Line	9,022	10,349	10,396	3,928	-	-	-	-	-	-
Average number of passengers *in thousands*										
MTR Lines – weekday average	2,231	2,240	2,284	2,326	2,382	2,379	2,377	2,335	2,258	2,171
Airport Express Line – daily average	25	28	29	22	-	-	-	-	-	-
Average passenger km travelled										
MTR Lines	7.4	7.3	7.4	7.4	7.4	7.5	7.5	7.5	7.5	7.5
Airport Express Line	29.8	29.7	29.9	31.2	-	-	-	-	-	-
Average car occupancy										
MTR Lines	58	61	61	62	71	73	74	76	75	73
Airport Express Line	14	16	16	14	-	-	-	-	-	-
Proportion of franchised transport boardings *in percentage*										
All movements	23.5	24.1	25.2	25.7	25.9	26.7	27.4	27.8	27.8	27.1
Cross-harbour movement	57.4	57.9	60.3	61.9	64.2	66.5	67.6	67.1	65.6	63.4
Proportion of transport boardings *in percentage*										
To/from the Airport	27	28	32	25	-	-	-	-	-	-
HK$ per car km operated (all services)										
Fare revenue	49.3	51.1	49.4	52.7	61.6	60.6	57.2	53.9	49.4	44.3
Railway operating costs	24.5	26.8	27.3	29.2	29.5	29.1	26.0	23.9	24.4	21.5
Railway operating profit	24.8	24.3	22.1	23.5	32.1	31.5	31.2	30.0	25.0	22.8
HK$ per passenger carried (all services)										
Fare revenue	7.46	7.35	7.14	6.82	6.39	6.22	5.80	5.37	4.91	4.51
Railway operating costs	3.71	3.85	3.94	3.78	3.06	2.99	2.64	2.38	2.43	2.19
Railway operating profit	3.75	3.50	3.20	3.04	3.33	3.23	3.16	2.99	2.48	2.32
Safety performance										
Number of incidents	686	748	859	842	814	869	716	794	766	725
Incidents per million passengers carried	0.89	0.96	1.09	1.05	1.00	1.06	0.88	0.99	0.98	0.97
Number of staff and contractors' staff accidents	39	36	49	65	54	40	42	61	52	72

* Consolidated results

Board and Executive Directorate

Members of the Board

Jack So Chak-kwong 56, was appointed Chairman and Chief Executive in 1995. Mr. So began his career with the Hong Kong Government. He joined the private sector in 1978, serving in various posts in securities, finance and properties. Mr. So also served as Executive Director of the Hong Kong Trade Development Council from 1985 to 1992.

Professor Cheung Yau-kai 67, was appointed to the Board on 1 March 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to Vice-Chancellor of The University of Hong Kong.

Dr. The Honourable Raymond Ch'ien Kuo-fung 50, was appointed to the Board in July 1998. Dr. Ch'ien is Executive Chairman of chinadotcom corporation and Chairman of the Hong Kong/Japan Business Cooperation Committee. He is a member of the Executive Council of the Hong Kong SAR.

David G. Eldon 56, joined the Board on 1 May 1999. He is the Chairman of The Hongkong and Shanghai Banking Corporation Limited and a Director of HSBC Holdings Plc.

David W. Gairns 65, joined the Board in 1991. Previously Senior Partner of KPMG, Hong Kong, Mr. Gairns is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Edward Ho Sing-tin 64, has been a Board Member since 1991. He is an architect and is Managing Director of Wong Tung & Partners Limited.

Lo Chung-hing 50, joined the Board in 1995. Mr. Lo is currently Deputy General Manager of Bank of China (Hong Kong) Ltd. He is a deputy to the 9th National People's Congress of the People's Republic of China.

Nicholas Ng Wing-fui 55, joined the Board in 1997 upon his appointment as Secretary for Transport of the Government of the Hong Kong SAR. Mr. Ng had served as Secretary for Constitutional Affairs and Director of Administration of the Hong Kong Government.

Denise Yue Chung-yee 49, became a Board Member in April 1998 upon her appointment as Secretary for the Treasury of the Government of the Hong Kong SAR. Ms. Yue had previously served as Secretary for Trade and Industry and Director-General of Industry.

Robert Charles Law Footman 49, joined the Board in June 2000. He is the Commissioner for Transport of the Government of the Hong Kong SAR. Mr. Footman had served as Postmaster General, Head of the Efficiency Unit and Deputy Director-General of Trade of the Hong Kong Government.



Top left to right: Jack So, Cheung Yau-kai, Raymond Ch'ien, David Eldon, David Gairns
Bottom left to right: Edward Ho, Lo Chung-hing, Nicholas Ng, Denise Yue, Robert Footman



From left to right: Leonard Turk, Jack So, Thomas Ho, Russell Black, Clement Kwok, William Chan, Philip Gaffney

Members of the Executive Directorate

Russell J. Black 55, is a civil engineer. He initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992 as Project Director, he was Project Director on the London Underground Jubilee Line Extension.

William Chan Fu-keung 53, joined the Company as Human Resources Manager in 1989. He joined the Executive Directorate in 1996 as Divisional Manager, Human Resources & Administration and became Human Resources Director in August 1998.

Philip Gaffney 54, was appointed Operations Director in July 1998. He joined the Company in 1977 and was previously Deputy Director, Operations Engineering. Mr. Gaffney is a railway signalling engineer.

Thomas Ho Hang-kwong 51, has served as Property Director since joining the Company in 1991. Between 1971 and 1990, he worked for the Hong Kong Government specialising in land administration. Mr. Ho is a chartered surveyor.

Clement Kwok King-man 42, is an economics graduate and a chartered accountant. He joined the Company as Finance Director in 1996 with extensive experience in accountancy and investment banking.

Leonard B. Turk 52, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988.

Key corporate management

- **Operations**

Philip Gaffney
Operations Director

Martin Brown
Head of Operations

Adi Lau Tin-shing
Infrastructure Manager

Tony Yeung Sau-on
Operations Manager (TKL)

Eric Hui Yip-hung
Operations Manager (LAR)

Franco Fabbian
Operations Engineering Services Manager

Jonathan Dring
Consultancy Services Manager

Leung Kwok-yiu
Planning & Development Manager

Jacob Kam Chak-pui
Safety & Quality Manager

Eddie So Chung-tat
Transport Planning Manager

Morris Cheung Siu-wa
Rolling Stock Manager

- **Project**

Russell Black
Project Director

Henry Lam Hing-cheung
Project Manager (TKE/QBR)

Sam McBride
Chief Architect

Geoff Daniel
Chief Electrical & Mechanical Engineer (Project)

Andrew McCusker
Projects Manager (Operations)

Paul Lo Po-hing
Project Manager (E&M)

Jeffrey Hooley
Project Manager (Rolling Stock & Signalling)

Malcolm Gibson
Chief Design Manager

Roger Bayliss
Project Manager (Section 1)

Roger Bettiss
Project Manager (Section 2)

David Sorton
Project Manager (Section 3)

Roderic Hockin
Project Manager (LAR 2)

Henry Young
Project Planning & Programming Manager

Ringo Lo Tze-shut
Corporate Efficiency Manager

Glenn Frommer
Environmental Manager

Barry Hill
Project Development Manager (NIL)

- **Property**

Thomas Ho Hang-kwong
Property Director

Victor Chan Hin-fu
Property Development Manager

Terence Chan Pak-hang
Property Project Manager

Christopher McCarthy
Town Planning Advisor

Mingo Kwan Sze-ming
Chief Estate Manager

- **Finance**

Clement Kwok King-man
Finance Director

Lincoln Leong Kwok-kuen
Finance Director (w.e.f. 1 Feb 02)

Jimmy Lau Chiu-chung
Head of Financial Control & Treasury

Daniel Lai Sik-cheung
Head of Information Technology

Sunny Lui Siu-sun
Assistant Financial Controller

Edwin Kwan Pit-ming
Assistant Financial Controller

Keith Yuen Sze-fun
Deputy Treasurer

Denise Ng Kee Wing-man
Corporate Finance Manager

Leung Chi-choi
Stores Manager

Ian J Browning
Contracts Manager (Europe)

- **Legal & Procurement**

Leonard Turk
Legal Director & Secretary

David Avery
Head of Procurement & Contracts

Teresa Cheung Chi-ying
Legal Manager General

Stephen Marshall
Legal Manager (Secretarial)

Martin Dunn
Procurement & Contracts Manager (Operations)

Ian Wilson
Project Contracts Manager (TKE)

Paul Thomson
Senior Legal Advisor (Property)

- **Human Resources & Administration**

William Chan Fu-keung
Human Resources Director

Vincent Luk Kin-ping
Human Resources Manager

Francis Mok Gar-lon
Management Training & Development Manager

Steven Cho Yan-ming
Training Manager (Operations)

Lok Ka-sui
Administration & Security Manager

- **Marketing**

Jeny Yeung Mei-chun
Marketing Manager

- **Corporate Relations**

Miranda Leung Chan Che-ming
Corporate Relations Manager

- **Internal Audit**

Eric Tang Koon-hung
Head of Internal Audit & Business Processes

- **Octopus Cards Limited**

Eric Tai Yung-muk
Chief Executive Officer

Report of the Members of the Board

The members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2001.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to North Point (Kwun Tong Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line) and from Hong Kong to the Hong Kong International Airport at Chek Lap Kok (Airport Express Line);

B property development at locations relating to the railway system including the Tseung Kwan O Extension;

C related commercial activities, including the letting of advertising space and marketing of commercial franchises on the railway system, property management and leasing management of investment properties;

D the design, construction, financing and operation of the Tseung Kwan O Extension;

E the planning and construction of future extensions to the railway system; and

F the operation of a smart card system by Octopus Cards Limited (formerly Creative Star Limited), a subsidiary of the Company, for the collection of payments for both transport and non-transport applications.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 8 April 2002. Subject to the passing of the necessary resolution at the forthcoming Annual General Meeting, such dividend will be payable on 14 June 2002, in cash in Hong Kong dollars, with a scrip dividend alternative.

Members of the Board

Members of the Board who served during the year were Jack So Chak-kwong (Chairman and Chief Executive), Cheung Yau-kai, Raymond Ch'ien Kuo-fung, David Gordon Eldon, David Wylie Gairns, Edward Ho Sing-tin, Lo Chung-hing, the Commissioner for Transport (Robert Charles Law Footman), the Secretary for Transport (Nicholas Ng Wing-fui) and Denise Yue Chung-yee. Jack So Chak-kwong and Denise Yue Chung-yee retired by rotation at the Annual General Meeting on 17 May 2001 and were re-elected as members of the Board.

Raymond Ch'ien Kuo-fung and Lo Chung-hing will retire by rotation at the forthcoming Annual General Meeting (in accordance with the Company's Articles of Association) and offer themselves for re-election.

Brief biographical details for Board Members are set out on page 56.

Alternate Directors

The Alternate Directors in office during the year were Martin Mckenzie Glass (for Denise Yue Chung-yee), Dorothy Chan (for Commissioner for Transport) and the Deputy Secretaries for Transport (for Secretary for Transport).

Executive Directorate

The members of the Executive Directorate who served during the year were Jack So Chak-kwong (Chairman and Chief Executive), a member of the Board of Directors, and Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Clement Kwok King-man and Leonard Bryan Turk. On 31 January 2002 Clement Kwok King-man resigned as Finance Director, and, on 1 February 2002, Lincoln Leong Kwok-kuen was appointed as the new Finance Director.

Biographical details for members of the Executive Directorate during the year are set out on page 57.

Corporate Governance

The Company is committed to high standards of corporate governance.

The management of the Company's business is vested in the Board of Directors. Pursuant to the Company's Articles of Association and the protocol adopted by the Board of Directors, the Board of Directors has delegated the day-to-day management of the Company's business to the Executive Directorate but the Board of Directors has reserved to itself certain powers, such as the approval of the Company's financial statements, dividends, significant changes in accounting policy, its annual operating budget, certain material contracts, certain financing arrangements and major investments, risk management strategy, treasury policies and fare structures.

The Board of Directors meets regularly and members of the Board receive information between meetings about developments in the Company's business. All members of the Board of Directors have full and timely access to the relevant information and may take independent professional advice if necessary. As an integral part of good corporate governance the following committees have been set up:

Audit Committee
The Audit Committee has a majority of its members appointed from the independent non-executive Directors. It meets four times each year to review the completeness, accuracy and fairness of the financial statements of the Company and to consider the nature and scope of internal and external audit reviews as well as the effectiveness of the systems of internal control. Internal control systems have been designed to allow the Board of Directors to monitor the Group's overall financial position and to protect its assets. The purpose is to assure against material financial misstatement or loss. The Board of Directors is responsible for these systems, and appropriate authorisations and guidelines are in place. The Audit Committee Chairman also prepares an annual report to the Board of Directors covering its activities for the year and highlighting issues which the Chairman deems significant. There were four meetings of the Audit Committee in 2001. The members of the Audit Committee during the year comprised David Wylie Gairns (chairman), Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman), all of whom are non-executive Directors.

Remuneration Committee
The Remuneration Committee meets regularly to consider human resources issues, including the terms and conditions of employment, remuneration, and retirement benefits of the Chairman and Chief Executive and members of the Executive Directorate. The members of the Remuneration Committee during the year comprised Raymond Ch'ien Kuo-fung (chairman), Edward Ho Sing-tin and Denise Yue Chung-yee, all of whom are non-executive Directors.

Nominations Committee
The Nominations Committee carries out the process of recommending and nominating candidates to fill vacancies on the Board of Directors. A person may be appointed as a member of the Board of Directors at any time either by the shareholders in general meeting or by the Board of Directors upon the recommendation of the Nominations Committee. Directors who are appointed by the Board of Directors must retire at the first annual general meeting after their appointment. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or such number as is nearest to and less than one third) are required to retire from office by rotation (excluding the Directors appointed by the Chief Executive of Hong Kong SAR under the MTR Ordinance). The members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for Transport (Nicholas Ng Wing-fui), all of whom are non-executive Directors.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("HKSE"), except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

The Company received the Diamond Award in the Public Sector Category in 2000 and the Special Mention Honour in the Hang Seng Index Category in 2001 for Best Corporate Governance Disclosure from the Hong Kong Society of Accountants.

Internal Audit
The Company's Internal Audit Department plays a major role, in support of and in collaboration with, the Company's management, in monitoring the internal governance of the Company. Key tasks of the Department include:

- Unrestricted access to review all aspects of the Company's activities and internal controls;
- Comprehensive audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries on a regular basis;
- Conduct of special reviews and/or investigations and reports both on a regular and as-needed basis.

The Company's Internal Auditor reports directly to the Chairman and has direct access to the Audit Committee.

Ethical Culture
The Board of Directors has adopted a Code of Conduct to be followed by all staff in dealing with colleagues, customers, clients, suppliers, contractors and consultants. Such Code of Conduct is designed to create a culture of ingrained set of values and beliefs for staff and involves a common understanding of what is right and wrong in the course of business dealings and outlines the methods of resolving ethical problems encountered in the workplace.

Policies
The Board has adopted risk strategies on the following matters:

A Construction and insurance;

B Finance;

C Treasury risk management;

D Safety risk management;

E Security management;

F Environmental management.

No changes to such policies may be made without the approval of the Board of Directors.

Bank Overdrafts, Bank Loans and Other Borrowings
The total borrowings of the Group amounted to HK$31,385 million *(2000: HK$27,203 million)*. Particulars of borrowings including bank overdrafts and bank loans are set out in Note 25 to the Accounts.

Accounts
The state of affairs of the Company and the Group as at 31 December 2001 and of their results and the Group's cash flows for the year are set out in the Accounts on pages 71 to 117.

Ten-Year Statistics
A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 54 and 55.

Fixed Assets and Railway Construction in Progress
Movements in fixed assets and railway construction in progress during the year are set out in Note 13 and 14 to the accounts respectively.

Movements in Reserves
Movements in reserves during the year are set out in Note 31 and 32 to the accounts.

Share Capital
As at 31 December 2000, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5 billion of which were issued and credited as fully paid. During the year, the Company issued a total of 55,229,742 Ordinary Shares. Of this number:

A 2,098,000 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Share Option Scheme (as referred in note 39 to the Accounts). In respect of each Ordinary Share issued, the relevant exercising share option holder paid HK$8.44 to the Company;

B 18,235,023 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2000 (for which the cash dividend was HK$0.10 per Ordinary Share); and

C 34,896,719 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2001 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2001, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,055,229,742 of which were issued and credited as fully paid.

Redemption of Listed Securities
There was no purchase, sale or redemption of the Company's or any of its subsidiaries' debt securities listed on the stock exchanges during the year.

Properties
Particulars of the principal investment properties and properties held for sale of the Company are shown on page 38.

Donations
During the year, a total of HK$278,300 was donated, of which HK$275,800 went to the Community Chest of Hong Kong.

Internal Controls

The Board of Directors is responsible for ensuring that there is in place a satisfactory system of internal controls. The main objectives are to ensure adherence to the Company's control policies so that the Company's assets are safeguarded and that the financial records are complete and accurate.

A function of the Audit Committee is to review the *effectiveness of the system of internal controls* from information provided by the Executive Directorate and management of the Company and by the auditors.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board of Directors. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board of Directors and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile according to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debt, *maturities, interest rate risks*, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and currency swaps are *used only as hedging tools to manage* the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value at Risk approach. There is also appropriate segregation *of duties within the Company's Treasury* Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the *approval of the Board.*

Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2001, details of which are set out in Note 25D of the accounts. Such bonds and notes were issued in order to meet the Group's general *corporate funding* requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Electronic Data

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing.

Interests in Contracts of Members of the Board and the *Executive Directorate*

Save for one loan made by the Company to a member of the Executive Directorate, details of which are set out in Note 5B of the accounts, and the deed of indemnity, details of which are set out in the section below headed "Transactions in connection with the Privatisation Share Offer of the Company", no contracts of significance, to *which the Company or any of its subsidiaries was a party* and in which a member of the Board or a member of the Executive Directorate had a material interest, subsisted at the end of the year or at any time during the year.

Board Members and Executive Directorate's Interests in Shares

At 31 December 2001, the interests of the members of the Board of Directors and the Executive Directorate in the *equity securities* of the Company as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI") or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors *of Listed Companies were as follows:*

Ordinary Shares

Member of the Board of Directors or Executive Directorate	Number of Ordinary Shares
Jack So Chak-kwong	46,142
Russell John Black	23,142
William Chan Fu-keung	23,100
Philip Gaffney	23,677
Thomas Ho Hang-kwong	26,284
Leonard Bryan Turk	25,256
Clement Kwok King-man	27,284

Options to subscribe for Ordinary Shares granted under the *Share Option Scheme*, as *referred to in* Note 5C of the accounts

Member of Board of Directors or Executive Directorate	Date granted	Options held at 1 January 2001	Period during which rights exercisable (day/month/year)	Options vested during the year	Options *exercised* during the year	Price per share *paid on* exercise of options	Options outstanding at 31 December 2001	Weighted average closing price of share immediately before options were exercised
Jack So Chak-kwong	20/9/2000	1,599,000	5/4/01 - 11/9/10	533,000	-	-	1,599,000	-
Russell John Black	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	21,000	HK$8.44	1,045,000	HK$10.50
William Chan Fu-keung	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	21,000	HK$8.44	1,045,000	HK$10.10
Philip Gaffney	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	21,000	HK$8.44	1,045,000	HK$10.10
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	22,000	HK$8.44	1,044,000	HK$10.15
Leonard Bryan Turk	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	21,000	HK$8.44	1,045,000	HK$10.50
Clement Kwok King-man	20/9/2000	1,066,000	5/4/01 - 11/9/10	355,500	273,000	HK$8.44	793,000	HK$10.07

Save as disclosed above:

A there were no interests held as at 31 December 2001 by any members of the Board of Directors or Executive Directorate of the Company in securities of the Company and its associated corporations (within the meaning of the SDI); and

B during the year ended 31 December 2001, no member of the Board of Directors or Executive Directorate nor any of their spouses or children under *18 years of age held any* rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 29 of the SDI or otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 10 per cent or more of the nominal value of the share capital of the Company and the respective *relevant numbers* of shares in which it was interested as at 31 December 2001 as recorded in the register kept by the Company under Section 16(1) of the SDI:

Name	No. of Ordinary Shares
Financial Secretary Incorporated (in trust on behalf of the Government)	3,869,799,423

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2001 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2001 was *attributable to the Company's five largest customers* combined by value.

Going Concern

The financial statements on pages 71 to 117 have been prepared on a going concern basis. The Board of Directors has reviewed the Company's budget for 2002, together with the longer term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern *for the foreseeable future.*

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on the HKSE:

Turnover

Virtually all of the Group's turnover is in Hong Kong SAR.

Entrustment Agreements

A The Company has entered into the following *entrustment agreements* with Government in relation to the Tseung Kwan O Extension / Lantau Airport Railway under which Government agreed to carry out works on behalf of the Company in return for monthly payments based on the work completed:

(1) Agreement dated 12 January 1999, for Government to carry out works relating to construction of diaphragm walls crossing underneath Road P1 in Tseung Kwan O Town Centre, with a total value of HK$19,034,200.

41

(2) Agreement dated 6 March 1995, for Government to carry out construction and part design of railway tunnels and railway formation works within West Kowloon *Expressway Corridor*, with a total value of HK$302,992,941.

(3) Agreement dated 6 March 1995, for Government to carry out design and construction of railway drainage and *subballast and all bridges between Tsing Chau Tsai* and Chek Lap Kok, with a total value of HK$684,176,963.

Government is a substantial shareholder in the Company.

B The Company has entered into the following *entrustment agreements* with Government in relation to the Tseung Kwan O Extension / Lantau Airport Railway under which the Company *agreed to carry out works on* behalf of Government in return for monthly payments based on the work completed:

(1) Agreement dated 26 May 1999, for the Company to carry out construction works relating to infrastructure adjacent to Areas 45, 55, 56 and 57 in Tseung Kwan O *Town Centre, with a total* value of HK$47,750,000.

(2) Agreement dated 19 November 1999, for the Company to carry out construction works at Road D4 in Tseung *Kwan O Town Centre, with a total value* of HK$19,397,685.

(3) *Agreement* dated 28 February 2000, for the Company to carry out design and construction of landscape bund *and footbridge link to Area 24 to Po Lam, with a total value* of HK$20,850,000.

(4) Agreement dated 28 February 2001, for the Company to carry out design and *construction of noise mitigation* measures adjacent to Housing Sites No. 6 and 10 in the northern part of West Kowloon reclamation, with a total value of HK$210,500,000.

(5) Agreement dated 4 June 2001, for the Company to carry out substructure work relating to the Kowloon *Regional* Education Resource Centre cum Public Transport Interchange, with a total value of HK$78,900,000.

Government is a substantial shareholder in the Company.

C The Company has entered into the following *entrustment* agreements with the Housing Authority in relation to the Tseung Kwan O Extension, under which the Company *agreed to carry out works on behalf of the* Housing Authority in return for monthly payments based on the work completed:

(1) Agreement dated *10 December 1997, for the Company* to carry out site formation works at Tiu Keng Leng (South), with a total value of HK$124,045,032.

(2) Agreement dated *10 April 1999, for the Company to* carry out site formation works and part foundations of housing blocks at Eastern Harbour Crossing and shopping spine above Yau Tong Station, with a total value of HK$397,600,000.

(3) Agreement dated 11 December 1998, for the Company to carry out construction work relating to Yau Tong Phase 4 Public Transport Interchange, with a total value of HK$46,278,514.

The Housing Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

D The Company has entered into an entrustment agreement with the Airport Authority, dated 15 December 1995, for the Airport Authority to carry out construction work for the Company relating to the Airport Platform at Chek Lap Kok, with a total value of HK$854,000,000.

The Airport Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

E The Company has entered into an entrustment agreement with Kowloon-Canton Railway Corporation ("KCRC"), dated 18 January 2000, for KCRC to carry out design and construction work *for the Company, at the cost* of KCRC, relating to the Airport Railway element of Nam Cheong Station.

KCRC is wholly-owned by Government, which is a substantial shareholder in the Company.

Land Agreements

A The Company has entered into the following land grants with Government *in relation to the Airport Railway*, which provides for the Company to develop certain sites adjacent to the Airport Express and Tung Chung Lines. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All agreements provide for the sites (once developed) to have a lease term up to 30 June 2047.

(1) Grant No. 12459, *dated 21 May 1997, for Private Treaty* Grant of IL No. 8898 for development at Hong Kong Station (building covenant period expiry date 30 September 2005) with a total consideration or value of HK$5,834,000,000.

(2) Modification of Grant No. 12459, dated 1 February 2000, for development at Hong Kong Station (building covenant period expiry date 1 February 2006) with a total consideration or value of HK$5,500,000,000.

(3) Grant of KIL No. 11080 to the Company, dated 8 July 1996, for development at Kowloon Station (building covenant period expiry date 30 March 2009) with a total consideration or value of: Site A – HK$3,377,230,000; Sites B,C,D,E, F and G – to be assessed.

(4) Modification, dated 15 May 2000, to amend and allow the Company to develop Site C at Kowloon Station under new user and gross floor area restrictions (building covenant period expiry date 14 June 2006) with a total consideration or value of HK$2,400,000,000.

(5) Modification, dated 12 December 2000, to amend and allow the Company to develop Sites E, F and G at Kowloon Station under new user and *gross floor area restrictions* (building covenant period expiry dates 31 March 2007 for Sites E and F and 31 March 2009 for Site G) with a total consideration or value of HK$5,562,710,000.

(6) Grant No. 12349 for Private Treaty Grant of KIL No. 11068, dated 8 May 1995, for development at Olympic Station (building covenant period expiry dated 7 November 1999) with a total consideration or value of HK$1,530,000,000.

(7) Grant No. 12375 for Private Treaty Grant of KIL No. 11074, dated 31 January 1996, for development at Olympic Station (building covenant period expiry date 30 January 2002) with a total consideration or value of HK$3,777,860,000.

(8) Grant No. 12434 for Private Treaty Grant of KIL No. 11090, dated 10 January 1997, for development at Olympic Station (building covenant period expiry date 9 January 2003) with a total consideration or value of HK$6,118,000,000.

(9) Grant No. 12529 for Private Treaty Grant of KIL No. 11104, dated 25 February 1999, for development at Olympic Station (building covenant period expiry date 31 March 2004) with a total consideration or value of HK$302,480,000.

(10) A lease modification dated 1 December 2001 of KIL No. 11104 by way of a land exchange for KIL No. 11151 at Olympic Station to change the land use from hotel to residential, for a total value of HK$815,050,000.

(11) New Grant No. 6993 for Private Treaty Grant of TYTL No. 132, dated 7 March 1996, for development at Tsing Yi Station (building covenant period expiry date 30 September 2001) with a total consideration or value of HK$4,343,500,000.

(12) New Grant No. 7973 for Private Treaty Grant of Tung Chung Town Lot No. 1, dated 16 August 1995, for *development at Tung Chung* Station (building covenant period expiry date 30 September 2000) with a total consideration or value of HK$1,730,550,000.

(13) *New Grant No. 7984 for Private Treaty* Grant of Tung Chung Town Lot No. 2, dated 27 September 1995, for development at Tung Chung Station (building covenant period expiry date 30 September 2003) with a total consideration or value of HK$724,010,000.

(14) New Grant No. 8015 for Private Treaty Grant of Tung Chung Town Lot No. 3, dated 1 May 1996, for development at Tung Chung Station (building covenant period expiry *date 31 March 2001) with a total consideration* or value of HK$873,030,000.

(15) Modification of New Grant No. 8015, dated 29 August 2001, for additional gross *floor area at Tung Chung Station* (building covenant expiry date 31 March 2003) with a total consideration or value of HK$116,000,000.

(16) Modification for New Grant No. 8082, dated 3 May 2000, for additional gross floor area and some other amendments at Tung Chung Station (building covenant *period expiry date* 31 March 2005) with a total consideration or value of HK$493,570,000.

(17) New Grant No. 8102 for Private Treaty Grant, dated *26 June 1997, of Tung Chung Town* Lot No. 5 for development at Tung Chung Station (building covenant period expiry date 30 June 2003) with a total consideration or value of HK$4,150,000,000.

(18) Modification for New Grant No. 8102, dated 16 August 1999, for additional gross floor area and some other amendments for development at Tung Chung Station (building covenant period expiry date 30 June 2005) with *a total consideration or value of* HK$660,000,000.

(19) *New* Grant No. 8082, dated 26 March 1997, of Tung Chung Town Lot No. 4 for development at Tung Chung Station (*building covenant period expiry date* 31 March 2002) with a total consideration or value of HK$2,510,000,000.

(20) Assignment dated 9 March 2001 of the public transport terminus on ground floor of the development at KIL 11090 to the Government, in compliance with Special Conditions No. 25(a)(i) of Conditions of Grant No. 12434, with a total value of HK$18,770,000.

(21) Sale of levels 55, 56 and 77 to 88 of the office building on Site B of Hong Kong Station Development (IL8898) for a total value of HK$3,699,000,000.

(22) A lease modification dated 17 December 2001 for extension of the Building Covenant of New Grant No. 8082 for Tung Chung Town Lot No. 4, to develop the lot in accordance with the terms and conditions stipulated in the New Grant No. 8082 and Lands Department's letter dated 30 November 2001, for a total value of HK$14,763,900.

B The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung Station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated 12 November 2001 (building covenant period expiry date 30 June 2006), with a total value of HK$207,000,000.

Transactions between the Company and Octopus Cards

The Company has entered into the following transactions with its subsidiary, Octopus Cards, to enable Octopus Cards to meet the requirements of a deposit-taking company under the Banking Ordinance (Cap.155 of the laws of Hong Kong).

(1) Subscription by the Company on 18 April 2000 of 28,475,322 additional shares in Octopus Cards, for a total consideration of HK$28,475,322.

(2) Subordinated loan agreement, dated 18 April 2000, under which the Company made a loan of HK$18,984,000 to Octopus Cards ("Subordinated Loan"), with interest payable at prime lending rate, which is subordinate to all other claims against Octopus Cards and will not be repaid by Octopus Cards without the consent of the Hong Kong Monetary Authority.

During the year ended 31 December 2001, the Company paid Octopus Cards a total amount of HK$44.4 million in respect of central clearing services provided by Octopus Cards. During the same period, load agent fees amounting to HK$11.6 million were received by the Company from Octopus Cards in respect of services and facilities provided by the Company at various MTR stations to enable customers to add value to Octopus cards.

In connection with the listing of the Company's shares on the HKSE in October 2000, the HKSE granted the Company a waiver from strict compliance with Chapter 14 of the Listing Rules insofar as it relates to connected transactions, subject to compliance with certain requirements. As required by one of these requirements, the Company now confirms that those of the central clearing services provided by Octopus Cards and load agent fees paid to the Company which occurred following completion of the Global Offering (as defined in the prospectus issued by the Company in relation to the MTR Privatisation Share Offer and dated 25 September 2000) were: (i) transactions entered into by the Company in the ordinary and usual course of its business; (ii) entered into on normal commercial terms (by reference to transactions of a similar nature made by similar entities within Hong Kong); and (iii) entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards.

Transactions between the Company and KCRC in relation to Octopus Cards

The Company entered into the following agreements with KCRC, The Kowloon Motor Bus Company (1933) Limited, Citybus Limited and The Hongkong and Yaumati Ferry Company, Limited.

(1) Shareholders' agreement, dated 9 June 1994, under which the parties agreed to incorporate a company, Octopus Cards, in order to undertake the development and operation of a contactless smart card ticketing system (now known as Octopus). The Company held 67.8% of the equity capital in Octopus Cards but the voting rights at board meetings of the director appointed by the Company to the board of directors of Octopus Cards were limited to 49% only. The parties paid HK$1,000 in aggregate (in proportion to their respective shareholdings) for shares in Octopus Cards and undertook to make available loans to Octopus Cards (in proportion to their respective shareholdings) up to a total amount of not more than HK$195.7 million (which has been fully repaid).

(2) Supplemental shareholders' agreement, dated 13 August 1999, which revised the terms of the shareholders' agreement dated 9 June 1994 to address, inter alia, certain issues arising from the application by Octopus Cards for authorisation under the Banking Ordinance (Cap.155 of the laws of Hong Kong) to carry on business as a deposit-taking company. The parties made a commitment to provide funds to Octopus Cards and give guarantees and indemnities as required under the Banking Ordinance (Cap.155 of the laws of Hong Kong).

(3) On 17 January 2001, the then shareholders in Octopus Cards (New World First Bus Services Limited and New World First Ferry Services Limited having replaced The Hongkong and Yaumati Ferry Company, Limited as a shareholder) entered into a replacement shareholders' agreement in respect of Octopus Cards, under which, inter alia, Octopus Cards was converted to profit making status. In connection with this agreement, the Company's shareholding in Octopus Cards was reduced to 57.4% and KCRC's shareholding was reduced to 22.1%. Further details of the replacement shareholders' agreement are set out in Note 17 to the accounts.

(4) On 17 January 2001, the Company entered into an Octopus Card Services Agreement (the "MTR Octopus Services Agreement") with its subsidiary, Octopus Cards, in order to formalise the arrangements that already existed between them as to services provided to each other relating to Octopus cards. The estimated fees payable by the Company to Octopus Cards in 2002 under the MTR Octopus Services Agreement are HK$46 million and the estimated fees payable by Octopus Cards to the Company in 2002 are HK$13.3 million. Under the terms of the MTR Octopus Services Agreement, the Company will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

(5) On 17 January 2001, KCRC entered into an Octopus Card Services Agreement (the "KCRC Octopus Services Agreement") with Octopus Cards in order to formalise the arrangements that already existed between them as to services provided to each other relating to Octopus cards. Under the terms of the KCRC Octopus Services Agreement, KCRC will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

During the year ended 31 December 2001, KCRC paid Octopus Cards a total amount of HK$29 million in respect of transaction and interchange fees for the handling of Octopus tickets. During the same period, load agent fees amounting to HK6 million were received by KCRC from Octopus Cards in respect of services and facilities provided by KCRC at various KCR stations to enable customers to add value to Octopus cards.

As at 31 December 2001, the Company held 57.4% of the issued share capital in Octopus Cards and KCRC held 22.1%. Octopus Cards is a subsidiary of the Company and KCRC is a substantial shareholder in Octopus Cards. Furthermore, Government is a substantial shareholder in the Company and KCRC is wholly owned by Government.

As required by the waiver referred to above granted to the Company by the HKSE in relation to connected transactions, the Company confirms that the MTR Octopus Services Agreement was: (i) a transaction entered into by the Company in the ordinary and usual course of its business; (ii) entered into on normal commercial terms (by reference to transactions of a similar nature made by similar entities within Hong Kong); and (iii) entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards.

Octopus Cards-Updated Information

Octopus Cards repaid 50% and the remaining balance of the Subordinated Loan with the consent of the Hong Kong Monetary Authority on 17 October 2001 and 17 January 2002 respectively.

On 2 January 2002 Creative Star Limited changed its name to "Octopus Cards Limited".

Project Agreements

The Company and the Secretary for Transport, for and on behalf of Government, entered into an Amendment and Restatement Agreement on 30 June 2000 which, in the light of the partial privatisation of the Company, provides for the amendment and restatement of, inter alia, the TKE Project Agreement and the QBR Project Letter as defined below (both of which were ongoing during 2000). Government is a substantial shareholder in the Company.

The Company and the Secretary for Transport, for and on behalf of Government, had entered into a Project Letter on 29 April 1998 (which was acknowledged, accepted and agreed on 7 May 1998) relating to the Quarry Bay Congestion Relief Works ("QBR Works") (the "QBR Project Letter"). Under the QBR Project Letter, the Company is obliged to carry out the design, construction, completion, commissioning and bringing into operation of the QBR Works. The costs of those works are to be borne by the Company. The QBR Project Letter provides for the grant of land to the Company for the operation of the railway (subject to the payment of nominal land premium only).

The Company and the Secretary for Transport, for and on behalf of Government, had entered into a Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension ("TKE") (the "TKE Project Agreement") on 4 November 1998. Under the TKE Project Agreement, the capital cost of work undertaken by the Company to complete the TKE and other costs are borne by the Company and there are provisions relating to the design, construction and operation of the TKE by the Company, and provisions relating to works to be carried out by the Company on behalf of Government (in respect of which, Government will reimburse the Company). The TKE Project Agreement provides for the grant of land to the Company for the operation of the railway (subject, inter alia, to the payment by the Company to Government of nominal land premium only), land for the construction of a depot and land for property development (subject, in each case, to the payment by the Company to Government of an amount to be assessed). The TKE Project Agreement also provides for the future grant to the Company of the ownership and operating rights in respect of the TKE.

Land Comfort Letter

The Company has received a letter from Government, dated 14 July 2000, pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise and, for certain other interests, Government has agreed to render assistance to the Company to facilitate the smooth operation of the railway during the Company's franchise period. If the Company's initial 50-year franchise is extended, Government has agreed that, subject to certain conditions (including the prevailing land policy at the time of extension of the franchise), Government will amend certain documents, including the Running Lines Leases, to make them coterminous with the extended franchise period.

Government is a substantial shareholder in the Company.

Eastern Harbour Crossing Agreement

The Company and the Secretary for the Treasury, for and on behalf of Government, entered into an agreement on 30 June 2000 in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing by Government into the Company in 2008 for nominal consideration (the "EHC Agreement"). Under the EHC Agreement, the Company agreed to indemnify Government for certain amounts which are expected to be nominal.

Government is a substantial shareholder in the Company.

Transactions in connection with the Privatisation Share Offer of the Company

(1) The Company entered into a deed of indemnity dated 22 September 2000, with the members of the Board and members of the Executive Directorate and the FSI, under which, inter alia, the FSI agreed to indemnify the Company, the members of the Board and members of the Executive Directorate in certain circumstances and in respect of certain liabilities in respect of the global offering of the shares in the Company by the FSI. The FSI is a substantial shareholder in the Company and the members of the Board and members of the Executive Directorate are also connected persons of the Company.

(2) The Company, the FSI, Goldman Sachs (Asia) L.L.C., HSBC Investment Bank Asia Limited and UBS AG entered into the following underwriting agreements in relation to the underwriting of the Privatisation Share Offer of the Company, details of which were disclosed in the prospectus issued by the Company in connection with the Privatisation Share Offer of the Company dated 25 September 2000:

(i) the Hong Kong Underwriting Agreement, with the Hong Kong Underwriters (as defined therein), dated 22 September 2000; and

(ii) the International Underwriting Agreement, with the International Underwriters (as defined therein), dated 1 October 2000.

The FSI is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the directors to fix their remuneration.

By order of the Board

Leonard B. Turk
Secretary to the Board
Hong Kong, 28 February 2002

Contents of accounts and notes

Auditors' report

To the shareholders of MTR Corporation Limited (the "Company")

We have audited the accounts on pages 71 to 117 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of the directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of their profits and the Group's cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 28 February 2002

Consolidated profit and loss account

for the year ended 31 December *in HK$ million*	Note	2001	2000 (Note 1B)
Fare revenue	2		
– MTR Lines		5,164	5,166
– Airport Express Line		564	549
Station commercial and other revenue	3A	973	995
Rental and management income	3B	891	867
Turnover		7,592	7,577
Staff costs and related expenses		(1,641)	(1,688)
Energy and utilities		(501)	(500)
Operational rent and rates		(78)	(65)
Stores and spares consumed		(119)	(127)
Repairs and maintenance		(437)	(456)
Railway support services		(110)	(109)
Expenses relating to station commercial and other businesses		(197)	(185)
Property ownership and management expenses		(159)	(142)
General and administration expenses		(179)	(227)
Other expenses		(112)	(164)
Operating expenses before depreciation	4	(3,533)	(3,663)
Operating profit from railway and related operations before depreciation		4,059	3,914
Profit on property developments	6	3,248	3,376
Operating profit before depreciation		7,307	7,290
Depreciation	7	(2,178)	(2,091)
Operating profit before interest and finance charges		5,129	5,199
Interest and finance charges:	8		
Interest expense		(896)	(1,209)
Interest income		22	66
		(874)	(1,143)
Share of profit of non-controlled subsidiary	17	29	13
Profit for the year attributable to shareholders		4,284	4,069
Dividends	9		
Interim dividend declared and paid during the year		703	–
Final dividend proposed after the balance sheet date		1,415	500
		2,118	500
Earnings per share:	10		
– Basic		HK$0.85	HK$0.81
– Diluted		HK$0.85	HK$0.81

The notes on pages 77 to 117 form part of these accounts.

Profit and loss account

for the year ended 31 December *in HK$ million*	Note	2001	2000
Fare revenue	2		
– MTR Lines		5,164	5,166
– Airport Express Line		564	549
Station commercial and other revenue	3A	969	991
Rental and management income	3B	890	867
Turnover		7,587	7,573
Staff costs and related expenses		(1,641)	(1,688)
Energy and utilities		(501)	(500)
Operational rent and rates		(78)	(65)
Stores and spares consumed		(119)	(127)
Repairs and maintenance		(437)	(456)
Railway support services		(110)	(109)
Expenses relating to station commercial and other businesses		(185)	(173)
Property ownership and management expenses		(159)	(142)
General and administration expenses		(197)	(239)
Other expenses		(109)	(162)
Operating expenses before depreciation	4	(3,536)	(3,661)
Operating profit from railway and related operations before depreciation		4,051	3,912
Profit on property developments	6	3,248	3,376
Operating profit before depreciation		7,299	7,288
Depreciation	7	(2,178)	(2,091)
Operating profit before interest and finance charges		5,121	5,197
Interest and finance charges:	8		
Interest expense		(896)	(1,209)
Interest income		23	67
		(873)	(1,142)
Profit for the year attributable to shareholders		4,248	4,055

The notes on pages 77 to 117 form part of these accounts.

Consolidated statement of recognised gains and losses

for the year ended 31 December *in HK$ million*	2001	2000 (Note 1B)
Surplus on revaluation of investment properties	17	1,233
Deficit on revaluation of other fixed assets	(23)	(75)
Net (losses)/gains transferred directly to reserves	(6)	1,158
Net profit for the year	4,284	4,069
Total recognised gains and losses	4,278	5,227

The notes on pages 77 to 117 form part of these accounts.

Consolidated balance sheet

at 31 December *in HK$ million*	Note	2001	2000 (Note 1B)
Assets			
Fixed assets	13		
– Investment properties		10,363	10,151
– Other property, plant and equipment		68,880	68,324
		79,243	78,475
Railway construction in progress	14	12,873	9,194
Property development in progress	15A	3,361	2,699
Deferred expenditure	16	326	187
Interest in non-controlled subsidiary	17	51	26
Staff housing loans	19	127	635
Properties held for sale	20	689	–
Stores and spares	21	261	275
Debtors, deposits and payments in advance	22	830	676
Amounts due from the Government and other related parties	23	152	224
Cash at banks and in hand	24	215	174
		98,128	92,565
Liabilities			
Bank overdrafts	25B	49	44
Short-term loans	25B	394	887
Creditors, accrued charges and provisions	27	3,006	3,289
Contract retentions	28	798	817
Amounts due to the Government and other related parties	29	401	422
Loans and obligations under finance leases	25B	30,942	26,272
Deferred liabilities	30	78	76
Deferred income	15B	8,411	10,403
		44,079	42,210
Net assets		54,049	50,355
Shareholders' funds			
Share capital, share premium and capital reserve	31	32,807	32,188
Other reserves	32	21,242	18,167
		54,049	50,355

Approved and authorised for issue by the Members of the Board on 28 February 2002

Jack So Chak-kwong

Lo Chung-hing

Lincoln Leong Kwok-kuen

The notes on pages 77 to 117 form part of these accounts.

Balance sheet

at 31 December *in HK$ million*	Note	2001	2000 (Note 9)
Assets			
Fixed assets	13		
– Investment properties		10,363	10,151
– Other property, plant and equipment		68,880	68,324
		79,243	78,475
Railway construction in progress	14	12,873	9,194
Property development in progress	15A	3,361	2,699
Deferred expenditure	16	326	187
Investments in subsidiaries	18	49	53
Staff housing loans	19	127	635
Properties held for sale	20	689	-
Stores and spares	21	261	275
Debtors, deposits and payments in advance	22	837	685
Amounts due from the Government and other related parties	23	182	224
Cash at banks and in hand	24	112	99
		98,060	92,526
Liabilities			
Bank overdrafts	25B	49	44
Short-term loans	25B	394	887
Creditors, accrued charges and provisions	27	2,970	3,277
Contract retentions	28	798	817
Amounts due to the Government and other related parties	29	5,432	422
Loans and obligations under finance leases	25B	25,942	26,272
Deferred liabilities	30	78	76
Deferred income	15B	8,411	10,403
		44,074	42,198
Net assets		53,986	50,328
Shareholders' funds			
Share capital, share premium and capital reserve	31	32,807	32,188
Other reserves	32	21,179	18,140
		53,986	50,328

Approved and authorised for issue by the Members of the Board on 28 February 2002

Jack So Chak-kwong
Lo Chung-hing
Lincoln Leong Kwok-kuen

The notes on pages 77 to 117 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*		2001		2000 (Note 1B)
Net cash inflow from operating activities (Note 33A)		4,155		3,756
Servicing of finance and returns on investments				
Interest paid	(1,869)		(1,861)	
Interest received	22		67	
Interest element of finance lease rental payments	(68)		(78)	
Finance charges paid	(68)		(86)	
Dividend paid	(601)		-	
Net cash outflow from servicing of finance and returns on investments		(2,584)		(1,958)
Investing activities				
Capital expenditure				
– Airport Railway Project	20		(358)	
– Tseung Kwan O Extension Project	(3,033)		(3,476)	
– Purchase of assets and other capital projects	(2,854)		(2,264)	
– Property development projects	(746)		(1,122)	
Receipts from property developers	350		1,350	
Decrease/(increase) in investments in a non-controlled subsidiary	25		(47)	
Loans made under Staff Housing Loan Scheme	(3)		(160)	
Principal repayments under Staff Housing Loan Scheme	513		319	
Net cash outflow from investing activities		(5,728)		(5,758)
Net cash outflow before financing		(4,157)		(3,960)
Financing				
Shares issued	18		-	
Drawdown of loans	11,153		7,828	
Repayment of loans	(6,843)		(3,703)	
Reduction in capital element of finance lease	(133)		(122)	
(Release)/Collection of refundable deposits and asset replacement reserve funds	(2)		3	
Net cash inflow from financing (Note 33B)		4,193		4,006
Increase in cash and cash equivalents		36		46
Cash and cash equivalents at 1 January		130		84
Cash and cash equivalents at 31 December		166		130
Analysis of the balances of cash and cash equivalents				
Cash at banks and in hand		215		174
Bank overdrafts		(49)		(44)
		166		130

The notes on pages 77 to 117 form part of these accounts.

Notes to the accounts

1 Principal accounting policies

A Basis of preparation of accounts

(i) MTR Corporation Limited (the "Company") was incorporated in Hong Kong on 26 April 2000 by virtue of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) enacted on 3 March 2000 (the "new MTR Ordinance"). Pursuant to the new MTR Ordinance, all the property, rights and liabilities to which Mass Transit Railway Corporation ("MTRC") was entitled or subject immediately before 30 June 2000 (the "Appointed Day") became the property, rights and liabilities of the Company.

For the purposes of any accounts of the Company prepared under the Companies Ordinance, the Company has been treated, on and from the Appointed Day, as if it were the continuation of MTRC. Accordingly, all the accounts prepared by, and all financial information in relation to MTRC before the Appointed Day are treated, on and from the Appointed Day, as if they were the accounts and financial information of the Company.

(ii) These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. The accounts have also been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

(iii) The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied land and buildings.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the "Group") made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation. For periods prior to 1 January 2001, group accounts were not prepared in view of the Company having no effective control over the Board of one of its subsidiaries, Creative Star Limited, which has subsequently changed its name to Octopus Cards Limited ("OCL") on 2 January 2002, and the insignificant amounts involved in the other subsidiaries. The consolidated financial information relating to the financial year ended 31 December 2000 included in these accounts is unaudited and has been prepared for comparative purposes only.

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 1G).

D Non-controlled subsidiary

OCL is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. Commencing in the year ended 31 December 2001, the investment in OCL is accounted for in the consolidated accounts of the Company using the equity method as described in SSAP 21 "Accounting for interests in joint ventures". The restriction on OCL to operate on a non-profit making basis was removed under the new Shareholders' Agreement dated 17 January 2001. Prior to 1 January 2001, the Company's investment in OCL was accounted for on a cost basis in the Company's balance sheet.

E Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Rental income from investment properties and station kiosks is accounted for in accordance with the terms of the leases. Property management income is recognised when the services are provided.

1 Principal accounting policies (continued)

F Fixed assets

(i) Investment properties are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

- where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

(ii) Leasehold land and buildings comprise leasehold land for railway depots and self-occupied office land and buildings:

a Leasehold land for railway depots is stated at cost less accumulated depreciation.

b Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation.

(iv) Assets under construction for the operational railway are stated at cost. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 1E.

(vi) Subsequent expenditure relating to an existing fixed asset is added to the carrying amount of the asset if it is probable that future economic benefit in excess of the originally assessed standard of performance of the asset will flow to the Group.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

1 Principal accounting policies (continued)

G Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment (other than properties carried at revalued amounts);
- construction in progress;
- deferred expenditure; and
- investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

H Depreciation

(i) Investment properties with an unexpired lease term of more than 20 years are not depreciated. The Group has no investment properties with an unexpired lease term of 20 years or less.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

Leasehold land and buildings	
Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease
Civil works	
Rails (initial cost)	Indefinite *
Tunnel excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80–100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20–25 years
Plant and equipment	
Rolling stock (electrical)	35–40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators and drainage system	20–30 years
Power supply equipment, metal station kiosks, fire protection system, rolling stock (battery operated) and other mechanical equipment	20 years
Train control and signalling equipment, automatic fare collection systems and advertising panels	15 years
Rolling stock (diesel), telecommunication systems, maintenance equipment, office furniture and equipment	10 years
Computer software licences	7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

* Replacement costs of rails are charged to the profit and loss account as revenue expenses.

1 Principal accounting policies (continued)

The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement programme. The depreciation charge for the current and future periods is adjusted if there are significant changes from previous estimates.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

I Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached with the Government, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement with the Government, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

J Property development

(i) Costs incurred by the Group in the preparation of sites for property development are dealt with as property development in progress.

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for retention by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives sharing of proceeds from sale of the development, profits arising from such proceeds are recognised upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and
- where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

1 Principal accounting policies (continued)

(vi) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(vii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties.

K Operating lease charges

Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction, property development in progress and deferred expenditure respectively.

L Stores and spares

Stores and spares are categorised as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

M Interest and finance charges

Interest expense directly attributable to the financing of assets under construction prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The differentials paid and received on interest rate swap agreements are accrued and recognised as adjustments to interest expense.

N Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities. Differences arising on foreign currency translation and revaluation of forward foreign exchange contracts, swaps and options are dealt with in the profit and loss account.

O Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

A deferred tax asset in respect of carried forward tax losses is only recognised if it is assured beyond reasonable doubt that the Group will have taxable profits sufficient to offset the available losses in the foreseeable future.

P Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

1 Principal accounting policies (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Q Retirement Scheme costs

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, *the Group has set up a Mandatory Provident* Fund ("MPF") Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Contributions paid and payable by the Group to the schemes are charged to the profit and loss account except those incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

R Jointly controlled operations

The arrangements entered into by the Group with developers for property developments along the Airport Railway are considered to be jointly controlled operations pursuant to SSAP 21 "Accounting for interests in joint ventures". Pursuant to the development arrangements, the Group is normally responsible for its own costs, *including* in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account in accordance with note 1J after netting off any related balance in the property development in progress account at that time.

2 Fare revenue

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island and Tung Chung Lines. Fare revenue of the Airport Express Line for 2001 included income of HK$7 million *(2000: HK$25 million)* relating to the write back of the unused balance of expired tickets.

3 Non-fare revenue

A Station commercial and other revenue

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Station commercial and other revenue comprises:				
Advertising	428	504	428	504
Kiosk rental	221	217	221	217
Telecommunication income	173	174	173	174
Miscellaneous business revenue	151	100	147	96
	973	995	969	991

3 Non-fare revenue (continued)

B Rental and management income

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Rental income was attributable to:				
Telford Plaza	353	340	353	340
Luk Yeung Galleria	104	97	104	97
Paradise Mall	80	104	80	104
Maritime Square	176	166	176	166
Other properties	104	100	104	100
	817	807	817	807
Management income	73	60	73	60
Property agency income	1	-	-	-
	891	867	890	867

4 Operating expenses before depreciation

Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

Included in other expenses are the following charges:

The Group and The Company

in HK$ million	2001	2000
Auditors' remuneration		
- audit services	3	2
- other services	1	1
Operating lease expenses:		
Office buildings and staff quarters	15	19
Less: Amount capitalised	10	13
	5	6

5 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

The aggregate emoluments of the Members of the Board and the Executive Directorate *of the Company disclosed* pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

The Group and The Company

in HK$ million	2001	2000
Fees	2	1
Salaries, allowances and benefits-in-kind	33	33
Retirement scheme contributions	4	4
	39	38

Included in salaries, allowances and benefits-in-kind are realised gains on exercise of share options amounting to HK$1 million *(2000: Nil)* in respect of certain Members of the Executive Directorate. Details of the share option granted to the Executive Directorate are disclosed in note 5C. Allowances and benefits-in-kind also include housing, medical and education allowances.

Non-executive directors are appointed on terms of either one or two years except the Government directors whose appointments are subject to the provisions of section 8 of the Mass Transit Railway Ordinance.

5 Remuneration of Members of the Board and the Executive Directorate
(continued)

The gross emoluments of the Members of the Board and the Members of the Executive Directorate were within the following bands:

Emoluments	2001 Number	2000 Number
HK$0 – HK$250,000	9	9
HK$4,500,001–HK$5,000,000	5	6
HK$5,000,001–HK$5,500,000	1	–
HK$7,500,001–HK$8,000,000	1	1
	16	16

The information shown in the above table includes the five highest paid employees. The independent non-executive directors' emoluments are included in the first remuneration band.

B Loan to a Member of the Executive Directorate
The following loan granted to a member of the Executive Directorate is disclosed pursuant to section 161B of the Hong Kong Companies Ordinance.

The Company operates a Staff Housing Loan Scheme for its staff to facilitate the purchase of their self-occupied principal residence. The loan granted by the Company to Mr. Thomas Ho Hang-kwong under the Scheme has been fully repaid during the year *(outstanding balance as at 31 December 2000: HK$2.2 million)*. The maximum outstanding balance of the loan during the year was HK$2.2 million *(2000: HK$2.6 million)*. This loan carried interest at the prevailing Best Lending Rate less 1.75% per annum and was secured by a first charge on the property. There was no outstanding unpaid interest nor any doubtful debt provision made against this loan as at 31 December 2000 and 2001.

C Share options
Under the Company's Pre-Global Offering Share Option Scheme ("Share Option Scheme") described in note 39, Mr. Jack So Chak-kwong and each of the other members of the Executive Directorate were granted options on 12 September 2000 to acquire 1,599,000 and 1,066,000 shares respectively.

Under the terms of the Share Option Scheme, each member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 40,000 shares in the case of the Chairman and at least 23,000 shares in the case of other members of the Executive Directorate, and (ii) at all times after 26 October 2002, at least 80,000 shares in the case of the Chairman and at least 46,000 shares in the case of other members of the Executive Directorate.

Options exercised and outstanding in respect of each member of the Executive Directorate as at 31 December 2001 are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

6 Profit on property developments

The Group and The Company

in HK$ million	2001	2000
Profit on property developments comprises:		
Transfer from deferred income (Note 15B)	2,110	3,386
Share of surplus from development	1,096	–
Profit recognised from sharing in kind	56	–
Other overhead costs	(14)	(10)
	3,248	3,376

Share of surplus from development comprised proceeds from properties sold, amounting to HK$407 million *(2000: Nil)* and properties held for sale of HK$689 million *(2000: Nil)* recognised in accordance with the terms of the relevant development agreement.

7 Depreciation

The Group and The Company

in HK$ million	2001	2000
Depreciation comprised charges on:		
Railway operations		
– on fixed assets held under finance leases	19	19
– on other railway fixed assets	2,036	1,959
Assets relating to station advertising, kiosk and miscellaneous businesses	97	88
Unallocated corporate assets	26	25
	2,178	2,091

8 Interest and finance charges

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Interest expenses in respect of:				
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	910	1,287	910	1,287
Capital market instruments not wholly repayable within 5 years	861	535	861	535
Obligations under finance leases	64	74	64	74
Finance charges	88	92	88	92
Exchange (gain)/loss	(1)	14	(1)	14
Interest expenses capitalised:				
Tseung Kwan O Extension Project	(661)	(478)	(661)	(478)
Property projects	(144)	(109)	(144)	(109)
Other capital projects	(167)	(158)	(167)	(158)
Assets under construction	(54)	(48)	(54)	(48)
	(1,026)	(793)	(1,026)	(793)
	896	1,209	896	1,209
Interest income in respect of:				
Deposits with financial institutions	(2)	(8)	(3)	(9)
Staff housing loans	(20)	(58)	(20)	(58)
	(22)	(66)	(23)	(67)
	874	1,143	873	1,142

Interest expenses have been capitalised at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 5.4% to 7.5% per annum during the year *(2000: 7.5% to 7.8% per annum)*.

9 Dividends

In prior years, dividends proposed or declared after the balance sheet date in respect of an accounting period were recognised as a liability at the balance sheet date. With effect from 1 January 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date" issued by HKSA, the Company recognises a liability for dividends in the accounting period in which they are declared or proposed and approved by shareholders. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods (note 32).

Dividends paid and proposed during the year comprised:

in HK$ million	2001	2000
Dividend paid		
2000 final dividend of 10 cents *(1999: Nil)* per share approved and paid in 2001	500	-
2001 interim dividend of 14 cents *(2000: Nil)* per share	703	-
	1,203	-
Dividend proposed		
Final dividend proposed after the balance sheet date of 28 cents *(2000: 10 cents)* per share	1,415	500

9 Dividends (continued)

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 37H.

10 Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,284 million *(2000: HK$4,069 million)* and the weighted average number of ordinary shares of 5,015,601,057 in issue during the year *(2000: assuming 5,000,000,000 shares were in issue throughout the year)*.

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,284 million *(2000: HK$4,069 million)* and the weighted average number of ordinary shares of 5,030,188,894 *(2000: 5,004,497,055)* after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme calculated as follows:

	2001	2000
Weighted average number of ordinary shares used in calculating basic earnings per share	5,015,601,057	5,000,000,000
Number of ordinary shares deemed to be issued for no consideration	14,587,837	4,497,055
Weighted average number of shares used for calculating the diluted earnings per share	5,030,188,894	5,004,497,055

11 Taxation

A Profits tax

No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses as at 31 December 2001.

B Deferred tax

Provision for deferred taxation is not required as any potential liability arising from tax depreciation allowances in excess of related depreciation is not expected to crystallise in the foreseeable future.

The major components of unprovided deferred taxation are:

The Group and The Company

in HK$ million	2001	2000
Depreciation allowances		
in excess of related depreciation	5,861	5,428
Future benefit of tax losses	(4,497)	(4,788)
Other timing differences	1,117	1,117
Net deferred tax liabilities	2,481	1,757

No deferred taxation has been provided on the surpluses arising on the revaluation of properties as the disposal of these assets at their carrying value would result in capital gains which are not subject to taxation.

12 Segmental information

The results of major business activities for 2001, with comparative figures for 2000, are summarised below:

The Group

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2001						
Revenue	5,728	973	891	7,592	-	7,592
Less: Operating expenses before depreciation	2,850	197	159	3,206	-	3,206
	2,878	776	732	4,386	-	4,386
Profit on property developments	-	-	-	-	3,248	3,248
Operating profit before depreciation	2,878	776	732	4,386	3,248	7,634
Less: Depreciation	2,053	97	2	2,152	-	2,152
	825	679	730	2,234	3,248	5,482
Unallocated corporate expenses						(353)
Interest and finance charges (net)						(874)
Share of profit of non-controlled subsidiary						29
Profit for the year ended 31 December 2001						4,284
Assets						
Operational assets	64,415	1,207	10,417	76,039	301	76,340
Railway construction in progress	12,873	-	-	12,873	-	12,873
Railway assets under construction	3,024	-	-	3,024	-	3,024
Property development in progress	-	-	-	-	3,361	3,361
Properties held for sale	-	-	-	-	689	689
	80,312	1,207	10,417	91,936	4,351	96,287
Interest in non-controlled subsidiary						51
Unallocated assets						1,790
Total assets						98,128
Liabilities						
Segmented liabilities	3,619	164	359	4,142	141	4,283
Deferred income	-	-	-	-	8,411	8,411
	3,619	164	359	4,142	8,552	12,694
Unallocated liabilities						31,385
Total liabilities						44,079
Other information						
Capital expenditure on:						
Operational assets	1,447	581	196			
Railway construction in progress	3,679					
Railway assets under construction	754					
Property development in progress					789	
Non-cash expenses other than depreciation	6	1	3			

12 Segmental information (continued)

The Group

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2000						
Revenue	5,715	995	867	7,577	-	7,577
Less: Operating expenses before depreciation	2,997	185	142	3,324	-	3,324
	2,718	810	725	4,253	-	4,253
Profit on property developments	-	-	-	-	3,376	3,376
Operating profit before depreciation	2,718	810	725	4,253	3,376	7,629
Less: Depreciation	1,976	88	2	2,066	-	2,066
	742	722	723	2,187	3,376	5,563
Unallocated corporate expenses						(364)
Interest and finance charges (net)						(1,143)
Share of profit of non-controlled subsidiary						13
Profit for the year ended 31 December 2000						4,069
Assets						
Operational assets	62,578	1,204	10,229	74,011	-	74,011
Railway construction in progress	9,194	-	-	9,194	-	9,194
Railway assets under construction	4,378	-	-	4,378	-	4,378
Property development in progress	-	-	-	-	2,699	2,699
	76,150	1,204	10,229	87,583	2,699	90,282
Interest in non-controlled subsidiary						26
Unallocated assets						2,257
Total assets						92,565
Liabilities						
Segmented liabilities	3,907	166	312	4,385	228	4,613
Deferred income	-	-	-	-	10,403	10,403
	3,907	166	312	4,385	10,631	15,016
Unallocated liabilities						27,194
Total liabilities						42,210
Other Information						
Capital expenditure on:						
Operational assets	1,124	217	62			
Railway construction in progress	4,198					
Railway assets under construction	1,006					
Property development in progress					1,113	
Non-cash expenses other than depreciation	62	4	-			

No geographical analysis is shown as all the principal activities of the Company and its subsidiaries are carried out in Hong Kong.

12 Segmental information (continued)

The Company

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2001						
Revenue	5,728	969	890	7,587	-	7,587
Less: Operating expenses before depreciation	2,865	185	159	3,209	-	3,209
	2,863	784	731	4,378	-	4,378
Profit on property developments	-	-	-	-	3,248	3,248
Operating profit before depreciation	2,863	784	731	4,378	3,248	7,626
Less: Depreciation	2,053	97	2	2,152	-	2,152
	810	687	729	2,226	3,248	5,474
Unallocated corporate expenses						(353)
Interest and finance charges (net)						(873)
Profit for the year ended 31 December 2001						4,248
Assets						
Operational assets	64,425	1,102	10,416	75,943	301	76,244
Railway construction in progress	12,873	-	-	12,873	-	12,873
Railway assets under construction	3,024	-	-	3,024	-	3,024
Property development in progress	-	-	-	-	3,361	3,361
Properties held for sale	-	-	-	-	689	689
	80,322	1,102	10,416	91,840	4,351	96,191
Investments in subsidiaries						49
Unallocated assets						1,820
Total assets						98,060
Liabilities						
Segmented liabilities	3,618	160	359	4,137	141	4,278
Deferred income	-	-	-	-	8,411	8,411
	3,618	160	359	4,137	8,552	12,689
Unallocated liabilities						31,385
Total liabilities						44,074
Other Information						
Capital expenditure on:						
Operational assets	1,447	581	196			
Railway construction in progress	3,679					
Railway assets under construction	754					
Property development in progress					789	
Non-cash expenses other than depreciation	6	1	3			

12 Segmental information (continued)

The Company

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2000						
Revenue	5,715	991	867	7,573	-	7,573
Less: Operating expenses before depreciation	3,007	173	142	3,322	-	3,322
	2,708	818	725	4,251	-	4,251
Profit on property developments	-	-	-	-	3,376	3,376
Operating profit before depreciation	2,708	818	725	4,251	3,376	7,627
Less: Depreciation	1,976	88	2	2,066	-	2,066
	732	730	723	2,185	3,376	5,561
Unallocated corporate expenses						(364)
Interest and finance charges (net)						(1,142)
Profit for the year ended 31 December 2000						4,055
Assets						
Operational assets	62,591	1,125	10,229	73,945	-	73,945
Railway construction in progress	9,194	-	-	9,194	-	9,194
Railway assets under construction	4,378	-	-	4,378	-	4,378
Property development in progress	-	-	-	-	2,699	2,699
	76,163	1,125	10,229	87,517	2,699	90,216
Investments in subsidiaries						53
Unallocated assets						2,257
Total assets						92,526
Liabilities						
Segmented liabilities	3,914	147	312	4,373	228	4,601
Deferred income	-	-	-	-	10,403	10,403
	3,914	147	312	4,373	10,631	15,004
Unallocated liabilities						27,194
Total liabilities						42,198
Other information						
Capital expenditure on:						
Operational assets	1,124	217	62			
Railway construction in progress	4,198					
Railway assets under construction	1,006					
Property development in progress					1,113	
Non-cash expenses other than depreciation	62	4	-			

No geographical analysis is shown as all the principal activities of the Company are carried out in Hong Kong.

13 Fixed assets

The Group and The Company

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2001	10,151	1,649	34,802	40,757	4,378	91,737
Additions	195	-	-	34	2,749	2,978
Disposals/Write-offs	-	-	(2)	(64)	(16)	(82)
Surplus/(Deficit) on revaluation (Note 32)	17	(46)	-	-	-	(29)
Reclassification	-	-	40	(45)	5	-
Quarry Bay Congestion Relief Works commissioned	-	-	1,330	1,304	(2,634)	-
Other assets commissioned	-	-	21	1,437	(1,458)	-
At 31 December 2001	10,363	1,603	36,191	43,423	3,024	94,604
At Cost	-	581	36,191	43,423	3,024	83,219
At 31 December 2001 Valuation	10,363	1,022	-	-	-	11,385
Aggregate depreciation						
At 1 January 2001	-	62	1,640	11,560	-	13,262
Charge for the year	-	34	330	1,814	-	2,178
Written back on disposal	-	-	(1)	(55)	-	(56)
Written back on revaluation (Note 32)	-	(23)	-	-	-	(23)
At 31 December 2001	-	73	1,969	13,319	-	15,361
Net book value at 31 December 2001	10,363	1,530	34,222	30,104	3,024	79,243
Net book value at 31 December 2000	10,151	1,587	33,162	29,197	4,378	78,475

Notes:

A The remaining lease periods in respect of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

The Group and The Company

	Investment properties		Leasehold land and buildings: Leasehold land for railway depots		Leasehold land and buildings: Office land and buildings	
in HK$ million	2001	2000	2001	2000	2001	2000
Cost or valuation						
Over 50 years	1,522	1,534	193	193	16	17
10 to 50 years	8,841	8,617	388	388	1,006	1,051
	10,363	10,151	581	581	1,022	1,068

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 30 June 2047, which has been extended to 29 June 2050. It is assumed that the lease will be renewed and that the operation of the railway will *continue after 2050.*

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

13 Fixed assets (continued)

C *All the investment properties of the Group were* revalued at 31 December 2001 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value. The majority of the valuations are based on capitalisation of the net income receivable at an appropriate capitalisation rate, taking into account the reversionary income potential. The net revaluation surplus of *HK$17 million (2000: HK$1,233 million)* arising from the revaluation has been transferred to the investment property revaluation reserve (note 32).

D All self-occupied office land and buildings were revalued at 31 December 2001 by DTZ Debenham Tie Leung, *Chartered Surveyors, at open market value on* an existing use basis. The net revaluation deficit of *HK$23 million (2000: HK$75 million) arising from the* revaluation has been transferred to the fixed asset *revaluation reserve to offset against prior period* revaluation surpluses (note 32).

The carrying amount of the office land and buildings at 31 December 2001 would have been HK$1,281 million *(2000: HK$1,309 million)* had the office land and buildings been stated at cost less accumulated depreciation.

E Fixed assets include the following assets held under agreements which are treated as finance leases:

The Group and The Company

in HK$ million	Cost 2001	Aggregate depreciation 2001	Net book value 2001	Net book value 2000
Civil works				
– Eastern Harbour Crossing	1,254	211	1,043	1,062

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the end of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be *vested in the Government* which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the *Government pursuant to* which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong *Tunnel Company Limited in* respect of the Eastern Harbour Crossing are dealt with in these accounts as payments *under a finance lease.*

F *The Group leases out investment properties* and station kiosks under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms will be renegotiated. *Lease payments are usually adjusted* annually to reflect market rentals. Certain leases carry *additional rental based on turnover.*

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$10,363 million *(2000: HK$10,151 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$208 million *(2000: HK$163 million)* and the related accumulated depreciation charges were HK$45 million *(2000: HK$36 million)*.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	2001	2000
Within 1 year	842	669
After 1 year but within 5 years	1,408	931
Later than 5 years	226	273
	2,476	1,873

14 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan 2001	Expenditure during the year	Balance at 31 Dec 2001
Tseung Kwan O Extension Project			
Main contracts			
– Civil works	4,465	1,401	5,866
– Plant and equipment	1,131	1,228	2,359
– Works entrusted to Government	367	11	378
Associated construction costs			
– Site investigation	74	–	74
– Rental of work sites	148	36	184
Overheads			
– Consultancy fees	771	30	801
– Staff costs and general expenses	1,444	298	1,742
Finance costs	768	661	1,429
	9,168	3,665	12,833
Tseung Kwan O Extension Further Capital Works Project			
Construction costs	1	–	1
Consultancy fees	15	7	22
Staff costs and general expenses	9	5	14
Finance costs	1	2	3
	26	14	40
Total	9,194	3,679	12,873

15 Property development in progress and deferred income

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at full market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Despite having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

15 Property development in progress and deferred income (continued)

Costs of foundation and site enabling works incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 15B). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. It is expected that the majority of deferred income will be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The TKE Project Agreement entered into between the Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects"). The basis of accounting for development costs incurred by the Company and payments received by the Company related thereto is consistent with that for the property developments along the Airport Railway ("Airport Railway Property Projects").

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	*Expenditure*	Offset against payments received from developers (Note 15B)	Transferred out on project completion	Balance at 31 Dec
2001					
Airport Railway Property Projects	634	51	(102)	-	583
Tseung Kwan O Extension and other property projects	2,065	738	(25)	-	2,778
	2,699	789	(127)	-	3,361
2000					
Airport Railway Property Projects	1,842	159	(1,322)	(45)	634
Tseung Kwan O Extension and other property projects	1,126	954	(15)	-	2,065
	2,968	1,113	(1,337)	(45)	2,699

15 Property development in progress and deferred income *(continued)*

B Deferred income

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (Note 15A)	Amount recognised as profit (Note 6)	Balance at 31 Dec
2001					
Airport Railway Property Projects	10,388	225	(102)	(2,110)	8,401
Tseung Kwan O Extension and other property projects	15	20	(25)	-	10
	10,403	245	(127)	(2,110)	8,411
2000					
Airport Railway Property Projects	13,776	1,320	(1,322)	(3,386)	10,388
Tseung Kwan O Extension and other property projects	-	30	(15)	-	15
	13,776	1,350	(1,337)	(3,386)	10,403

C Stakeholding funds

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	2001	2000
Balance as at 1 January	4,011	4,304
Stakeholding funds received and receivable	11,482	8,736
Add: Interest earned thereon	137	225
	15,630	13,265
Disbursements during the year	(9,944)	(9,254)
Balance as at 31 December	5,686	4,011
Represented by:		
Balances in designated bank accounts as at 31 December	5,684	4,009
Retention receivable	2	2
	5,686	4,011

16 Deferred expenditure

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure/ (Amortisation) during the year	*Recovered* from proceeds on sale of shares	Balance at 31 Dec
2001				
Deferred finance charges	149	(16)	-	133
Expenditure on proposed capital projects				
– Penny's Bay Rail Link	21	47	-	68
– North Island Link	17	60	-	77
– Shatin Central Link	-	42	-	42
– Cable Car Project	-	6	-	6
	187	139	-	326
2000				
Deferred finance charges	114	35	-	149
Expenditure on proposed capital projects				
– Penny's Bay Rail Link	4	17	-	21
– North Island Link	-	17	-	17
Initial public offering expenses	20	62	(82)	-
	138	131	(82)	187

Expenditure incurred in 2001 in respect of the Shatin Central Link and the Cable Car Project relates mainly to design works incurred in preparing for the tenders of these projects. These works will be capitalised as construction costs if the projects are awarded to the Company and are therefore regarded as deferred expenditure. The costs will be written off to the profit and loss account if the tenders are unsuccessful.

Initial public offering expenses comprise legal and professional costs incurred in preparing for the partial privatisation of the Company. These costs were recovered from Government from the proceeds of the offering following the successful listing of the Company's shares in *October 2000.*

17 Interest in non-controlled subsidiary

The Group and the Company had the following interest in a non-controlled subsidiary at 31 December 2001:

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Unlisted shares, *at cost*	-	-	24	28
Share of net assets	51	26	-	-
	51	26	24	28

Name of company	Authorised share capital	Issued ordinary share capital	Interest in equity shares	Place of incorporation	Activities
Octopus Cards Limited (Formerly Creative Star Limited)	HK$60,000,000	HK$42,000,000	57.4%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited, Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited, to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting *rights at board meetings. The shareholders have agreed to* provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority to become a *deposit-taking* company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only. In connection with the application, the Company and the other shareholders of OCL injected HK$28 million and HK$42 million in the form of subordinated loan and share capital respectively into OCL on 18 April 2000 in order to fulfill the capital requirements pursuant to the Banking Ordinance. The contributions were made in proportion to each shareholder's interest in the shares of OCL.

On 17 January 2001, the Company entered into a new *Shareholders' Agreement with the other shareholders of* OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company. The profit arising from this disposal excluding the deferred consideration amounted to HK$12 million and has been included in other revenue. On 17 October 2001, OCL repaid half, or HK$9.5 million of the Company's subordinated loans granted to OCL in connection with the above mentioned application to become a DTC.

During the year ended 31 December 2001, a total amount of HK$44 million *(2000: HK$43 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, *load agent fees amounting to HK$12 million (2000: HK$11 million)* were received from OCL in respect of services and facilities provided by the Company at various MTR stations to enable customers to add value to the Octopus cards.

In addition, services fees amounting to HK$2 million *(2000: HK$4 million)* were received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

17 Interest in non-controlled subsidiary (continued)

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account

Year ended 31 December *in HK$ million*	2001 (Audited)	2000 (Audited)
Turnover	152	120
Other operating income	42	18
	194	138
Staff costs	(51)	(43)
Load agent fees	(21)	(19)
Other expenses	(46)	(33)
Operating profit before depreciation	76	43
Depreciation	(55)	(48)
Operating profit/(loss) before interest and finance charges	21	(5)
Net interest income	29	24
Profit before taxation	50	19
Taxation	-	-
Profit for the year	50	19
Group's share of profit	29	13

Balance sheet

At 31 December *in HK$ million*	2001 (Audited)	2000 (Audited)
Assets		
Fixed assets	333	361
Investments	452	349
Cash at banks and in hand	183	148
Other assets	79	76
	1,047	934
Liabilities		
Card floats and card deposits due to cardholders	(899)	(788)
Amounts due to shareholders	(18)	(44)
Other liabilities	(28)	(36)
Shareholders' loans	(14)	(28)
	(959)	(896)
Net assets	88	38
Shareholders' funds		
Share capital	42	42
Retained profits/(Accumulated losses)	46	(4)
	88	38
Group's share of net assets	51	26

18 Investments in subsidiaries

The Company

in HK$ million	2001	2000
Unlisted shares, *at cost*	52	56
Less: Impairment losses	3	3
	49	53

Details of principal subsidiaries as at 31 December 2001, other than the non-controlled subsidiary the relevant details of which are disclosed in note 17, are as follows:

Name of company	Authorised share capital	Issued ordinary share capital	Interest in equity shares	Place of incorporation and operation	Activities
MTR Engineering Services Limited	HK$10,000	HK$1,000	100%	Hong Kong	Engineering consultancy services
MTR Travel Limited	HK$2,500,000	HK$2,500,000	100%	Hong Kong	Travel services
Fasttrack Insurance Limited	HK$100,000,000	HK$25,000,000	100%	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Ltd.	US$50,000	US$1,000	100%	Cayman Islands	Finance
MTR Property Agency Co. Limited	HK$10,000	HK$2	100%	Hong Kong	Property agency

Full provision against the cost of investment in MTR Engineering Services Limited and MTR Travel Limited has been made in the Company's accounts.

Fasttrack Insurance Limited ("FIL"), a wholly-owned subsidiary incorporated in Bermuda, operates as the Group's captive insurance company to obtain better direct access to the international reinsurance market and to contain insurance premium payments at a favourable level. FIL commenced operation on 30 November 1997 upon the placing with it of the Group's principal insurance cover for its railway assets and revenue. FIL retains the primary level of insurance cover and places the excess and catastrophe cover in the international reinsurance market.

No dividend has been paid or is payable to the Company by the subsidiaries for the year up to 31 December 2001.

19 Staff housing loans

The Group and The Company

in HK$ million	Balance at 1 Jan	New loans drawndown	Redemption	Repayment	Reduction in provision	Balance at 31 Dec
2001						
Housing loans receivable	638	3	(487)	(26)	-	128
Less: General provision	3	-	-	-	(2)	1
	635	3	(487)	(26)	2	127
2000						
Housing loans receivable	797	160	(269)	(50)	-	638
Less: General provision	4	-	-	-	(1)	3
	793	160	(269)	(50)	1	635

19 Staff housing loans (continued)

The Group and The Company

in HK$ million	2001	2000
Amount receivable:		
– within 1 year	12	47
– after 1 year	115	588
	127	635

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

20 Properties held for sale

The Group and The Company

in HK$ million	2001	2000
Properties held for sale, *at cost*	689	–

The properties held for sale at 31 December 2001, comprising residential units and retail and car parking spaces at the Olympic Station development, are properties received by the Company as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realisable value *upon receipt* (note 1I(vii)), or their net realisable value at the balance sheet date. Net realisable value represents the estimated *selling price less costs to be incurred in selling* the properties. There is no significant difference between the net realisable value as at the time of receipt and as at 31 December 2001. The net realisable value as at 31 December 2001 is determined by reference to an open *market valuation of the properties as at that* date undertaken by DTZ Debenham Tie Leung, Chartered Surveyors.

21 Stores and spares

The Group and The Company

in HK$ million	2001	2000
Stores and spares expected to be consumed:		
– within 1 year	138	164
– after 1 year	130	119
	268	283
Less: Provision for obsolete stock	7	8
	261	275

Stores and spares expected to be consumed after 1 year *comprise mainly* contingency spares and stocks kept to meet cyclical maintenance requirements.

22 Debtors, deposits and payments in advance

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:				
– Airport Railway Project	–	1	–	1
– Tseung Kwan O Extension Project	21	14	21	14
– Railway operations and other projects	809	661	816	670
	830	676	837	685

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are *billed monthly* with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in *accordance with the respective terms of the agreements.*

(iii) Debtors in relation to capital works entrusted to the Group, subject to any agreed retentions, are due within *21 days upon the certification of work in progress.*

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

22 Debtors, deposits and payments in advance (continued)

The ageing analysis of debtors included above is as follows:

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Amount not yet due	698	533	697	532
Overdue by 30 days	65	78	65	78
Overdue by 60 days	9	6	9	6
Overdue by 90 days	3	3	3	3
Overdue by more than 90 days	16	29	16	34
Total debtors	791	649	790	653
Deposits and payments in advance	39	27	47	32
	830	676	837	685

23 Amounts due from the Government and other related parties

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Amounts due from:				
– the Government	78	191	78	191
– the Housing Authority	65	24	65	24
– the Kowloon-Canton Railway Corporation ("KCRC")	3	2	3	2
– non-controlled subsidiary	6	7	6	7
– other subsidiaries of the Company *(net of provision for losses)*	–	–	30	–
	152	224	182	224

The amount due from the Government relates to outstanding payments and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project. The entrustment arrangement enabled early possession of a site by the Group to facilitate railway construction.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations *between the MTR and KCRC systems.*

As at *31 December 2001, the contract retentions* on the above entrusted works due for release after one year were HK$16 million *(2000: HK$13 million)*. All other amounts due from the Government and other related parties were expected to be received within 12 months.

24 Cash at banks and in hand

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Deposits with financial institutions	180	119	78	46
Cash at banks and in hand	35	55	34	53
	215	174	112	99

25 Loans and obligations under finance leases

A By type

The Group

in HK$ million	Balance at year end closing rate 2001	Exchange (gain)/loss on related forward exchange contracts 2001	Balance 2001	Balance 2000
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	2,340	(16)	2,324	2,324
US dollar Global notes due 2009	5,849	(15)	5,834	5,835
US dollar Global notes due 2010	4,679	-	4,679	4,679
Debt issuance programme notes due 2005	195	-	195	195
Samurai yen bonds (4th Series) due 2001	-	-	-	1,121
	13,063	(31)	13,032	14,154
Unlisted:				
Debt issuance programme notes due 2001 to 2018	7,538	(4)	7,534	5,090
HK dollar note issuance programme notes due 2001 to 2003	500	-	500	1,500
HK dollar notes due 2004 to 2008	2,350	-	2,350	-
	10,388	(4)	10,384	6,590
Total capital market instruments	23,451	(35)	23,416	20,744
Bank loans and overdrafts	7,159	60	7,219	5,576
	30,610	25	30,635	26,320
Obligations under finance leases (Note 25C)	750	-	750	883
Total	31,360	25	31,385	27,203

25 Loans and obligations under finance leases (continued)

The Company

in HK$ million	Balance at year end closing rate 2001	Exchange (gain)/loss on related forward exchange contracts 2001	Balance 2001	Balance 2000
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	2,340	(16)	2,324	2,324
US dollar Global notes due 2009	5,849	(15)	5,834	5,835
US dollar Global notes due 2010	4,679	-	4,679	4,679
Debt issuance programme notes due 2005	195	-	195	195
Samurai yen bonds (4th Series) due 2001	-	-	-	1,121
	13,063	(31)	13,032	14,154
Unlisted:				
Debt issuance programme notes due 2001 to 2018	4,888	(4)	4,884	5,090
HK dollar note issuance programme notes due 2001 to 2003	500	-	500	1,500
	5,388	(4)	5,384	6,590
Total capital market instruments	18,451	(35)	18,416	20,744
Bank loans and overdrafts	7,159	60	7,219	5,576
	25,610	25	25,635	26,320
Obligations under finance leases (Note 25C)	750	-	750	883
Total	26,360	25	26,385	27,203

As at 31 December 2001, the Group had available undrawn committed bank loan facilities amounting to HK$5,495 million *(2000: HK$13,761 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$11,841 million *(2000: HK$20,634 million)*, comprising a multi-currency medium-term note programme, a HK dollar note issuance programme and short-term bank loan facilities.

Samurai yen bonds totalling HK$1,121 million *(2000: Nil)* were redeemed during the year.

25 Loans and obligations under finance leases (continued)

B By repayment terms

The Group

in HK$ million	Capital market instruments 2001	Bank loans and overdrafts 2001	Obligations under finance leases 2001	Total 2001	Total 2000
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	11,483	772	141	12,396	11,254
Amounts repayable within a period of between 2 and 5 years	7,683	5,567	364	13,614	9,059
Amounts repayable within a period between 1 and 2 years	4,250	419	103	4,772	2,842
Amounts repayable within 1 year	–	18	142	160	3,117
	23,416	6,776	750	30,942	26,272
Bank overdrafts	–	49	–	49	44
Short-term loans	–	394	–	394	887
	23,416	7,219	750	31,385	27,203

The Company

in HK$ million	Capital market instruments 2001	Bank loans and overdrafts 2001	Obligations under finance leases 2001	Total 2001	Total 2000
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	10,983	772	141	11,896	11,254
Amounts repayable within a period of between 2 and 5 years	3,683	5,567	364	9,614	9,059
Amounts repayable within a period between 1 and 2 years	3,750	419	103	4,272	2,842
Amounts repayable within 1 year	–	18	142	160	3,117
	18,416	6,776	750	25,942	26,272
Bank overdrafts	–	49	–	49	44
Short-term loans	–	394	–	394	887
	18,416	7,219	750	26,385	27,203

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

25 Loans and obligations under finance leases *(continued)*

C Obligations under finance leases

As at 31 December 2001, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments 2001	Interest expense relating to future periods 2001	Total minimum lease payments 2001	Present value of the minimum lease payments 2000	Interest expense relating to future periods 2000	Total minimum lease payments 2000
Amounts repayable beyond 5 years	141	9	150	272	28	300
Amounts repayable within a period of between 2 and 5 years	364	86	450	336	114	450
Amounts repayable within a period of between 1 and 2 years	103	47	150	142	58	200
Amounts repayable within 1 year	142	58	200	133	67	200
	750	200	950	883	267	1,150

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the management agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 13E).

D Bonds and notes issued

Bonds and notes issued during the year ended 31 December 2000 and 2001 comprise:

The Group

in HK$ million	Amount issued 2001	Net consideration received 2001	Amount issued 2000	Net consideration received 2000
US dollar global notes	–	–	4,679	4,618
Debt issuance programme notes	2,650	2,648	700	698
HK dollar notes	2,350	2,347	–	–
	5,000	4,995	5,379	5,316

The Company

in HK$ million	Amount issued 2001	Net consideration received 2001	Amount issued 2000	Net consideration received 2000
US dollar global notes	–	–	4,679	4,618
Debt issuance programme notes	–	–	700	698
	–	–	5,379	5,316

25 Loans and obligations under finance leases (continued)

The notes issued in 2001 were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company, are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

The notes issued in 2000 were issued by the Company and are unsecured and rank pari passu with all other unsecured and unsubordinated obligations of the Company. The net proceeds from the issues were used for general working capital, refinancing or other corporate purposes.

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2001 and 2000.

F Interest rates

The total borrowings, excluding obligations under finance leases, of HK$30,635 million *(2000: HK$26,320 million)* comprise:

The Group

	Loan amount HK$ million 2001	Interest rate % p.a. 2001	Loan amount HK$ million *2000*	Interest rate % p.a. *2000*
Fixed rate loans and loans swapped to fixed rates	15,901	4.5 – 8.4	17,588	6.5 – 8.4
Variable rate loans and loans swapped from fixed rate	14,734	(Note)	8,732	(Note)
	30,635		26,320	

The Company

	Loan amount HK$ million 2001	Interest rate % p.a. 2001	Loan amount HK$ million 2000	Interest rate % p.a. 2000
Fixed rate loans and loans swapped to fixed rates	11,151	4.5 – 8.4	17,588	6.5 – 8.4
Variable rate loans and loans swapped from fixed rate	14,484	(Note)	8,732	(Note)
	25,635		26,320	

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

26 Off-balance sheet financial instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group's liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at *31 December 2001 are as follows:*

The Group and The Company

Notional amount *in HK$ million*	2001 Maturing in: Less than 2 years	2001 Maturing in: 2-5 years	2001 Maturing in: Over 5 years	2001 Total	2000 Total
Foreign exchange forwards	306	206	22	534	833
Cross currency and interest rate swaps	2,084	3,397	2,807	8,288	11,148
Interest rate swaps and options	4,200	4,650	2,060	10,910	11,530
	6,590	8,253	4,889	19,732	23,511

There are four main categories *of risk related to using* derivative instruments, namely market risk, credit risk, operational risk and legal risk. *Since the Group employs* derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group *further monitors* its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by *any counter-party.*

The Group has internal control measures to safeguard compliance with policies and procedures to minimise operational risk. Standardised or master agreements are used whenever practicable to reduce legal risk and credit exposure.

27 Creditors, accrued charges and provisions

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Creditors, accrued charges and provisions relate to:				
– Airport Railway Project	335	415	335	415
– Tseung Kwan O Extension Project	479	493	479	493
– Property Projects	75	159	75	159
– Railway operations and other projects	2,117	2,222	2,081	2,210
	3,006	3,289	2,970	3,277

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

27 Creditors, accrued charges and provisions (continued)

The analysis of creditors included above by due dates is as follows:

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Due within 30 days or on demand	595	801	578	799
Due after 30 days but within 60 days	1,106	1,147	1,092	1,146
Due after 60 days but within 90 days	44	178	43	178
Due after 90 days	971	901	967	892
	2,716	3,027	2,680	3,015
Rental and other refundable deposits	290	262	290	262
Total	3,006	3,289	2,970	3,277

Creditors, accrued charges and provisions in respect of the Airport Railway Project include provisions for claims on completed contracts, which were capitalised as part of the railway assets upon commissioning of the Tung Chung and Airport Express Lines in 1998. Most of the claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions.

As at 31 December 2001, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$368 million *(2000: HK$216 million)* included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

28 Contract retentions

The Group and The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2001			
Airport Railway Project	-	32	32
Tseung Kwan O Extension Project	201	225	426
Property Projects	32	34	66
Railway operations and other projects	142	132	274
	375	423	798
2000			
Airport Railway Project	-	61	61
Tseung Kwan O Extension Project	376	6	382
Property Projects	67	2	69
Railway operations and other projects	138	167	305
	581	236	817

29 Amounts due to the Government and other related parties

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

in HK$ million	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Amounts due to:				
– the Government	282	303	282	303
– the Airport Authority	119	119	119	119
– *the Company's subsidiaries*	-	-	5,031	-
	401	422	5,432	422

As at 31 December 2001, all amounts *(2000: HK$422 million)* due to the Government and Airport Authority and HK$31 million *(2000: Nil)* due to the subsidiaries are expected to be settled within one year.

30 Deferred liabilities

The Group and The Company

in HK$ million	2001	2000
Estate management funds		
– Refundable deposits on managed properties	31	28
– Building maintenance and asset replacement reserve funds	47	48
	78	76

31 Share capital, share premium and capital reserve

in HK$ million	2001	2000
Authorised: 6,500,000,000 shares of HK$1.00 each	6,500	6,500
Issued and fully paid: 5,055,229,742 shares *(2000: 5,000,000,000 shares)* of HK$1.00 each	5,055	5,000
Share premium	564	-
Capital reserve	27,188	27,188
	32,807	32,188

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

	Number of shares	Option/ scrip price HK$	Proceeds credited to Share capital account HK$ million	Proceeds credited to Share premium account HK$ million
Employee share options exercised	2,098,000	8.44	2	16
Issued as 2000 final scrip dividends	18,235,023	13.71	18	232
Issued as 2001 interim scrip dividends	34,896,719	10.06	35	316
	55,229,742		55	564

31 Share capital, share premium and capital reserve (continued)

Outstanding share options under the Pre-Global Offering Share Option Scheme as at 31 December 2001 are disclosed in note 39.

32 Other reserves

The Group

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2001				
Balance as at 1 January 2001 as previously stated	6,501	139	11,027	17,667
Change in accounting policy with respect to dividends (Note 9)	-	-	500	500
Balance as at 1 January 2001 (as restated)	6,501	139	11,527	18,167
Dividends paid	-	-	(1,203)	(1,203)
Surplus/(Deficit) on revaluations	17	(23)	-	(6)
Profit for the year	-	-	4,284	4,284
Balance as at 31 December 2001	6,518	116	14,608	21,242
2000				
Balance as at 1 January 2000	5,268	214	7,458	12,940
Surplus/(Deficit) on revaluations	1,233	(75)	-	1,158
Profit for the year	-	-	4,069	4,069
Balance as at 31 December 2000 (as restated)	6,501	139	11,527	18,167

The Company

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2001				
Balance as at 1 January 2001 as previously stated	6,501	139	11,000	17,640
Change in accounting policy with respect to dividends (Note 9)	-	-	500	500
Balance as at 1 January 2001 (as restated)	6,501	139	11,500	18,140
Dividends paid	-	-	(1,203)	(1,203)
Surplus/(Deficit) on revaluations	17	(23)	-	(6)
Profit for the year	-	-	4,248	4,248
Balance as at 31 December 2001	6,518	116	14,545	21,179
2000				
Balance as at 1 January 2000	5,268	214	7,445	12,927
Surplus/(Deficit) on revaluations	1,233	(75)	-	1,158
Profit for the year	-	-	4,055	4,055
Balance as at 31 December 2000 (as restated)	6,501	139	11,500	18,140

32 Other reserves (continued)

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realised profits. As at 31 December 2001, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$14,545 million *(2000: HK$11,500 million, as restated)*.

Included in the Group's retained profits as at 31 December 2001 is an amount of HK$27 million *(2000: Nil)*, being the retained profits attributable to the non-controlled subsidiary.

33 Consolidated cash flow statement analysis

A Reconciliation of operating profit to net cash inflow from operating activities:

in HK$ million	2001	2000
Operating profit from railway and related operations before depreciation	4,059	3,914
Decrease in provision for staff housing loans	(2)	(1)
Loss on disposal of fixed assets	6	62
Gain on disposal of investment in non-controlled subsidiary	(12)	-
(Gain)/Loss on exchange translation	(4)	10
Decrease/(Increase) in debtors, deposits and payments in advance	82	(37)
Decrease in stores and spares	14	15
Increase/(Decrease) in creditors, accrued charges and provisions	12	(178)
Reimbursement of initial public offering expenses	-	20
Staff separation payments	-	(49)
Net cash inflow from operating activities	4,155	3,756

B Analysis of changes in financing during the year:

in HK$ million	Share capital	Share premium	Capital reserve	Loans and finance lease obligations	Deferred liabilities	Total
2001						
Balance as at 1 January	5,000	-	27,188	27,159	76	59,423
Cash inflow from financing	2	16	-	4,177	(2)	4,193
Issued scrip dividends	53	548	-	-	-	601
Interest capitalised	-	-	-	-	4	4
Balance as at 31 December	5,055	564	27,188	31,336	78	64,221
2000						
Balance as at 1 January	32,188	-	-	23,142	70	55,400
Transfer to capital reserve (Note 31)	(27,188)	-	27,188	-	-	-
Cash inflow from financing	-	-	-	4,003	3	4,006
Unrealised exchange loss	-	-	-	14	-	14
Interest capitalised	-	-	-	-	3	3
Balance as at 31 December	5,000	-	27,188	27,159	76	59,423

34 Retirement Schemes

The Company operates an occupational retirement scheme being the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme being the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements. These trusts ensure that the assets are kept separate from those of the Company.

A Retirement Scheme

The Retirement Scheme was established under trust at the beginning of 1977. The Scheme contains both defined benefit and defined contribution elements. The Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving services to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the Defined Contribution Benefit Section or, commencing 1 December 2000, the MPF Scheme.

(a) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged to the profit and loss account accordingly. At 31 December 2001, the total membership was 6,715 *(2000: 6,957)*. In 2001, members contributed HK$78 million *(2000: HK$82 million)* and the Company contributed HK$267 million *(2000: HK$278 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2001 was HK$3,726 million *(2000: HK$3,851 million)*.

(b) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2001, the total membership under the section was 368 *(2000: 234)*. In 2001, total members' contributions were HK$4.4 million *(2000: HK$2.4 million)* and the total contribution from the Company was HK$9.1 million *(2000: HK$4.9 million)*. The net asset value as at 31 December 2001 was HK$19.7 million *(2000: HK$8.2 million)*.

According to the terms of the trust deed, forfeitures are transferred to a reserve account to be utilised at the discretion of the Company.

(c) Actuarial valuations

Actuarial valuations are carried out annually. A full actuarial valuation of the Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2001 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using an attained age method. The principal actuarial assumptions used were a long-term rate of investment return net of salary increases of 2% *(2000: 2%)* per annum, together with appropriate allowances for expected rates of mortality, turnover and retirements and an adjustment for salary increases expected over the short term. The actuary was able to confirm that, at the valuation date:

(i) the Scheme was solvent, with assets more than adequate to cover the aggregate value of members' vested benefits had all members left the Scheme; and

(ii) the value of the Scheme's assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

34 Retirement Schemes (continued)

B Retention Bonus Scheme

The Retention Bonus Scheme ("RBS") was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service upto 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2001, there were 692 members *(2000: 758)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2001, the Company's contributions amounted to HK$3 million *(2000: HK$15 million)*. The net asset value of the RBS as at 31 December 2001 was HK$45 million *(2000: HK$49 million)*.

Actuarial valuations of the RBS are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2001 by Towers, Perrin, Forster & Crosby, Inc. using an attained age method. The principal actuarial assumptions used were a weighted rate of investment return net of estimated rates of salary increases, of approximately 0% *(2000: 0%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary was able to confirm that, at the valuation date:

(i) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(ii) the value of the RBS assets, together with the future contributions recommended by the actuary and adopted by the Board of Directors, will be sufficient to meet the accruing liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered under the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2001, the total number of employees of the Company participating in the MPF Scheme was 438 *(2000: 434)*. In 2001, total members' contributions were HK$2.5 million *(2000: HK$0.01 million)* and total contribution from the Company was HK$2.7 million *(2000: HK$0.2 million)*.

35 Tseung Kwan O Extension Project

The TKE Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tseung Kwan O Extension was signed on 4 November 1998.

With the good progress made on construction and equipment installation, the TKE Project is expected to open for passenger service in mid August 2002. Combined with the continued effects of the economic recession and through efficiencies achieved by the Company's project management team and partnering methodology in the design and construction processes, the Company has further reduced the estimated capital cost of the TKE Project to HK$18 billion, as compared to the original budget of HK$30.5 billion. Under the Agreement, the Company has undertaken to bear and finance the full amount of the capital cost.

The Agreement also permits the Company to undertake commercial and residential property developments at the proposed development sites in Tseung Kwan O South Area 86, Tiu Keng Leng, Tseung Kwan O Town Centre and Hang Hau, with approximate site areas totalling 42.64 hectares.

As at 31 December 2001, the Company had incurred expenditure of HK$12,833 million *(2000: HK$9,168 million)* on the project and had authorised outstanding commitments on contracts totalling HK$1,025 million *(2000: HK$3,388 million)* related to the project.

36 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its property development projects as at 31 December 2001:

Location/ development package	Land use	Total gross floor area (sq.m.)	Actual or expected completion date
Hong Kong Station	Office / Retail / Hotel	415,900	By phases from 1998–2004
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	By phases from 2002–2003
Package Three	Residential	105,886	2004
Package Four	Residential	128,845	2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2003–2007
Olympic Station			
Package One	Residential / Office / Retail	309,069	By phases from 1998–2000
Package Two	Residential / Retail	268,650	By phases from 2001–2002
Package Three	Residential	104,452	2005
Tsing Yi Station	Residential / Retail	292,795	Fully completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel	361,710	By phases from 1999–2003
Package Two	Residential / Retail	255,950	By phases from 2002–2005
Package Three	Residential / Retail	413,154	By phases from 2002–2005
Tseung Kwan O Station			
Area 57a	Residential / Retail	29,642	2004
Choi Hung Park-and-Ride	Residential / Retail	19,531	2005

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 15) as the case may be. As at 31 December 2001, total property development in progress in respect of these jointly controlled operations was HK$621 million *(2000: HK$634 million)* and total deferred income was HK$8,411 million *(2000: HK$10,403 million)*.

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at 31 December 2001 was HK$81 million *(2000: HK$147 million)* in respect of accruals related to property enabling works.

During the year ended 31 December 2001, profits of HK$3,248 million *(2000: HK$3,376 million)* were recognised (note 6).

37 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 77% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 15).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension (note 35).

C On 30 June 2000, the Appointed Day for the purposes of the new MTR Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

During the year, the Group has had the following material related party transactions:

E In connection with the construction of the Airport Railway and the Tseung Kwan O Extension, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2001 are provided in notes 14, 23 and 29 respectively.

F The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 17.

G The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate as well as granted loan to a Member of the Executive Directorate during the year. Details of these transactions are described in note 5. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme. Details of these benefits in kind are disclosed in note 5C and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board.

37 Material related party transactions (continued)

H During the year, the following dividends were paid to the Government:

in HK$ million	2001 Interim dividend	2000 Final dividend	Total
Cash dividends	218	153	371
Scrip dividends	322	231	553
	540	384	924

38 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2001 not provided for in the accounts were as follows:

The Group and The Company

in HK$ million	Railway operations	Tseung Kwan O Extension Project	Property development projects	Total
2001				
Authorised but not yet contracted for	854	4,142	1,985	6,981
Authorised and contracted for	1,760	1,025	154	2,939
	2,614	5,167	2,139	9,920
2000				
Authorised but not yet contracted for	890	8,444	2,045	11,379
Authorised and contracted for	2,577	3,388	617	6,582
	3,467	11,832	2,662	17,961

Included in the amounts *authorised but not yet contracted for* are costs that will not be subject to construction contracts such as staff costs, overhead expenses and capitalised interest.

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2001			
Authorised but not yet contracted for	625	229	854
Authorised and contracted for	930	830	1,760
	1,555	1,059	2,614
2000			
Authorised but not yet contracted for	634	256	890
Authorised and contracted for	1,359	1,218	2,577
	1,993	1,474	3,467

73

38 Commitments (continued)

(iii) Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

The Group and The Company

in HK$ million	2001	2000
Authorised but not yet contracted for	1,983	2,014
Authorised and contracted for	38	39
	2,021	2,053

B Operating lease commitments

The Group had operating leases on office buildings and staff quarters as at 31 December 2001. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

The Group and The Company

in HK$ million	2001	2000
Payable within one year		
Leases expiring within one year	4	3
Leases expiring between one to five years	8	10
	12	13
Payable after one but within five years	4	9
Payable after five years	-	-
	16	22

The above includes HK$10 million *(2000: HK$17 million)* in respect of the office accommodation and quarters for *construction project staff*. The majority of the leases are subject to rent reviews.

C Liabilities and commitments in respect of property management contracts

The Group had, over the years, jointly developed with outside property developers certain properties above or adjacent to *railway depots and stations. Under most of the* development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of *security, cleaning, maintenance* and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as *soon as they are paid*.

As at 31 December 2001, the Group had total outstanding liabilities and contractual commitments of HK$390 million *(2000: HK$272 million)* in respect of these works and services. Cash funds totalling HK$435 million *(2000: HK$401 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

39 Employee Stock Option Scheme

In connection with the Initial Public *Offering* ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Share Option Scheme") was established. Under the Share Option Scheme, a total of 769 employees including all the Members of the Executive *Directorate were granted on* 12 September 2000 options to purchase an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme, which provide that certain proportions of the underlying shares in respect of which options were granted under the Share Option Scheme will vest at certain specified times, as follows:

Date	Proportion of options vested
Before 5 October 2001	None
5 October 2001 to 4 October 2002	One-third
5 October 2002 to 4 October 2003	Two-thirds
After 4 October 2003	All

As at 31 December 2001, options to subscribe for 16,223,500 shares have been vested, of which 2,098,000 share options have been exercised. In addition, options to subscribe for 43,940,500 shares remained outstanding and 2,299,500 share options lapsed as a result of the resignation of certain option holders during the year.

40 Comparative figures

Comparative figures have been restated based on the changes in accounting policy as set out in notes 1B, 1D and 9.

41 Approval of accounts

The accounts were approved by the Board on 28 February 2002.

Supplementary information for US bond holders

The Group's financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are shown in the tables set out below.

A Revenue recognition on property developments
Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. Also under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognised during construction of the property on a percentage-of-completion basis.

B Telford headquarters redevelopment
Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognised as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C Asset revaluations and depreciation
Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$3,039 million and HK$3,234 million at 31 December 2000 and 2001, respectively.

D Depreciation of certain fixed assets
Prior to 1995, under HK GAAP, the historical cost of the Group's tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

With effect from 1 January 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100 years. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognised in 1995.

Additionally, prior to 1995 under HK GAAP, the cost of leasehold land was not amortised, based on assumed extensions of the leases. Under US GAAP, the amortisation of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

With effect from 1 January 1995, under HK GAAP, all leasehold land is amortised over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognised in 1995.

E Pension costs
Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme is generally based on the contributions made to the Retirement Scheme. Such contributions are determined by the Board with reference to an actuarial valuation. Under US GAAP, the defined benefit element of the Retirement Scheme is recognised as a charge to income over the employees' approximate service period, in accordance with United States Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions". SFAS No. 87 focuses on the Retirement Scheme's benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions.

F Income taxes
The Group's deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Based on these recognition criteria, as disclosed in note 11, the Group had an unrecognised net deferred tax liability at 31 December 2001, which is not expected with reasonable probability to become payable.

US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not "more likely than not" that such deferred tax assets will be realised. Under US GAAP, "more likely than not" is defined as a likelihood of more than 50 percent.

G Capitalisation of certain costs
Under HK GAAP, certain costs of a non-incremental nature are capitalised relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalise these non-incremental costs. The preponderance of the capitalised costs relating to the Airport Railway Project and other capital projects is incremental in nature and accordingly, is properly capitalised under both HK GAAP and US GAAP.

H Interest
Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognised.

I Dividend
Prior to 1 January 2001, HK GAAP permits dividends declared subsequent to an accounting period to be recognised in that accounting period. Under US GAAP, a dividend is only recognised at its declaration date.

With effect from 1 January 2001, the Group adopted revised SSAP 9 "Events after the balance sheet date".

The adoption of revised SSAP 9 has resulted in dividends being recognised as a liability at its declaration date. In previous years, dividends relating to an accounting period declared after the period end date were recognised in that accounting period. This change has been accounted for retrospectively with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods. The result of this change eliminated the prior year US GAAP difference on declared dividends.

J Stock based compensation
Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognised in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

K Others
Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognised as expenses under US GAAP, and certain anticipated expenses recognised under HK GAAP which are not recognised as expenses under US GAAP until the related goods or services are received or provided.

L Derivative Instruments
Under US GAAP, effective 1 January 2001, the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognised in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognised in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognised in earnings.

The adoption of SFAS 133 resulted in a pre-tax reduction in income of HK$20 million (HK$17 million after tax) and a pre-tax reduction in other comprehensive income ("OCI") of HK$187 million (HK$157 million after tax). The reduction to income is mostly attributable to losses of derivatives not qualified as hedging instruments. The reduction to OCI is mostly attributable to unrealised losses of approximately HK$187 million on cash flow hedges. The cumulative effect of adopting SFAS 133 did not have a material impact on the Group's financial condition and results of operation.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

Reconciliation of net income to US GAAP

Year Ended 31 December *in $ million*	2000 HK$	2001 HK$	2001 US$*
Profit for the year in accordance with HK GAAP	4,055	4,284	549
Adjustments required under US GAAP			
Revenue recognition on property developments	(13)	1,216	156
Depreciation on revalued properties and redevelopment	(57)	(64)	(8)
Depreciation on certain fixed assets	10	10	1
Difference in periodic pension cost	182	112	14
Deferred tax accounting	(574)	(724)	(93)
Capitalisation of certain costs	(151)	(65)	(8)
Interest	(21)	(21)	(3)
Stock based compensation	(25)	(60)	(8)
Cumulative effect of adopting SFAS 133	–	(20)	(3)
Derivative instruments	–	(33)	(4)
Other	3	(1)	–
Tax effect of above adjustments	9	(160)	(20)
Net income for the year in accordance with US GAAP	3,418	4,474	573
Basic and diluted earnings per share	HK$ 0.68	HK$ 0.89	US$ 0.11

Reconciliation of shareholders' equity to US GAAP

As of 31 December *in $ million*	2000 HK$	2001 HK$	2001 US$*
Shareholders' funds in accordance with HK GAAP	50,328	54,049	6,930
Adjustments required under US GAAP			
Revenue recognition on property developments	1,061	2,277	292
Accumulated depreciation on revalued properties and redevelopment	(234)	(298)	(38)
Asset revaluation reserves	(6,640)	(6,634)	(851)
Accumulated depreciation on certain fixed assets	(791)	(781)	(100)
Difference in periodic pension cost	(311)	(199)	(26)
Deferred tax accounting	(1,757)	(2,481)	(318)
Capitalisation of certain costs	(1,108)	(1,173)	(150)
Interest	697	676	87
Cumulative effect of adopting SFAS 133	–	(207)	(27)
Derivative instruments	–	(119)	(15)
Other	38	37	5
Tax effect of above adjustments	39	(121)	(16)
Shareholders' equity in accordance with US GAAP	41,322	45,026	5,773

* For the convenience of readers, the US dollars equivalent was translated at HK$7.7989 which was the Hong Kong closing buying rate quoted from Reuters at 4 pm of 31 December 2001.

Designed by Sedgwick Richardson Editorial by Conatus Limited Photography by Paul Hu

地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk